Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED
2009 OCT -9 P 12:57
OFFICE OF INTERNATIONAL

[redacted]

09047111

SUPPL

Bogotá, D.C., October 2, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Ref.: Submission of Documents pursuant Del Valle SA
Corporación Financiera ~~Colombiana S.A.~~'s
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the document listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English version of the **Minute No. 070** of the General Assembly Meeting of Common Shareholders, to be held on September 2, 2009.

2. Spanish and English copy of certificate related to the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders.

Very Truly yours,

ALFONSO RODRIGUEZ AZUERO
Vicepresident

Dew 10/9

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
NIt 890.300.653-6

FILE No. 823437

RECEIVED
2009 OCT -9 P 12:57
OFFICE OF INTERNATIONAL

RIDER 2

Spanish and English copy of certificate related to the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders.

FILE No. 823437

CERTIFICACION

En la ciudad de Bogotá, D.C., a los dos (2) días del mes de septiembre del año dos mil nueve (2009), siendo las 10:00 a.m., el Presidente y Secretario de la CORPORACION FINANCIERA COLOMBIANA S.A., certifican que no se dio inicio a la Asamblea General de Accionistas Preferenciales y sin Derecho a Voto de la sociedad, teniendo en cuenta que no hubo quórum de conformidad con el artículo 32 de los Estatutos Sociales.

EL PRESIDENTE	**EL SECRETARIO**
JOSE ELIAS MELO ACOSTA	**MARIA ESPERANZA MOJICA RODRIGUEZ**

RECEIVED
2009 OCT -9 P 12:57

FILE No. 823437

CERTIFICATION

In the city of Bogota D.C., on September 2, 2009, at 10:00 a.m. the President and Secretary of CORPORACION FINANCIERA COLOMBIANA S.A. certify that the General Assembly Meeting of Non-Voting Preferred Dividend Shareholders did not take place, taking into account the Quorum was insufficient according to article 32 of the Corporate by-laws.

THE PRESIDENT	THE SECRETARY
JOSE ELIAS MELO ACOSTA	**MARIA ESPERANZA MOJICA RODRIGUEZ**

Corficolombiana

Nit 890.300.653-6

FILE No. 823437

RIDER 1

Spanish and English version of the **Minute No. 070** of the General Assembly Meeting of Common Shareholders, to be held on September 2, 2009.

FILE No. 823437

2009 OCT -9 P 12:07

MINUTE No. 070

In the city of Bogotá D.C., on the 2nd of September, 2009, at 10:30 a.m., at Carrera 7 No.78-96, a General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Shareholders of Corporación Financiera Colombiana S.A. took place with previous notice of the meeting made by the President of the company on July 31, 2009, as provided in the by-laws, with the attendance of the following shareholders:

SHAREHOLDERS	# SHARES	PROXY
BALENTINE INTERNATIONAL EQUITY FUND SELECT LP	7.250	Claudia Patricia Calderón Cadena – Apoderada
BANCO DE OCCIDENTE	22.935.978	María Marcela Rojas Prieto – Apoderada
BANCO DE BOGOTA	64.245.992	Mario Alberto González Castro – Apoderado
BANCO POPULAR	9.446.431	Jesús Alfonso Santacruz Guzmán – Apoderado
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM CALPERS	1.687	Claudia Patricia Calderón Cadena – Apoderada
CITIBANK N.A. PRIVATE BANK	18.122	Alejandro Pieschacón - Apoderado
COMPAÑÍA DE SEGUROS BOLIVAR S.A.	233.026	Ana María Roa Sarmiento – Apoderada
CORPORACION BANCO DE BOGOTA PARA EL FOMENTO DE LA EDUCACION	137.390	Mario Alberto González Castro – Apoderado
EATON VANCE STRUCTURED EMERGING MARKETS FUND	11.604	Claudia Patricia Calderón Cadena – Apoderada
ESPEJO SAAVERA CUERVO ENRIQUE	33	
FDO. DE PENSIONES VOLUNTARIAS MULTIFUND SKANDIA	134.527	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO ALTERNATIVO DE PENSIONES SKANDIA	13.486	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE CESANTIAS HORIZONTE	565.007	Ana María Rivera Martínez - Apoderada
FONDO DE CESANTIAS PORVENIR	1.676.419	Andrés Eduardo Díaz Plazas – Apoderado
FONDO DE CESANTIAS PROTECCION	263.711	Sergio Preciado Rodríguez – Apoderado
FONDO DE PENSIONES VOLUNTARIAS BBVA HORIZONTE	15.543	Ana María Rivera Martínez - Apoderada
FONDO DE PENSIONES HORIZONTE	4.599.028	Ana María Rivera Martínez - Apoderada
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.150.635	Andrés Eduardo Díaz Plazas – Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCION	10.137.929	Sergio Preciado Rodríguez – Apoderado
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	1.450.120	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE PENSIONES PROTECCION	502.533	Sergio Preciado Rodríguez – Apoderado
FONDO DE PENSIONES Y CESANTIAS SKANDIA	53.498	Sandra Liliana Beltrán Sánchez – Apoderada
KNEPPER AFANOR ROBERTO	97.197	
PASTERIZADORA SANTANDEREANA DE LECHES S.A.	198.801	Leopoldo Cortés Ortiz – Representante Legal
SERRANO GOMEZ Y CIA. S. EN C.	161.828	Leopoldo Cortés Ortiz – Representante Legal
SOTO ESTRADA MANFREDO	89.914	
Total Acciones	**120.147.689**	

Common Shares

The notice of the meeting was made through announcements published on July 31, 2009 on La Republica newspaper, issue No. 18.408 and El Pais newspaper, issue 21.327.

The text of the notice of the meeting is the following:

"THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.
IS HEREBY CALLING:

To the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders, to be held on September 2, 2009, at 10:00 a.m., at Carrera 7 No. 78-96 Club El Nogal, in the city of Bogotá, D.C., to advise on the General Assembly Meeting of Common Shareholders.

He is also calling the Common Stockholders and the Non-Voting Preferred Dividend Stockholders to the General Assembly Meeting of Common Stockholders to be held on September 2, 2009, at 10:30 a.m. at Carrera 7 No. 78-96 Club El Nogal, in the city of Bogotá, D.C.

The order of the day is the following:

1. *Quorum verification*
2. *Reading of the Order of the Day and approval*
3. *Approval of the Regulation by the General Assembly Meeting of Common Shareholders*
4. *Appointment of a commission to approve the minute of the Assembly Meeting*
5. *CFC´s Board of Directors and President´s report on the January-June 2009 period*
6. *Individual and consolidated financial statements as of June 30, 2009*
7. *Statutory Auditor´s report*
8. *Approval of the management reports and financial statements*
9. *Profit distribution project*
10. *Report of the Board of Directors on the Audit Committee´s performance*
11. *Report on donations*
12. *Proposals and miscellaneous*

The documents required by the law shall be available to the shareholders at the CFC´s Secretary´s Office (at Carrera 13 No. 26-45 Piso 8 in the city of Bogota), within fifteen days previous to the assembly meeting.

Any shareholder who may not personally attend the Assembly Meetings in kindly requested to appoint proxies to represent him through a written communication sent to the Corporation´s President, indicating the principal and agent´s name, the name of the individual who may substitute the agent as the case may be, the date of the Assembly meeting for which the power is granted, and the types of shares represented. It has been agreed that except in the case of legal representation, CFC´s managers and employees may not represent any shares other than their own nor, substitute the powers they have been conferred.

JOSE ELIAS MELO ACOSTA
President"

The notice of the Assembly meeting was disclosed to the market as relevant information on July 31, 2009. On the same date the announcement of such meeting was also sent to Superintendencia Financiera de Colombia with a communication filed under No. 2009059841-000-000.

FILE No. 823437

The Assembly meeting was presided over by Mr. Jose Elias Melo Acosta, President of Corporacion Financiera Colombiana and Mrs. Maria Esperanza Mojica Rodriguez acted as Secretary, pursuant to provisions of article 29 of the bylaws.

The meeting was also attended by Mr. Ricardo Rubio Rueda, partner of Deloitte & Tourche Ltda., the firm exercising as Statutory Auditor of Corficolombiana, and Mr. Alfonso Rodriguez Azuero, Executive Vice President of Corficolombiana.

The following shareholders who hold non-voting preferred dividend shares, were invited to attend the meeting: Mr. Victor Hugo Diaz Rondon, Porvenir Pension Fund, represented by Mr. Andres Eduardo Diaz Plazas, and Mr. Jacinto Luna Molina.

The Secretary of the Assembly Meeting reported the following:

(i). All the documents required by the law were available to the shareholders at CFC's headquarters, within the legal term.

(ii) Resolution 116 of February 2002 by the Financial Superintendency has been complied, related to the transparency, independence and equity to be observed by CFC'S legal representatives and officials, in relation to the notice and development of the Shareholders' General Assembly Meeting.

Next, the President continued with the development of the meeting as follows:

1. QUORUM VERIFICATION

The Secretary reported that 120.147.689 common shares were present out of the 160.543.030 currently subscribed and paid in shares of Corporacion Financiera Colombiana in this type of shares, accounting for 74.83%:

From the above, there was sufficient Quorum to deliberate and make decisions.

2. READING AND APPROVAL OF THE ORDER OF THE DAY

The President submitted to the consideration of the Assembly the following order of the day that was unanimously approved by the shareholders:

1. Quorum verification
2. Reading of the Order of the Day and approval
3. Approval of the Regulation by the General Assembly Meeting of Common Shareholders
4. Appointment of a commission to approve the minute of the Assembly Meeting
5. CFC's Board of Directors and President's report on the January-June 2009 period
6. Individual and consolidated financial statements as of June 30, 2009
7. Statutory Auditor's report
8. Approval of the management reports and financial statements
9. Profit distribution project
10. Report of the Board of Directors on the Audit Committee's performance
11. Report on donations
12. Proposals and miscellaneous

3. APPROVAL OF THE COMMON SHAREHOLDERS GENERAL ASSEMBLY REGULATIONS

The Internal Regulation draft applicable to this meeting to consideration as well as to any other common or extraordinary meeting to be held in the future was submitted. The said Internal Regulation was unanimously approved by the Shareholders General Assembly, under the terms stated below:

"SHAREHOLDERS GENERAL ASSEMBLY OF CORFICOLOMBIANA S.A.

REGULATION

ONE: Scope
This regulation will govern the Shareholders General Assembly meetings of Corporacion Financiera Colombiana S.A. – Corficolombiana S.A.

TWO: Composition

The Shareholders General Assembly is made up by the shareholders with right to deliberate, recorded on the Shareholders Register book, or their proxies, making up a quorum and other requirements stated on the bylaws.

THREE: Type of Meetings

The meetings of the Shareholders General Assembly of Corporacin Financiera Colombiana S.A. may be either common or extraordinary, pursuant to provisions of the bylaws and the law.

The Assembly Meetings of Common Shareholders will be held before April 1 and October 1, on the date, time and place designated by CFC´s President on the notice to the meeting. In case the notice to the meeting is not given by the President, the Assembly will meet by its own right on the first working day of April and October, respectively, at 10 a.m. at the President´s office located at CFC´s headquarters.

The remaining Assembly meetings are extraordinary meetings and will be held on the date, time and place indicated on the notice to the meeting, as considered appropriate by the Board of Directors, the President, the Statutory Auditor or a plural number of shareholders representing at least one fourth of the subscribed shares. In this latter case, the request should clearly state the purpose of the meeting.

FOUR: Announcement

The announcement to the Shareholders General Assembly meetings will be made at least with a fifteen (15) working day prior notice in case of the Extraordinary Meetings and at least with a five (5) regular day prior notice in case of the Common Meetings. The notice to the meeting will be made through an announcement made on a newspaper published at CFC´s location. While non-voting preferred dividend shares remain outstanding, the announcement will also be made on El Pais newspaper in the city of Cali.

The notice to the meeting will also be announced to the market through the web page of Superintendencia Financiera de Colombia and CFC´s web page.

The announcement to the extraordinary meeting will also include the order of the day, and the Assembly may not treat any other subject other than the ones indicated, except when so resolved by the same Assembly with the favorable vote of the majority of attendants; however, it has powers to remove the managers or other officials whose appointment is its responsibility.

When giving notice to a Shareholders General Assembly meeting where the non-voting preferred divided shareholders may participate, the announcement will also include the notice to the Non-Voting Preferred Dividend Shareholders, specifying the issues to be treated at the Assembly meeting. The Non-Voting Preferred Dividend Shareholders should precede the Shareholders General Assembly Meeting.

FIFTH: Holding of the Meeting

***Attendants**: The shareholders recorded on the respective book may personally attend the General Assembly meeting to which they have been notified or their proxies, who will certify their capacity as provided on the bylaws.*

In case of proxies, their power has to be granted with a written authorization, containing at least the following information: name and identification of the proxy and principal; date of the assembly meeting for which powers are being conferred; the powers granted; name of the person to which the powers can be substituted, if necessary; and the type of shares represented.

The powers granted for representation purposes at one or more Shareholders General Assembly meetings, will apply to the different sessions that may take place.

Except in the case of legal representation, the managers and employees of Corporacion Financiera Colombiana S.A. may not represent shares other than their own, nor substitute the powers they are conferred.

Anyway, for the purpose of the shareholders representation, compliance will be given to provisions of article 185 of the Commerce Code and Resolution 116 of 2002 issued by Superintendencia de Valores, currently Superintendencia Financiera de Colombia, or any modifying, substituting or complementary provision.

***Quorum**. There will be quorum to deliberate at the Common and Extraordinary Meetings of Shareholders with the attendance of a plural number of persons representing an equal or a number of voting shares higher than half plus one subscribed shares.*

If the Assembly Meeting is not held due to insufficient quorum, a new meeting will be announced where deliberations and decisions will be made with the attendance of one or several members, regardless of the number of shares represented. The new meeting will be held any time after ten working days but no later than thirty working days, since the date of the first meeting.

In the meetings by own right, valid deliberations and decisions will be made with a plural number of shareholders, regardless of the number of shares represented.

Except when the law requires a higher number of votes, the acts of the General Assembly meeting require the affirmative vote of a plural number of shareholders representing at least half plus one shares present at the voting meeting upon executing the voting.

If the non-voting preferred dividend assembly holds a separate meeting, the decisions therein adopted should be approved by the majority provided by the law.

Directors: *The Assembly meeting will Presided over by the President of the Board of Directors or by the Vice President of the same, or by any other director. In case of absence of all the previous official members, the President of Corporacion Financiera Colombiana or whoever represents him, or a shareholder appointed by an absolute majority of attendants will assume this position.*

The Secretary of the Assembly will be the General Secretary of Corporacion Financiera Colombiana or whoever represents him.

Participation. *Participation of attendants may take place once the exposition of the corresponding announced subject has been completed. The participation will be governed by the following rules:*

Any shareholder wishing to participate, will identify himself giving his full name and the number of shares he holds or represents. The President may request, for clarification purposes of the matter exposed, to submit the text of the participation.

The President of the Assembly will give the permission to speak.

The shareholder to whom the permission to speak is granted will have 5 minutes to make his exposition, per each item of the order of the day.

Shareholders are not allowed to participate more than twice on the same subject.

The participation will have to make reference to the subject of the order of the day on which an exposition is being made.

Elections and Voting. *Any election or voting made by the Shareholders General Assembly will be governed by the rules provided on the bylaws.*

Pursuant to such rules, the following applies:

- *Each common share has the right to one vote.*

- *The proxy of a shareholder may not fraction the vote corresponding to the shares of the principal. This individuality of the vote is not opposite to the fact that the proxy of several shareholders elects and votes in agreement with the separate instructions given by each principal.*

- *Each shareholder will have the right to vote on each proposal, except the managers and employees of Corficolombiana S.A., who are not allowed to vote with their own shares the approval of end of year accounts and corporate settlement accounts.*

- *The Board of Directors will be appointed by using the electoral quotient, and the Statutory Auditor and his Alternate will be appointed with the majority of votes of the represented shares attending the meeting.*

Recordings: *Any recording to be kept on each item treated should be submitted in written form to the Secretary's office of the Shareholders General Assembly.*

FILE No. 823437

SIX: Conclusion

Upon completing the order of the day approved by the Shareholders General Assembly, the President will conclude the meeting, adjourning the session.

SEVEN: Minute of the Assembly

The Secretary of the meeting will write up the minute of the same, under the terms provided by the Law and corporate bylaws. Such minute will be recorded on the Minute Book, registered at the Chamber of Commerce where the headquarters are located.

The minutes will be signed by the President and Secretary of the Assembly, or by the Statutory Auditor. The minutes will also be signed by the two delegates appointed by the Assembly".

4. APPOINTMENT OF A COMMISSION TO APPROVE THE MINUTE

The shareholders unanimously appointed Mr. Mario Alberto Gonzalez Castro and Mrs. Maria Marcela Rojas Prieto as delegates to approve the minute of the meeting.

5. REPORT FROM THE BOARD OF DIRECTORS AND THE PRESIDENT OF CORPORACION FINANCIERA COLOMBIANA ON THE JANUARY-JUNE 2009 PERIOD

Mr. Jose Elias Melo Acosta submitted the joint report of the Board of Directors and the President to the Shareholders on the January – June 2009 period, which was available at the headquarters of Corporacion Financiera Colombia S.A. for 15 days previous to the meeting and is included in the documents handed to each one of the attending shareholders.

The President highlighted the financial results obtained in the first semester of 2009, which were considered as excellent, and indicated that the entity owns the fourth largest equity among the financial entities in Colombia and has an equity support of 2.1 MM Colombian pesos. The financial results and the balance structure allow the entity to have a high solvency ratio of 46.2%, reflecting the low risk of its assets.

With respect to the long term investment portfolio that includes companies from the production sector and the financial sector with investments for 2.2 MM Colombian pesos, the President stated that it is secure, profitable and dynamic. In spite of the economic downturn and restrained growth experienced in the first semester of 2009, the investments comprising the portfolio increased by 6%.

I reiterate that, in general terms, we expect that the net income of the financial business and the commissions are sufficient to cover Corficolombiana's administrative expenses, and this goal was largely attained in the first semester of 2009.

The President said that as a result of the company's balance soundness and the profitability of its assets reflected on the statement of results, Corficolombiana has deserved a AAA rating by Fitch Ratings Colombia and BRC Investor Services.

After exposing the current structure of the investment portfolio and its situation, as well as the future strategies, he said that such portfolio features a diversified sector composition, with capacity for stable dividend generation, growth opportunities and value realization.

He asserted that the excellent financial results of investments help maintain Corficolombiana´s shares as one of the most attractive in the Colombian stock market, with a leading position in terms of dividends per share.

Finally, he indicated that the purpose of the entity is to continue working on creation of value and leveraging the Colombian private sector growth, and contribute this way to the development of the country.

Text of the management report:

"MANAGEMENT REPORT

We present the shareholders for their consideration the management report of Corporación Financiera Colombiana S.A corresponding to the first semester of 2009. The report contains a brief description of the main economic events occurred during the activity of the Corporation, and an analysis of results obtained.

ECONOMIC ACTIVITY

During 2008 and the first months of 2009 local economic activity has presented an important de-acceleration, product of the crisis effect on International financial markets that began at the end of 2007 and the contraction monetary policy implemented by Banco de la República (the Central Bank) between 2006 and 2008. According with the figures published by DANE, in the first semester of 2009 Colombian economy contracted at an annual rate of 0.6% vs. a 4.2% growth in the same period of the former year.

Behaviour of the GIP -demand



Final consumption
Investment
Net exportations
GIP
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09

Source: DANE

Analysing the behaviour of the product with respect to demand, we may see that investment showed the highest contraction, with an annual drop of 1.3%, resulting in a negative contribution of 0.26 percentage points to the GIP contraction for the first semester of 2009. Although this adjustment in the growth rhythm of investment had been expected, it may also be explained as a signal of the slow recovery industrial production shall present in the next years.

FILE No. 823437

GIP Behaviour - offer



Mines and quarries
Financial Institucions
Construction
Energy, gas and water
Social services
Agriculture and cattle
Transportation
Commerce/trade
Industry
GIP
10.6%
6.4%
4.7%
3.9%
4.1%
-11.3%
1.9%
1.0%
-0.2%
0.3%
-0.8%
-0.6%
-2.0%
0.4%
-2.7%
-0.6%
-7.9%
-7.9%
-0.6%
-1.0%
2009-i
2008-iv

Source: DANE

On the other hand, when analysing the behaviour of the GIP with respect to offer, it appears that the manufacturing industry has presented the greatest de-acceleration, with a contraction of 7.9% per annum for the second consecutive semester.

Also, according with Muestra Mensual Manufacturera (Manufacture Monthly Model) published by DANE for April shows a 14.5% contraction in real terms, indicating that during the next months no adjustment shall be present in this sector.

Manufacture Monthly Model



20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
Growth 12 months
Average 12 months
Abr-05
Jul-05
Oct-05
Ene-06
Abr-06
Jul-06
Oct-06
Ene-07
Abr-07
Jul-07
Oct-07
Ene-08
Abr-08
Jul-08
Oct-08
Ene-09
Abr-09

Source: DANE

With respect to the construction sector, it showed the highest de-acceleration until the fourth semester of 2008, and presented an adjustment during the first semester of 2009 and grew at a 4.1% annual rate. This behaviour is due to a 21.2% increase in civil works that may be partially associated with the governmental strategy of boosting the country's economy by means of an increase in investment. Notwithstanding, the building construction sector continues to present a de-acceleration as a consequence of the negative impact of an increase in unemployment, on the demand of mortgage loans and for new housing. Evidence may be seen in the behaviour of housing licenses that as of March had dropped 10%.

Construction Licenses



100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
Annual growth
Average 12 monts
Dic-04
Mar-05
Jun-05
Sep-05
Dic-05
Mar-06
Jun-06
Sep-06
Dic-06
Mar-07
Jun-07
Sep-07
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09

Source: DANE

The sector with the highest growth rhythm during the first quarter of the year was the financial institutions sector that grew at an annual rate of 4.7%. Notwithstanding the de-acceleration in the behaviour of the credit portfolio as shall be analysed hereinafter, while the portfolio continues growing at positive rates and treasury business revenues continue to be generated, the behaviour of this section of the economic activity shall continue to be positive.

Inflation and interest rates

During 2007 and 2008 the increase in internal demand plus offer restrictions in some foods created inflationary pressures. The result was that during these two years the annual variation of the Consumer Price Index was higher than the goal established by Banco de la República, the Central Bank.

Total inflation without food



12%
10%
8%
6%
4%
2%
0%
Total
Without food
4.06%
3.27%
Mar-00
Nov-00
Jul-01
Mar-02
Nov-02
Jul-03
Mar-04
Nov-04
Jul-05
Mar-06
Nov-06
Jul-07
Mar-08
Nov-08
Jul-09

Source: DANE

Nevertheless, de-acceleration in internal demand and especially the favourable conditions for main food crops have lead annual inflation to present a correction of 3.86 percentage points during the first half of the year. Notwithstanding, the behaviour of inflation without foods leads us to conclude that the drop in inflation is more associated with a correction of the offer impact present during former years, that effectively to a de-acceleration of internal demand.

FILE No. 823437

Implicit Inflation 2013


7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
07-Jul-08
28-Jul-08
18-Ago-08
08-Sep-08
29-Sep-08
20-Oct-08
10-Nov-08
01-Dic-08
22-Dic-08
12-Ene-09
02-Feb-09
23-Feb-09
16-Mar-09
06-Abr-09
27-Abr-09
18-May-09
08-Jun-09
29-Jun-09

Source: Banco de la República - SEN

The drop in inflationary pressures and the correction in medium term inflation expectancies have caused Banco de la República to find space for reducing the intervention interest rate in 550 pbs, leaving it at present in 4.5%.

This reduction in the intervention interest rate has partially been reflected in economy interest rates. Whilst some interest rates (for example, the DTF and the IBR) have rapidly adjusted to the reductions in the intervention interest rate, active interest rates and those of greater term have not presented the same adjustment level.

To this effect, as long as reductions in the intervention interest rate are not completely transmitted to the other economy interest rates, recovery in the growth rhythm shall not be the result of an increase in consumption via a re-acceleration in credit demand. Rise pressures exercised by the Government on the yields curve (before an increase in the offer of public debt securities) and competition for resources constitute the main impediment for a reduction in the intervention interest rate to be reflected in better financing conditions for the productive sector.

It is therefore expected that the central bank, Banco de la República, begins using tools different from the intervention interest rate for trying re-activating internal demand. A reduction in cash reserve requirements to the financial system or an increase in the TES portfolio of Banco de la República could constitute a way for pumping in liquidity to economy.

External sector and exchange rate

Whereas in the short term the behaviour of the exchange rate has been influenced by market factors such as the level of the agents' dislike to risk, or the differential of interest rates between Colombia and the United States in the medium and long term, the main determinants of the type of exchange are related to the movement of foreign currencies that is summarised in the balance of payments.

It is therefore necessary to take into account the behaviour of the main accounts that conform the balance of payments, in order to estimate the impact that the present economic situation may have on the rate of exchange.

Balance of payments (Million USD)

	2008Q1	2009Q1	Absolute Var
Current account	**-1,232**	**-976**	**256**
Non factorial goods and services	-216	-359	-143
Factor Income	-2,323	-1,837	486
Transferences	1,307	1,220	-86
Capital accounts	**1,724**	**1,183**	**-541**
Long term financial flows	2,750	3,156	405
Assets	384	1,168	784
Liabilities	3,134	4,323	1,189
Other	0	0	0
Short term financial flows	-1,026	-1,973	-946
Assets	798	1,104	306
Liabilities	-228	-869	-641
Errors and omissions	154	-196	

Source: Banco de la República

Analysing the behaviour of the Current Account it may be seen that the deficit has reduced in 256 million Dollars, what has been influenced by a drop in capital exit on account of factor income. As the economic de-acceleration has had negative effects on cash generation of local companies, dividends paid by Colombian companies to their subsidiaries abroad have been reduced, leading to a drop of 581 million Dollars in expenses related to factors income.

This effect has been partially compensated by an increase of 143 million Dollars in the commercial deficit. This behaviour has been associated to lower income from the drop in the value of exportations (given the lower prices of primary goods). In the same way, an increase in unemployment in countries as the United States and Spain has led to a reduction in the income of remittances to the country. The aforementioned has been reflected in a drop of 47 million Dollars in this account.

Reviewing the behaviour of the capital'account, we may see that the surplus showed a drop of 541 million Dollars that has been supported by a reduction of 346 million Dollars in direct foreign investment and of 946 million Dollars in short term financial flows.

Financial sector

After growing at rates higher than 20% during 2007 and 2008, the loan portfolio has presented an important de-acceleration and its annual growth as of May was 12.64%. The portfolios that have showed the highest de-acceleration rhythm are the consumption portfolio and the mortgage portfolio that from an average growth rates of 32% and 13% respectively, dropped to 3.05% and 3.95% at present.

FILE No. 823437



Portfolio growth per modality
70%
60%
50%
40%
30%
20%
10%
0%
-10%
Crec. anual
06-Ene-06
06-Abr-06
06-Jul-06
06-Oct-06
06-Ene-07
06-Abr-07
06-Jul-07
06-Oct-07
06-Ene-08
06-Abr-08
06-Jul-08
06-Oct-08
06-Ene-09
06-Abr-09
06-Jul-09
Commercial
Consumption
Housing
Microcredit

Source: Superfinanciera

The de-acceleration of the loan portfolio, especially the consumption and mortgage portfolios, has been associated to a drop in the available family income, derived mainly from an increase in the unemployment level. To this effect, the expectation of a drop in permanent family income, due to the loss of income of one of its members should lead in the medium term to a non recovery of family consumption via a higher indebtedness level.

As a consequence of the aforementioned, profits of the financial sector reflect the de-acceleration in the growth of the portfolio. Whilst as of the closing of 2008 profit in the financial sector presented a growth of 21.04%, in May this figure amounted to 12.69%.



Growth of profits financial system
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
Annual growth
May-06
Ago-06
Nov-06
Feb-07
May-07
Ago-07
Nov-07
Feb-08
May-08
Ago-08
Nov-08
Feb-09
May-09

Source: Superfinanciera

The drop in income derived from the credit intermediation activity by local banks has been partially compensated by an increase in income associated with treasury activities. The drop in the intervention interest rate, as less medium term inflationary expectations has resulted in a valuation of fixed income securities. This behaviour plus the de-acceleration in credit demand by the agents constituted an environment favourable for financial entities increasing their exposition in public debt securities.

Investment participation on total assets


35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Active %
May-06
Ago-06
Nov-06
Feb-07
May-07
Ago-07
Nov-07
Feb-08
May-08
Ago-08
Nov-08
Feb-09
May-09

Source: Superfinanciera

Still, risks associated to the deterioration of portfolio quality exist, that may have negative effects on profits of the financial sector. In the last year, the indicator has presented an increase of 0.62 percentage points and of 1.87 percentage points in the last two years. The result has been an increase higher than 40% in provision expenses in the last year.

Notwithstanding the increase in the expense on provisions and the slight deterioration of portfolio quality, strength indicators of the financial sector evidence that local banks are capable of facing greater deterioration in the portfolio quality. In the last months financial institutions have reduced their financial gearing level that is mainly associated to two factors: (i) the equity strengthening they have been working on, and (ii) the de-acceleration of internal demand that generated a drop in the growth rhythm of the loan portfolio. The first one is especially relevant taking into account the negative effects that an eventual deterioration of the portfolio quality may have on the equity of financial institutions. Thus, indicators as the solvency margin evidence that the local financial system is prepared to face a greater deterioration in the credit quality of its assets.

Solvency indicator credit institutions


14.50
14.00
13.50
13.00
12.50
12.00
11.50
11.00
Dic-06
Feb-07
Abr-07
Jun-07
Ago-07
Oct-07
Dic-07
Feb-08
Abr-08
Jun-08
Ago-08
Oct-08
Dic-08
Feb-09
Abr-09

Source: Superfinanciera

Then, in spite of the present economic situation, the strength in the equity presented by the different financial institutions evidences that the financial system is prepared to face the effects the present economic de-acceleration may have. Also, the low proportion of derivatives and foreign currency within profitability of the system derived from the drop in the value of subjacent assets, as the one occurred in the United States and Europe, is not very probable at local level.

FILE No. 823437

MAIN FIGURES OF THE CORPORATION

As of the closing of the first half of 2009, the Corporation presented total assets of $3.974.753 million, growing 15.85% vs. total assets as of December 2008 and higher in 14.58% to the same period the former year. In the assets, the most important item and with the greater variation is that of total investments that recorded a balance of $3.576.402 million, of which $2.239.881 million correspond to variable income investments, including valorisations and $1.336.521 million to fixed rate investments, total investments representing 90% of total assets.

Total liabilities as of June 2009 were $1.826.326 million being the most important items those of CDT (Term Deposit Certificates) deposits and savings accounts that reached the sum of $1.165.957 million, and interbank and repo operations with a balance of $572.539 million. Liabilities showed an increase of 23.58% vs. the closing of 2008 and of 16% vs. the closing as of the first half of the former year.

The equity of the Corporation as of June 30, 2009 was of $2.148.427 million, 13.39% higher than the value as of the closing of June 2008, and 10% higher than the value as of the closing of 2008. With this equity level, Corficolombiana places itself in the fourth place within the total financial system, after the equity of Bancolombia, Banco de Bogotá and Davivienda banks.

Solvency ratio at the end of the first semester of 2009 was 46.16%.

Profit and Loss

The Corporation recorded as of the first half of 2009 a net profit of $138.266 million, higher in 42.09% to profit recorded in the same period the former year. The most important item within the results of the Corporation is that of dividends; also important the performance of the Treasury that generated substantial income for the Corporation. It is relevant to mention that Corporation results come mostly from operating income thus reflecting the stability and strength of the investment business and the financial business.

DATE	NET PROFIT
Jun-06	114,547
Dec-06	558,278
Jun-07	105,263
Dec-07	100,399
Jun-08	97,312
Dec-08	127,466
Jun-09	138,266

Amounts in million Pesos

In the January-June, 2009 period, net operating result was of $131.959 million, higher in more than 200% to the value as of the first half of 2008.

DATE	NET OPERATING RESULT
Jun-06	107,382
Dec-06	548,275
Jun-07	76,397
Dec-07	54,429
Jun-08	61,826
Dec-08	118,459
Jun-09	131,959

Amounts in Million Pesos

These results reflect the effort made in the companies that conform the investment portfolio in order to maintain stable yields and the good behaviour of income generated by the Treasury area, higher to those of the former year in more than 30%.

In the capital investment business, during the first semester of 2009, dividends for $120.270 million were received. This amount overcomes in 28.5% dividends received in the same period of the former year. Additionally, the investment valorisation item recorded a net income of $24.127 million, where the greatest impact was generated on April by the change in marketability of the Gas Natural share.

The investment bank area participated in the net operating result of the first half of 2009 with income for $3.129 million.

With respect to the financial business of the Corporation that includes intermediation activities (treasury and private bank), it had an excellent behaviour in the first half of the year with a growth in income of more than 30% vs. the first semester of 2008. The treasury business, that includes portfolio valuation, trading and foreign currency market, it generated in the first semester of the year gross income of $93.959 million, higher in 32,16% than the value recorded in the same period of the former year. On its part, the private bank area generated commissions for $2.530 million in the January-June 2009 period.

It is also important to mention that the Corporation has made a very important effort in the decrease of administrative expenses in the first semester of 2009 this item presented a decrease of nearly 4% in nominal terms vs. the same period of the former year.

INVESTMENT BUSINESS

CAPITAL INVESTMENT

Our performance in this semester where most of economic indicators indicated a downward trend mainly was dedicated to strengthen competitiveness of most of our companies. Our effort has focussed in applying policies for enhancing efficiency and optimising resources, regulating productions according with the evolution of demand, re-programming of expansion plans and modernisations, and the elimination of business lines not generating value in the companies.

During this period the portfolio companies have generated good results, complying most of them with the semester budget and generating profit for their stockholders.

Investment Portfolio

As of June 2009, the investment portfolio of the Corporation had participations in 66 companies and a Private Capital Fund. This portfolio is characterised by a diversified sector composition, with capacity for a stable dividend generation and growth opportunities and value realisation. Its value in books amounts the sum of $2.2 billion Pesos, detailed by sectors as follows:

FILE No. 823437

Graph 1. Composition Investments CFC


Other
1%
Industria
5%
Gas
38%
Concessions
11%
Agro-
industrial
10%

Source: CFC Investments

Valuation

In the first half of the year, the value of the portfolio grew 6% in a period where Colombian economy has suffered an approximate de-acceleration of 2.5% actual. Investments in the real sector amount $1.96 billion, corresponding to 89% of the portfolio. On its turn, investment in infrastructure constitutes 60 % of the portfolio what represents an investment of $1.31 billion.

Portfolio Composition

Control Situation

As of June 2009, the Corporation had control over eleven real sector companies among which are: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales, Pizano and Unipalma. In the financial sector, the Corporation has control over its four subsidiaries: Fiduciaria and Leasing CFC, Casa de Bolsa and Banco CFC Panamá.

Companies registered in the Stock Exchange

As of June 2009, eight of the real sector companies that form the portfolio are registered in the Stock Exchange of Colombia and represent 51% of the value of the portfolio in books. Their rating according with their marketability level appears in the following table.

Table 1. Rating according with Marketability (June 2009)
Source: CFC Inversiones

Marketability	Name of the Company
HIGH	Tablemac, BVC
MEDIUM	Promigas, Mineros, Enka
LOW	Gas Natural, Banco de Occidente
WITHOUT	EEB, Colombina

Rating

Portfolio risk quality is high. Fifty three of a total of sixty seven companies are rated A. This corresponds to 99.3% of the value in books. Additionally, investments rated E have a 100% provision.

Income generated by the Portfolio

Income for dividends in the first half of 2009 was $120.3 billion. It is important to emphasize that dividends increased 28% vs. dividends received in the first semester of the former year; this growth is partially due to the change in closing of Promigas from semi-annual to annual.

As it appears in the following table, four companies of the real sector and the financial subsidiaries generated 81% of the dividends received during the first semester.

Table 2. Income for dividends (1st Semester 2009)
Source: CFC Inversiones

Company	Dividends (Million Col$)	Percentage Income (%)	Total
PROMIGAS	29,527	25	
PISA	17,039	14	
EPIANDES	13,215	11	
EEB	11,783	10	
Financial companies	25,920	22	
Other	22,786	19	
Total	**120,270**	**100**	

Additionally to income from dividends, the Corporation realised profits for $25,7 billion, because on April 2009 the Gas Natural share changed from medium to low marketability.

Administration in the first half of 2009

Following is a summary of the main management tasks performed between January and June, 2009.

Road Concessions

Concesionaria Vial de los Andes S.A. in the first half of 2009 continued conversations with Instituto Nacional de Concesiones (INCO) (National Concessions Institute) and with the Ministry of Finance to begin negotiating the Double Traffic Lane Roadway Bogota-Villavicencio Road project bearing in mind that the work budget has been approved by the inspector office assigned for the project. The concessionary submitted to the government the financial and technical proposal and the government is studying it at present. It is expected that for the second half of 2009 an agreement may be reached in order to complete its execution. The value of the project is $1.6 billion to be executed from 2010 to 2016.

Proyectos de Infraestructura S.A. (PISA) is the company that administers and operates the route Buga-Tuluá-La Paila and has been working on the La Paila-La Victoria roadway during 2009. At present works have been done in 37% and during 2009 the secondary roadways of Tuluá and Bugalagrande shall be in service. With this roadway, an extension of 80 Kilometres of roadways in the Valle del Cauca Department shall be in use. On the other hand, beginning 2009 PISA submitted to the Governor's Office of the Valle del Cauca Department the design for the construction of the second traffic lane between Buga and Mediacanoa, to complete the second traffic lane corridor Buga-Mediacanoa-Loboguerrero-Buenaventura.

Concesiones CCFC is the company administering and operating the roadway Bogotá-Facatativá-Los Alpes under the control of Proyectos de Infraestructura S.A. Works were agreed with INCO by means of an Addendum subscribed on December 30, 2008; these

works refer mainly to the construction of the second traffic lane of the Madrid secondary road and the second traffic lane between the end of the Madrid secondary road and the El Corzo toll station; they were contracted with the company Aguilar Construcciones S.A. at a closed global price. On March 16, 2009 the Work Initiation Act was executed and at present there are three excavation points and closing, stripping of topsoil, excavating, geo-mesh and geo-textile capsule fill activities are being developed.

Gas Comprimido del Perú S.A. (GASCOP)

On April 2009 the company was incorporated in Lima, Perú with the purpose of developing a pilot project for the distribution of natural gas in the North Perú. Corficolombiana participates as majority partner of the company and this investment is the first direct business of Corficolombiana as capital investor in the neighbour country. Peruvian economy has been characterised in the last years by its dynamism and the quick development of the hydrocarbon sector especially with respect to natural gas. This company is taking advantage of dynamics in markets not yet developed but with an important potential in terms of GNV (Vehicular Natural Gas) customers, both industrial and residential. As of the closing of the first semester of 2009, it has a capital of USD 4.1 million, where Corficolombiana owns 80% of ordinary shares; it is expected that the operating stage will begin during the first half of 2010.

Hoteles Estelar

The company has opened three new products in Medellín, increasing its offer and contributing to the growth of the hotel industry in the city; the new products are: Estelar Blue, Estelar Milla de Oro and Estelar Apartamentos where the chain increases its offer in 360 rooms with a direct investment of $6.266 MM equivalent to 17% of the $37.456 MM invested in the construction of the three projects. Located in the residential area of El Poblado, at "La Milla de Oro", financial sector of the city, these new hotels were created and designed taking into account the needs of all visitors both for tourism and business, oriented to service culture to satisfy the different requirements. A new architectural concept, high quality and a unique use of spaces.

Pizano

With the purpose of facing fragility of the demand, the company launched the first semester of 2009 its new business line "Listo para Armar de Pizano" ("Ready to Assemble") dedicated to the manufacture of RTA furniture, furniture for the house, wardrobes, libraries, computer centres, entertainment centres and a great variety of high quality and strength beds, night commodes, dressing tables and office furniture to warrant homogeneous spaces. These goods are already available in different chain stores in the country.

Organización Terpel S.A.

The Corporation has a direct participation through its investment in Sociedad de Inversiones de Energía S.A. in Organización Terpel. During the first half of 2009, Organización Terpel undertook a re-organisation process of its financial liabilities. In this process Corficolombiana supported the company management through the syndication of $99,000 million with local banks, at a 5 years term. This operation allowed the company to make an early payment of part of its obligations in Dollars thus reducing its foreign exchange risk exposition and enhancing its maturity profile. Additionally, Organización Terpel has consolidated its subsidiaries in Chile and Panama, becoming one of the main players in the liquid fuel market in these countries.

Investment Bank

In this period the activity of the Corporation Investment Bank has focussed mainly in financing activities, especially Syndicated Loans and Capital Markets. During the first half of this year market liquidity conditions have changed significantly, increasing appetite for fixed yield assets in the capital market and bank loans. As it is usual in Investment Bank activities, this change in market conditions also alters the focus of area businesses. Particularly the first semester of the year has allowed continuing the consolidation of the position of the Corporation in the local market.

While during the second half of the former year corporate fixed yield market was strongly restricted and concentrated in short term papers, this year it has been the contrary. In this context, the Corporation has been one of the important actors in the structuring and placement of fixed yield instruments accompanying some of the main market issuers.

Also, during the year elapsed the Corporation continues leading the structuring and distribution of syndicated credit operations in the bank market.

On the other hand, the Investment Bank area has continued supporting the Economic Investments area as a base tool for identifying, evaluating and executing diverse transactions, which are in the materialisation process. Finally, this area has continued developing new analysis and opinion tools through market research reports and stock analysis; also through forums and participation in the national economic debate.

FINANCIAL BUSINESS

Treasury

During the first half of 2009, particularly the first months of the year, economic indicators showed an important deterioration at global level. Nevertheless, at the end of this period a recovery of these indicators was evidenced that generated optimism in the financial markets and an important valorisation in risk assets as stock, emergent bonuses and raw materials.

In the local scenery the central bank Banco de la República continued with an expansive monetary policy lowering interest rates from 10% in December 2008 to 4.50% in June 2009. The adequate reading of these policies and of markets behaviour (counter-cyclic in fixed assets) allowed treasury to generate historically high profits in the first semester of 2009, maintaining prudence in risk management.

In the first semester of 2009 the company took advantage of the opportunity in fixed yield markets due to a rate reduction in dollars and pesos, derived from expansionist policies of central banks to face the global crisis.

Corficolombiana consolidated as one of the leaders in the public debt local market with its presence within 'Creadores de Mercado del Ministerio de Hacienda y Crédito Público' (Market Creators of the Ministry of Finance and Public Credit), in the 10th place within the general ranking as of June 2009, with a participation of 6.03% of the primary market and 10.32% of the secondary market (SEN), notwithstanding that our participation in resources captured by financial institutions from the public is just 0.77 %.

As of the closing of the first semester of 2009, the Corporation fixed yield investment portfolio amounted to $1.338.816 million; during this semester new securities were added to this portfolio, mainly in fixed rate in order to obtain valorisations in the first half of 2010.

FILE No. 823437

In the foreign currency market, Corficolombiana maintains a significant presence both with local and international customers that operate in the Colombian market. As of the closing of June 2009 the derivatives portfolio Peso – Dollar amounted to USD $ 1.917 million, increasing 5.58%, maintaining its positive dynamics. The Corporation's participation in the derivatives Peso–Dollar market up to May 2009 was of 5.60%.

In the spot Peso–Dollar market the Corporation's participation as of June 2009 was 16.22%, thus maintaining its leadership in this market and taking advantage of high volatilities in this period. This result consolidated the Corporation as the second institution with greater presence in the spot market in Colombia.

With respect to operations in other international markets as trading in G10 and Latin American currencies G10 it is important to emphasise its contribution to income generation during this period.

In the first half of 2009 Corficolombiana capitalised coverage opportunities on portfolios in securities denominated in foreign currency, generating attractive return rates and contributing to the general profitability of the treasury investments portfolio.

This profitability was the result of interest caused, the valorisation of foreign currency bonds and the adjustment in the devaluation curve vs. the level at which those coverings were agreed. Additionally, coverage operations through the purchase and sale of Peso-Dollar options for real sector and institutional customers generated excellent results during this period.

It is important to mention that corporate and sovereign bonds with high risk premiums still persist, that may present important corrections in their prices for the rest of the year and that shall contribute to portfolio results during the second half of 2009.

Private Bank

In the January-June 2009 period this unit administered resources for an amount of $720.000 million, an amount 11.1% higher than the value administered during the second semester of the former year. This good behaviour was the result of a growth in deposit certificates of the Corporation and by the resources administered in joint portfolios for our subsidiary Fiduciaria Corficolombiana.

The work for entailing new clients allowed that deposits captured for the Corporation through term deposit certificates presented a semi-annual growth of 17%, with a balance as of the closing of June 30 of $326.188 million. In the same way, and consequently with the decrease in market rates, as of the closing of June, the average capture cost was of 7.64%, that represents a decrease of 129 basic points vs. December 2008, 21 basic points more than the decrease presented by the DTF reference rate mobile average 180 days.

The volume of deposits obtained for our subsidiary Leasing Corficolombiana amounted to $217.000 million, where the main task was a reduction in the capture cost that allowed the company to occupy the first places in cost of resources within specialised companies of the sector.

Resources capitalised towards joint portfolios administered by our subsidiary Fiduciaria Corficolombiana showed an excellent dynamism: they grew in the semester 46.3%, with a final average balance in June of $121.800 million. Good profitability offered by these portfolios was the base for obtaining the above result.

The development of new products and the consolidation of new strategies with our subsidiary Casa de Bolsa, allowed the generation for this office commissions for $836 million, an amount 38.4% higher than the value of commissions recorded in the second half of 2008 and 80% more than those generated in the second half of the former year. Good management in third parties portfolio administration products and simultaneous operations contributed to this result, as the good behaviour of stock prices that recovered the drop recorded in the second semester of 2008.

Changes in operating processes implemented at the end of the year in Bogota city have been well received by our customers and have made possible a greater action of our commercial counsellors with the investors' group under their responsibility.

This commercial structure was implemented during the first half at regional offices of Cali, Medellín and Barranquilla, being also very well received. Operating changes in Bucaramanga city shall be implemented during the second half of the year, beginning in September.

COMMERCIAL ACTIVITY MARKETING

Electronic Channels

During the first semester of this year functionality of Internet web sites with WEB 2.0 technology was obtained and at present the image re-design and navigation process is coming to an end, to initiate production at the end of the second semester of 2009. With respect to the Mobile web site "Monitormovil" a strategy is being used to extend the users base. At present 1,500 users visit the Mobile website on one day and we expect there will be more than 3,000 by the end of the year.

The transactional Internet project with the participation of ATH began and for the second semester the CDT's, Joint Portfolios phases shall be ended.

Products

In Fiduciaria Corficolombiana the joint portfolios Confianza Plus and Divisas Plus were developed, thus widening the value offer of the Company.

The products Leasing de Obra (Work Leasing) and Operative Leasing (Technoleasing) were launched for our subsidiary Leasing Corficolombiana, according with the strategy of the Company.

Relational Market

On April the CRM project began under the People Soft – Oracle technology and with the support of Grupo Aval; Plans have been made for launching the project by the end of November.

Publicity and Communications

A Tactic Plan was designed and developed with the purpose of positioning Corficolombiana within public opinion in general and in entrepreneurial and corporate segments, as a solid strategic investor, focussed on the generation and structuring of investment opportunities, through its constant presence in the media and its participation in specialised events.

FILE No. 823437

Market Research

At present three market research projects in Leasing, Private Bank and Fiduciary are being developed with the purpose of obtaining a better knowledge of our customers, the market and the quality of our service.

FINANCIAL SUBSIDIARIES

Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in the first half of 2009 were very important, with an equity return for its shareholders of 44.32%. Net profit for the period was of $9.270 million vs. $4.617 obtained in the second half of 2008, an important growth of 100.77%. Income for commissions and fees in the first semester of 2009 amounted $16.200 million, with a variation of 48.88% vs. income of the second half of 2008, associated to the excellent behaviour recorded by joint portfolios administered by the entity.

The value of administered assets of $5.5 billion as of the closing of the first semester of 2009 places Fiduciaria Corficolombiana within the first ten fiduciaries in trusted assets in the country. With respect to the Balance it is important to emphasise that the equity of Fiduciaria Corficolombiana as of the closing of the first semester of 2009 was of $41.832 million with a growth of 22.72% vs. the second semester of 2008 when equity reached a value of $32.326 million. Total liabilities amounted $9.804 million and assets $51.636 million, an amount that includes $42.024 million of the Fiduciaria's own portfolio.

During 2009 Fiduciaria Corficolombiana shall continue with the strategy of strengthening the Investment Trust business launching Private Capital Funds together with Corficolombiana and joint portfolios in retirement pensions and foreign currency.

Leasing Corficolombiana

Given the re-addressing of the company to the Pyme market and changes in the structure of the risk, portfolio and commercial areas it involved, the company recorded as of June 2009 a decrease of 3.64% in the balance of Net Goods given in Leasing, from $479.103 million in December 2008 to $461.650 million as of the closing of 2009.

The aforementioned notwithstanding, profit in the first half of the year reached a value of $6.850 million that represents an increase of 33.84% vs. the result obtained at the end of the second semester of 2008, of $5.118 million.

As of the closing of June 2009 the due portfolio indicator is 6.49%, showing a decrease vs. the due portfolio indicator of 7.02% obtained on December 2008. This is mainly due to the ongoing process for collection activities as a strategy for bringing the portfolio to normal conditions. Total expense for portfolio provisions and leasing contracts amounted to $9.050 million as of June 2009, with a 13.05% decrease vs. the provisions expense recorded as of December 2008.

The February 2009 Assembly meeting approved the capitalisation of the Company for $4.606 million by means of the distribution of dividends in stock on the second semester of 2008 profits, as required by Superintendencia Financiera de Colombia (Superintendence of Finance of Colombia) to capitalise 90% of profit obtained as of the closing of the former semester. As of June 30, equity recorded a value of $68.402 million

that represent a 9.69% increase with respect to December 2008 and 10% compared with the closing of June of the former year. Equity profitability in the first half was of 21.97%, higher to profitability obtained as of December 2008 of 19.32%. Solvency indicator closed in 14.80%.

Casa de Bolsa

In the first half of 2009 Casa de Bolsa presented constant evolution behaviour with respect to the second half of 2008. Strategic and structural changes made plus the acceptable result of operations performed both of its own position and on account of third parties, allowed the entity to end in operative equilibrium.

For the first semester of 2009 net profit was of $706 million that compared to profits generated as of the closing of December 2008 for $7.408.8 million presents a decrease justified as a consequence of a decision indorsed by the headquarters – on line with the strategic re-directing of Casa de Bolsa -, the stock position voluntarily owned in the Colombian Stock Exchange was sold involving an extraordinary profit of $8.380 million in December 2008.

As of the closing of December 2008 stockholders' equity presented a drop of 28% basically due to dividend distribution in cash, compared with equity in the second half of $16.221.2 million.

Banco Corficolombiana (Panamá)

As of the closing of June 2009 Banco Corficolombiana (Panamá) recorded total assets of USD $31.876.314, where the most important item was that of investments that represented 92.45% of total assets. As of June 2009 the liabilities balance was of USD $26.063.469, public deposits represented 98.83% of total liabilities. On the other hand, equity reached a value of USD $5.812.846 as of the closing of June 2009. Finally, profit generated by the entity as of June 2009 reached the amount of USD98.354.17; the most important income corresponds to interest generated by fixed income investments.

As a consequence of the starting of some measures at Banks' treasury level, investments portfolio recorded an important recovery with respect to the end of 2008 results. As of June 2.009 strategic changes began in the functional structure of the Bank in order to attain corporate synergies with the home office and the subsidiaries that generate aggregate value to the operation.

RISK ADMINISTRATION

Credit Risk Administration System (Sistema de Administración de Riesgo Crediticio) (SARC)

Given that at present the Corporation has no receivables in its balance, the Corficolombiana SARC has served as the base in business analysis in the currency desk, real sector investments, investment bank and portfolio administration business lines.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

The company has adequate technological resources for the control and monitoring of treasury risks, particularly for measurement of market risks and valuation of fixed revenue investment portfolios, foreign currency and derivatives.

The Corporation has a quota module that allows control of risk positions per portfolio, as well as compliance with policies on authorised maximum terms.Additionally, the Middle Office produces daily reports on compliance with the limits, and submits the corresponding monthly report to the Board of Directors.

A committee also exists with members of the Board of Directors; this committee meets when important market movements affecting results occur, to make portfolio decisions.

A committee also exists with members of the Board of Directors. It meets when important market movements affecting results occur, in order to make portfolio decisions.

These tools allow the adequate management of risks inherent to the treasury business. Investment has been made also for training personnel working in risk management and there adequate and enough structure exists.

Liquidity Risk

In the assets and liabilities committee (ALCO) we review the weekly flow to establish the liquidity profile of the Corporation of the present and future weeks. Internal short and long term indicators also exist with established limits and monthly monitored by the Board of Directors that are detailed in the notes to the financial statements and allow an adequate management of this risk.

During the first half of 2009 the management of the liquidity risk was grounded in the compliance with External Circular Letter 016 of 2008 that modifies chapter VI of External Circular Letter 100 of 1995 and establishes the Rules Relative to the Liquidity Risk Administration System (SARL). From January 2009 the Liquidity Risk Indicator IRL has been reported to the Superintendence of Finance, showing that the Corporation has liquid assets adjusted by market liquidity, exchange risk and bank reserves (ALM) to sufficiently support its liquidity requirements.

Credit Risk

This risk is managed particularly in the treasury business, by means of the approval of quotas that are distributed in different categories depending on the type of product and that may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

Internationally accepted technical methodologies exist for the assignment of limits both for financial and non financial sector entities.

Operational Risk

The most important improvements with respect to operation risk made in the first half of 2009 were the following:

- *The Company has been working in an operating risk indicators experimental methodology for one year to be on July 2009. Afterwards the Company shall perform a feedback with the areas on the result of this measurement in order to evaluate results and generate improvement plans.*

- *Operating risk maps were updated based on real operating risk events.*

- *The Company, in order to strengthen the operating risk culture has a corporate training program for all employees and officials. As of the closing of June 30, 93% of employees have been trained.*

- *On April the SARO report was presented to the Board of Directors.*

- *With respect to the operational risk data base as of June 30, it had 290 records distributed as follows:*

Type of Event	***# of records***
Faults in processes	*172*
Faults in systems	*64*
Business Practices	*39*
Other	*15*

Process	***# of records***
Mission	*212*
Support	*62*
Strategic	*16*

Type of Loss	***# of records***
Type B (With no impact on P&L)	*248*
Type A (With impact on P&L)	*28*
Type C (nearly loss)	*14*

The 28 Type A recorded events amount $98.6 million.

- *With respect to the Business Continuity Program, during the second semester of it shall be adjusted taking into consideration the changes consolidated by the entity, as follows: transfer of the treasury to Bogota, transfer of production applicatives to the server in Bogota and closing of Cali Capturing Offices (Chipichape y Unicentro) and that of Bogota (Nogal).*

Assets laundering risk

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used as an instrument for assets laundering and/or financing terrorism.

By virtue of the aforementioned, and being conscious of its compromise to fight against criminal organisations, complying with the corresponding regulations issued by the Superintendence of Finance of Colombia, the Corporation has a Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT, that is

mainly integrated by stages and elements that contain the policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks, knowledge of the client and his/her operations with the Corporation, monitoring of transactions, training of personnel and co-operation with the authorities. This system is contained in the SARLAFT manual approved by the Board of Directors.

During the first semester of 2009, the list of identified risks was depurated. Risks and controls were also evaluated and results were monitored. In the process it could be seen that the Corporation is not exposed to high levels of risks associated to asset laundering and financing of terrorism.

Supervision of controls for preventing these risks is done by the Compliance Official and his/her substitute; the Management and the Board of Directors also supervise through the reports submitted by the Compliance Official. Additionally the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE CONDITION

As of June 30, 2009, Corficolombiana had 296 employees, in general terms, the same number as at the beginning of the year.

During the first semester of 2009, the Corporation continued with the adjustment process in its organisational structure, both physical and technological mainly motivated by the transfer to Bogota of the areas with Direction General functions, as Treasury, IT and Operations, Compliance Official, among others. Employees began to be transferred and adaptations and modifications to necessary procedures are being made. This activity shall come to an end in August and with it the centralisation process shall also be finished.

Continuing with the development of the new commercial strategy of Banca Privada (Private Bank), the Corporation made the modifications in the structure of offices, both functional and in infrastructure in the regional offices of Cali, Medellin and Barranquilla and leaving for the second half of the year implementations in Bucaramanga.

The expense rationalisation program continues. As of the closing of the first semester a drop of 3.88% can be seen vs. executed budget for the same period on the former year, and an executed of 98.65% on the budget for this year.

TECHNOLOGIC ADVANCES

During the first half of 2009 projects were developed intended for guaranteeing support for the operation of the Corporation efficiently and safely. Following is a summary of the most important projects:

- *Necessary server movements and adjustments to infrastructure were made in order that the computer centre of Bogota works as main computing centre or production centre, and the Cali computing centre operates as contingency computing centre.*
- *The Corporation began the implementation of the new Internet transaction website of the Corporation and its financial subsidiaries.*

* *Updating of the Data Base platform that supports the treasury operation of the Corporation.*

* *Updating of the product version of the solution supporting the treasury operation (Porfin).*

* *The implementation project for the CRM PeopleSoft solution began with respect to the only client and sales modules.*

* *Implementation of the new regulation requirements for the information generation process for the UIAF.*

* *In the framework of the operational risk administration system (SARO) the management and analysis of risk indicators reported by the different areas of the Corporation were implemented.*

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. applied in full the regulations on intellectual property and copyright. Products and programs covered by copyright are duly licensed.

CENTRALISATION OF AREAS IN BOGOTA

In order to centralise processes and concentrate all areas of Corporación Financiera Colombiana S.A. in one place, the transfer process of the currency desk and the treasury back office from Cali to Bogota began. This process shall take place in August and September 2009, allowing optimisation of processes and synergy between the Corporation business units.

REPORT ON COMPLIANCE WITH CIRCULAR LETTER 052

In compliance with the provisions of External Circular Letter 052 of 2007 of the Superintendence of Finance, "Minimum security and quality requirements in the handling of information through the means and through product and services distribution channels for clients and users", Corporación Financiera Colombiana S.A. has established the necessary procedures for its compliance; Thus, Phase II ended in March 2009 and we began the implementation of Phase III on April 2009. On June 30, 2009 we submitted the corresponding advance report to the Superintendence of Finance.

AUDIT COMMITTEE

The Audit Committee as the support organism for the management task developed by the Board of Directors for the internal control implementation and supervision in the Corporation, met on February 28 and May 27, 2009, and analysed among other issues, the following, in order to evaluate the internal control structure of the Corporation:

a) *Financial Statements as of December 31, 2008 and April 30, 2009.*
b) *Portfolio as of December 31, and April 30, 2009.*
c) *The Committee supervised the implementation and compliance with the regulation relative to the Asset Laundering and Terrorism Financing Risk Administration System (SARLAFT) watching that necessary controls exist to*

prevent that the Corporation is used as an instrument for the performance of illicit activities.

Activities developed by the Compliance Unit were presented in the Committee.

d) *Supervision of functions and activities of the Auditor Office in issues as the following:*
   - *Reports issued by the Auditor Office to the different areas, products and subsidiaries of the Corporation of the financial and real sectors.*
   - *Follow-ups made by the Auditor Office based on responses given by the different managers of evaluated areas.*
   - *Follow-up and control statistics to reports issued by the Auditor Office.*

e) *Review of relevant letters received from the Superintendence of Finance of Colombia with the corresponding responses by the management.*

f) *Review of reports received by the Statutory Auditor Office with the corresponding responses by the management.*

g) *In the February 28 and May 27, 2009 committees, the President of the Corporation, Dr. José Elías Melo Acosta, presented a report to the Audit Committee with respect to the revelation and control system of financial information of the Corporation, indicating that no deficiencies have appeared in internal controls that have hindered the Corporation from recording, processing, summarising and adequately presenting the financial information, and that no frauds have happened affecting the quality of financial information of the Corporation.*

h) *Presentation of the minutes of the ALCO Committee for the period between November 1st, 2008 and April 6, 2009*

i) *Analysed and reviewed the time schedule and activities to develop in compliance with Circular 014 issued on May 19, 2009 by Superintendencia Financiera de Colombia, on Instructions relative to the review and adaptation of Sistema de Control Interno (SCI) (Internal Control System)*

The result is as follows:

- *Structure, environment and control activities according with the objectives of the Corporation that supply the necessary security to manage the risks to which the Corporation is exposed.*
- *Independent Internal Audit activities with respect to the activities they audit, their scope satisfies internal control needs of the Corporation.*
- *Follow-up of reports issued by the different control organisms: Superintendencia Financiera (Superintendence of Finance), Revisoría Fiscal (Statutory Auditing), Auditoría Interna (Internal Auditing) and Auditoría de Sistemas (I.T. Auditing).*
- *Reliability of the financial information, compliance with applicable laws and regulations.*
- *Compliance with the necessary and sufficient controls to avoid the Corporation being used as an instrument for delinquent operations.*
- *Documentation on the Committee activities, evaluations and recommendations.*

ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 107 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has implemented the Assets Laundering Prevention and Control System

SARLAFT in order to avoid the entity being used to channel money coming from or with destination to delinquent activities.

The Corporation has a Compliance Unit within the structure of the organisation, with a Compliance Unit directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

During the first half of 2009, the Board of Directors and the Presidency evaluated the operation of the prevention system through the reports submitted by the Compliance Officer and the Statutory Auditor.

With respect to the duty of cooperating with the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit UIAF. Information requirements submitted to the Corporation by competent authorities were also complied with.

Among its policies, the entity does not exonerate any client or counterparty from filling de cash transaction form or from complying with the entailment requirements provided under external and internal regulations.

DISCLOSURE AND CONTROL SYSTEM OF FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers in the establishment and maintenance of adequate disclosure and control systems for financial information, during the first half of 2009 there have been no deficiencies in internal controls that prevent the Corporation, from recording, processing, summarising and duly presenting the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

NEW LEGAL PROVISIONS

1. Protection of information and data

Congress of the Republic. Law 1273 of 2009 "whereby the Penal Code is modified, a new ward of court legal property is created, called "on the protection of information and data" and systems using information and communications technology are integrally preserved, among other provisions".

This law establishes penalties for abusive access to I.T systems, violation of personal data, supplanting of web sites with the purpose of capturing personal data, stealing using I.T. and similar means, and for the unauthorised transference of assets, thus constituting a useful tool to face all behaviours that attempt on confidentiality, integrity and availability of data and information systems.

Thus, Colombia adjusts to laws issued by other countries on cyber-criminality.

2. Accounting and financial information principles and regulations*

Congress of the Republic. Law 1314 of 2009 "whereby principles and regulations on accounting and financial information and of securing of information accepted in Colombia are regulated, competent authorities are indicated, the procedure for their

* Although this law was adopted after the date of closing of the period, it is included in the report due to its transcendence.

issuance, and entities responsible for supervising compliance therewith are established".

Under the direction of the President of the Republic, the Law empowers the Ministers of Finance and Public Credit and of Trade, Industry and Tourism, to establish the principles, norms, interpretations and accounting guidelines and financial information and of securing of information, based on the proposals submitted by the Technical Council of Public Accounting and according with criteria established in the Law.

By means of this provision a high quality unique and homogeneous system is conformed, comprehensible and useful for making economic decisions by the interested parties, and the convergence of national regulations with international standards accepted worldwide, with the best practices and a rapid evolution of businesses.

Regulations issued under this Law shall become in force on January 1st of the second taxable year following the year of its enactment, except that, due to its complexity, it is considered necessary to establish a different term.

*3. Financial Reform**

Congress of the Republic. Law 1328 of 2009, "whereby regulations on financial, insurance and securities market issues and other provisions are passed".

Among other aspects, it develops the financial consumer protection regime that includes the obligation of entities supervised to implement the Sistema de Atención al Consumidor Financiero (Financial Consumer Attention System) (SAC); it extends intervention instruments for financial and insurance activities; establishes the Multifund (Multifondos) scheme to allow progress not only in the portfolio structure based on risk profiles and savers age but in capital market dynamics, allowing pension funds to participate in more economy sectors; it modifies the structure of the financial system, creates a voluntary savings system for old age known as Periodical Economic Benefits.

Particularly, with respect to financial corporations, it derogates article 12 of law 510 of 1999 that established limits to their capital investments.

4. Auto-regulation Organisms

Ministry of Finance and Public Credit. Decree 039 of 2009, "whereby Decree 1565 of 2006 is modified"

Authorises auto-regulation organisms to perform voluntary auto-regulation tasks and allows them to consolidate, compile and disclose securities market information obtained in securities negotiation systems, recording of operations on securities and securities intermediaries, in conformity with the instructions given by the Superintendence of Finance.

It also faculties auto-regulation organisms to issue circular letters with instructions to persons and entities subject to its competence, on the way they must apply auto-regulation rules and on the scope of duties and behaviour regulations applicable to the activities object of auto-regulation.

* Although this law was passed after the closing of the period date, it has been included in this report due to its transcendence.

5. Securities Negotiation Systems and Securities Operations Record Administration Companies

Ministry of Finance and Public Credit. Decree 450 of 2009, "whereby paragraph of article 4.1.2.2. of Resolution 400 of 1995 of the General Room of the Superintendence of Securities is modified"

According with this legal provision, no one may be actual beneficiary of a number of shares representing more than thirty per cent (30%) of the social capital of companies with the exclusive corporate purpose of managing securities negotiation systems or operations record on securities systems. Notwithstanding the aforementioned, among others, stock exchanges, future and options exchanges, securities centralised deposits, auto-regulation organisms and foreign companies with corporate purpose of developing the administration of stock exchanges, may have the capacity of real beneficiary of a number of stock equivalent to one hundred per cent (100%) of the social capital of said companies.

6. Regulation of Law 1116 of 2006

Ministry of Trade, Industry and Tourism. Decree 1038 of 2009, "whereby articles 2, 12, 17, 34, 55, 67, 74,75, 76 and 78 of Law 1116 of 2006 are regulated"

In this decree the insolvency regime of autonomous equities relative to entrepreneurial activities is established, and the exclusion of the liquidation assets from the goods transferred by way of mercantile trust with guaranty purpose by the debtor in order to obtain financing, provided that the corresponding contract has been inscribed in the mercantile register of the Chamber of Commerce at the domicile of the trustor or in the register that, according with the type of action or the nature of the goods, required by law.

7. Securities with blank spaces

Ministry of Finance and Credit Public. Decree 1713 of May 14, 2009, "whereby provisions related with operations performed by entities subject to the inspection and vigilance of the Superintendence of Finance of Colombia with securities with blank spaces are granted."

Securities with blank spaces addressed under article 622 of the Code of Commerce, subscribed with respect to the celebration of active operations by entities under the supervision of the Superintendence of Finance of Colombia shall be considered securities for all effects if they comply with the requirements of the Code of Commerce.

The amount of these securities may be established by the entities taking into account the obligation balance at the time of the transference, according with their books and accounting records. Said value must be certified by the statutory auditor of the corresponding financial entity.

8. Regulation of the Habeas Data Law

Ministry of Finance and Public Credit. Decree 1727 May 15, 2009, "whereby the way on which financial, credit, commercial, service information and information coming from abroad data bank operators, must present the information corresponding to the holders of the information."

The National Government, for the effects of the provisions of article 14 of Law 1266 of 2008, determines the way on which operators of financial, credit, commercial, service information and information from abroad data bank operators must present the information of the holders of the information, according with the sector to which the source of information belong.

The aforementioned, taking into account that the information shall consider the characteristics and peculiarities of each contract celebrated.

9. Conflict of interests

Ministry of Commerce, Industry and Tourism. Decree 1925 of May 28, 2009, "whereby article 23 of Law 222 of 1995 and other concordant norms are partially regulated, with respect to conflict of interest and competence with the company on the part of the managers of the company".

The administrator/manager who incurs, directly or by means of an intermediary, in behaviours involving conflict of interest or competence with the company violating the law and without the due authorisation of the General Stockholders Assembly, or Board of Partners, shall respond jointly and unlimitedly for prejudices due to bad faith or guilt caused to associates, the company or harmed third parties.

The same responsibility applies to partners who authorise expressly the performance of an action that prejudices the interests of the company, associated or third parties, except that said authorisation has been obtained in a misleading way on which case the administrator shall respond for all damage.

The justice competent to hear about the actions of managers contrary to the duties under article 23 of Law 222 of 1995, besides being able to declare the nullity of actions studied with the corresponding consequences, may sanction the managers with penalties and/or legal incapacity to perform commerce, without prejudice of the penal responsibility said behaviour could generate.

10. Internal Control System (CSI)

Superintendence of Finance of Colombia. External Circular Letter 014 of 2009. Instructions relative to the review and adapting of the Internal Control System (CSI).

The control entity provides that entities supervised structure, implement and maintain an Internal Control System (hereinafter SCI) or adapt it, as the case may be, to directions established in the Circular Letter, so that said system contributes to attaining its objectives and strengthens an adequate administration of the risks to which they are exposed in the development of their activities, performing them in conditions of security, transparency and efficiency. The implementation must be done taking into account the size of the organisation, the nature of the activities, the complexity of operations and the cost/benefit ratio.

The Circular Letter establishes the scope of its application, its main objectives and the elements internal control systems of each entity must have, together with the procedures to follow for a due management of risks.

It also determines internal organisms responsible for verifying the implementation of the internal control system of the corresponding entity and its compliance, and the mechanisms and follow-up procedures to supervise and verify that actions of these organisms are complied with.

11. National Numbering Agency

Superintendence of Finance of Colombia. External Circular Letter 015 of 2009 (June 3), whereby the "Modification to numerals 1 and 4, and annulment of numeral 8, all of External Circular Letter 064 of 2008 is made."

The time scheme of activities for the preparation and beginning of operations stages of the National Numbering Agency is extended to March 23, 2010. For that same date it is indicated that total preparation of Depósito Central de Valores – DCV administered by Banco de la República must be ready.

12. Regulation on foreign exchange

Banco de la República. External resolution J.D. No. 4 of April 30, 2009, "whereby regulations on foreign exchange are issued".

The regulation scheme applicable to the negotiation of foreign exchange operations is established together with recording systems for foreign exchange operations, the requirements for authorised entities to develop the administration of systems and conditions for the participation of authorised agents in said systems or in the show market. Also, norms with respect to the liquidation and compensation of foreign exchange and auto-regulation in the foreign currency market are issued.

13. Unconstitutionality article 70 of Law 510 of 1999

Decision C-133 of the Constitutional Court (Corte Constitucional) of February 25, 2009. File D-7385.

The Constitutional Court (Corte Constitucional) declared article 70 of Law 510 of 1999 not constitutional; this article allowed the re-acquisition of stock entered in Registro Nacional de Valores (National Registry of Securities) and in the Stock Exchange by the issuer company, when the owner of the stock had not exercised a right during the last 20 years, with the prior authorisation of the stockholders assembly and deposit of the corresponding price, because it considered that the norm breaches the private property right and the right of defence, both of constitutional origin.

OPERATIONS WITH STOCKHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators adjust to general policies of the entity. Said operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements under the financial statements have been duly verified and obtained from accounting records of the company, prepared in conformity with accounting norms and principles established in Colombia.

JOSE ELÍAS MELO ACOSTA
President"

FILE No. 823437

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.

Tthe members of the Board of Directors accepted the totality of the report submitted by the President, to be subsequently submitted to the Shareholders General Assembly to be held on July 29, 2009, Minute 1649 and so this was recorded.

In addition, pursuant to provisions of paragraph 3, article 446 of the Commerce Code, a report was made on the operations carried out between Corficolombiana and its affiliate and associate companies, which are contemplated on the balance and statement of results of the January – June 2009 period, and detailed on Note #20 of the financial statements.

Likewise, the Assembly was reported that during the period ending on June 30, 2009 the following expenses were recorded.

EXPENSES	Amount in million Colombian pesos
DIRECTORS SALARIES	$ 1.329.293.46
DIRECTORS´ BONUSES	$ 283.000.00
BOARD OF DIRECTORS´ FEES	$ 119.520.00
INDEPENDENT CONSULTANTS´ FEES	$ 1.215.739.54
TRAVEL EXPENSES	$ 135.932.06
DONATIONS MADE BY CFC	$ 0,00
PUBLICITY AND ADVERTISEMENT	$ 698.713.61
PUBLIC RELATIONS	$ 69.425.95
TRANSPORTATION	$ 530.484.74
CFC´S MONEY AND PROPERTIES ABROAD	USD $ 57.970.419
	$124.358.723.23
FOREIGN CURRENCY LIABILITIES	USD $ 20.994.781
	$47.094.045.06

With respect to the capital composition the following information was supplied:

CAPITAL	No. OF SHARES	VALUE IN COL. PESOS
AUTHORIZED	181.500.000	$ 1.815.000.000
SUBSCRIBED AND PAID IN CAPITAL	171.315.953	$1.713.159.530
CAPITAL TO BE SUBSCRIBED	10.184.047	$101.840.470

6. INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2009

The President of the Assembly requested the Executive Vice President to read the basic financial statements and consolidated financial statements, along with their notes and other annexes, of the January 1 – June 30, 2009 period. These documents had been delivered to all the attending shareholders and had been available to them at the headquarters of Corporacion Financiera Colombiana S.A, for 15 working days previous to this meeting, for the members to exercise their inspection right as provided on Article 447 of the Commerce Code.

The Shareholders General Assembly, taking into account the previously mentioned circumstances and the presentation made by the President of Corficolombiana on the main figures as of June 2009, unanimously decided to obviate the reading of the consolidated and individual financial statements. Such statements, along with the notes that are an integral part of the same, are found as an annex to this minute for every purpose whatsoever.

Following is the transcript of the Comparative and Consolidated General Balance and the Statement of Results of the January 1 – June 30, 2009 period.

FILE No. 823437

CORPORACION FINANCIERA COLOMBIANA S. A.

GENERAL BALANCES AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Stated in Million Colombian Pesos)

ASSETS	As of June 30, 2009		As of December 30, 2008	
AVAILABLE (Notes 3 and 20)		$ 165.183,0		$ 86.339,7
ACTIVE POSITIONS IN MARKET OPERATIONS (Note 4)		15.915,0		85.428,8
INVESTMENTS (Notes 5 and 20)		3.099.141,5		2.706.712,7
Negotiable Debt Securities	276.039,9		235.550,8	
Negotiable Participative Securities	43.657,9		68.826,9	
To be held until Maturity	501,0		0,9	
Available for Sale in Debt Securities	593.854,5		459.804,4	
Available for Sale in Participative Securities	1.727.773,0		1.587.566,3	
Investment Re-Purchase Rights	468.421,1		363.856,4	
Minus: Provision	(11.105,9)		(8.893,0)	
ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES (Note 6)		79.127,7		(16.394,3)
Derivatives	79.127,7		(16.394,3)	
Rights	4.965.518,9		4.745.127,1	
Obligations	(4.886.391,2)		(4.761.521,4)	
ACCOUNTS RECEIVABLE (Notes 7 and 20)		56.535,6		30.404,0
Interest	160,0		220,6	
Commissions and Fees	2.387,7		2.347,2	
Payment on Account of Commercial Clients	0,7		0,7	
Other	57.393,9		29.807,6	
Minus: Provision	(3.406,7)		(1.972,1)	
REALISABLE GOODS AND RECEIVED IN PAYMENT (Note 8)		6.007,0		5.454,7
Goods Received in Payment Different to Housing	25.724,0		25.133,4	
Goods not used in the Corporate Purpose	585,9		585,9	
Minus: Provision	(20.302,9)		(20.264,6)	
PROPERTY AND EQUIPMENT NET (Note 9)		8.933,1		9.715,8
Land, Buildings and Constructions under way	13.357,0		14.144,7	
Equipment, Furniture and Office Fixtures	8.542,1		8.744,2	
Computers	9.086,4		9.227,2	
Other	1.246,4		1.179,3	
Minus: Depreciation and Accumulated Amortisation	(23.014,2)		(23.579,6)	
Minus: Provision	(284,6)		-	
OTHER ASSETS (Note 10)		44.669,2		76.676,7
Permanent Contributions	98,2		98,2	
Early Expenses and Deferred Charges	2.367,2		2.816,9	
Other	65.027,1		96.614,4	
Minus: Provision	(22.823,3)		(22.852,8)	
VALORISATIONS		500.552,7		460.209,4
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no Quotation in the Stock Exchange (Notes 5 and 20)	478.572,5		433.702,0	
Property and Equipment	21.980,2		26.507,4	
DE-VALORISATIONS (Note 5)		(1.311,7)		(13.633,2)
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no Quotation in the Stock Exchange	(1.311,7)		(13.633,2)	
Total assets		$ 3.974.753,1		$ 3.430.914,3
CREDITOR CONTINGENT ACCOUNTS PER CONTRA (Note 18)		166.398,1		345.665,8
DEBTOR CONTINGENT ACCOUNTS (Note 18)		664.923,5		853.078,6
Other	664.923,5		853.078,6	
DEBTOR MEMORANDUM ACCOUNTS (Note 19)		5.519.161,0		5.122.272,5
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA (Note 19)		2.909.921,7		2.776.802,4
Total contingent and memorandum accounts		$ 9.260.404,3		$ 9.097.819,3

LIABILITIES	June 30, 2009		December 31, 2008	
DEPOSITS AND CURRENT LIABILITIES (Note 11)		$ 1.166.316,4		$ 1.055.008,9
Term Deposit Certificates	1.012.305,0		801.849,0	
Savings Deposits	153.651,8		205.908,7	
Other	359,6		47.251,2	
PASSIVE POSITIONS IN MARKET OPERATIONS (Note 12)		572.538,5		350.644,4
ACCOUNTS PAYABLE		74.482,7		63.938,5
Interest	13.392,3		15.052,6	
Dividends and Surplus	45.338,9		43.291,8	
Other (Notes 13 and 20)	15.751,5		5.594,1	
OTHER LIABILITIES		4.173,8		4.182,8
Consolidated Labour Obligations	2.024,3		1.849,9	
Early Revenue and Deferred Payments	839,1		1.053,6	
Retirement Pensions	1.310,4		1.279,3	
ESTIMATED LIABILITIES AND PROVISIONS (Note 14)		8.814,9		4.039,1
Labour Obligations	782,0		1.256,3	
Taxes	4.902,8		101,2	
Other	3.130,1		2.681,6	
Total liabilities		1.826.326,3		1.477.813,7
EQUITY				
SOCIAL CAPITAL (Note 15)		1.713,2		1.701,6
As of June 30, 2009 and December 31, 2008 divided into 171.315.953 and 170.161.992 Shares with Nominal Value of $ 10.oo each respectively				
RESERVES (Note 16)		1.202.383,4		1.169.814,7
Legal Reserve	656.729,4		641.627,2	
Statutory and Occasional Reserves	545.654,0		528.187,5	
SURPLUS OR DEFICIT		806.064,3		654.118,2
Not realised Profit or Losses in Inv.				
Available for Sale (Note 17)	306.823,3		207.542,0	
Valorisations	500.552,7		460.209,4	
De-valorisations	(1.311,7)		(13.633,2)	
PROFIT OF THE PERIOD		138.265,9		127.466,1
Total equity		2.148.426,8		1.953.100,6
Total liabilities and equity		$ 3.974.753,1		$ 3.430.914,3
CREDITOR CONTINGENT ACCOUNTS (Note 18)		166.398,1		345.665,8
Endorsements and Guaranties	107.370,6		107.005,1	
Other Contingencies	59.027,5		238.660,7	
DEBTOR CONTINGENT ACCOUNTS PER CONTRARY (Note 18)		664.923,5		853.078,6
DEBTOR MEMORANDUM ACCOUNTS PER CONTRARY (Note 19)		5.519.161,0		5.122.272,5
CREDITOR MEMORANDUM ACCOUNTS (Note 19)		2.909.921,7		2.776.802,4
Total contingent and memorandum accounts		$ 9.260.404,3		$ 9.097.819,3

Attached notes are an integral part of the financial statements

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements herein contained and that these financial statements have been faithfully taken from the accounting books.

JOSÉ ELÍAS MELO ACOSTA	MARTHA CECILIA CASTRO ORTÍZ	NELSON GERMÁN SEGURA GARZÓN
President (*)	Accountant (*)	Statutory Auditor
	T.P. 40995-T	T.P. 24750-T
		Member of Deloitte & Touche Ltda.
		(See attached report)

CORPORATION FINANCIERA COLOMBIANA S. A.

PROFIT AND LOSS STATEMENTS
FOR THE SEMESTER ENDED ON JUNE 30, 2009 AND DECEMBER 31, 2008
(Stated in Million Colombian Pesos)

	June 30, 2009		December 31, 2008	
DIRECT OPERATING REVENUES (Note 20)		$ 1.048.128,1		$ 966.559,1
Interest and Discount Amortisation Credit Portfolio and other interests	3.027,1		11.848,8	
Profit in Valuation of Neg. Investments Debt Securities	39.046,4		18.926,4	
Profit in Valuation of Neg. Investments Participative Securities	3.214,6		1.576,5	
Profit in Valuation Investments to be Held until Maturity	2.760,3		2.522,2	
Profit in Valuation of Investments Available for sale Debt Securities	31.753,9		33.500,6	
Realised Profit in Investments Available for Sale	28.825,5		1.096,5	
Commissions and Fees	6.906,9		3.619,4	
Profit in Valuation of Derivatives	382.844,7		551.820,4	
Profit in Valuation of Cash Operations	4.743,1		3.936,3	
Changes	536.649,2		311.146,5	
Profit in Sale of Investments	8.356,4		26.565,5	
DIRECT OPERATING EXPENSES		986.358,2		923.067,8
Interest, Amortised Bonus and Discount Amortisation	65.549,0		79.177,1	
Realised Loss in Investments Available for Sale	2.508,5		375,3	
Commissions	2.544,1		1.912,1	
Loss in Valuation of Derivatives	331.401,2		548.114,8	
Changes	570.058,7		283.975,5	
Loss in Sale of Investments	8.939,9		4.575,5	
Loss in the Valuation of Cash Operations	5.356,8		4.937,5	
DIRECT OPERATING RESULT		61.769,9		43.491,3
OPERATING REVENUE (Note 21)		124.452,9		121.917,8
Dividends and Participations	120.269,9		112.724,8	
Other	4.183,0		9.193,0	
OPERATING EXPENSES		44.374,1		42.032,3
Personnel Expenses	13.987,2		12.408,4	
Other (Note 22)	30.386,9		29.623,9	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS		141.848,7		123.376,8
PROVISIONS		8.665,1		3.629,2
Investments (Note 5)	6.360,5		639,6	
Accounts receivable	1.485,1		1.323,3	
Property and Equipment	284,6		0,0	
Other (Note 23)	534,9		1.666,3	
DEPRECIATIONS (Note 9)		612,2		588,1
AMORTISATIONS		612,1		700,5
NET OPERATING RESULT		131.959,3		118.459,0
NON OPERATING REVENUE (Note 24)		11.922,0		12.971,6
NON OPERATING EXPENSES (Note 25)		1.065,4		831,6
NON OPERATING NET RESULT		10.856,6		12.140,0
PROFIT BEFORE INCOME TAX		142.815,9		130.599,0
INCOME TAX AND COMPLEMENTARY (Note 26)		4.550,0		3.132,9
PROFIT OF THE PERIOD		$ 138.265,9		$ 127.466,1
NET PROFIT PER SHARE (in Pesos)		$ 809,8		$ 753,1

Attached notes are an integral part of the financial statements.

(*) The undersigned Legal Representative and Accountant certify that we have previously verified all statements made hereunder and that these financial statements have been faithfully taken from the accounting books.

JOSÉ ELÍAS MILO ACOSTA
President (*)

MARTHA CECILIA CASTRO ORTÍZ
Accountant (*)
TOP. 40995-T

NELSON GERMÁN SEGURA GARSON
Statutory Auditor
TOP. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S. A. AND SUBORDINATED COMPANIES

GENERAL BALANCES CONSOLIDATED AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(In Million Pesos)

ASSETS	June 30, 2009		December 31st, 2008	
AVAILABLE, Net (Note 3)		$ 197.283,4		$ 121.615,2
LEGAL CURRENCY	70.212,7		121.022,5	
Cash, Banks and Other	70.212,7		121.022,5	
FOREIGN CURRENCY	127.070,7		592,7	
ACTIVE POSITIONS IN MONETARY MARKET OPERATIONS AND RELATED OPERATIONS (Note 4)		37.760,4		121.970,6
INVESTMENTS, Net (Note 5)		2.799.221,9		2.443.014,5
Negotiable in Debt Securities	330.622,0		252.849,5	
Negotiable in Participative Securities	50.101,7		89.166,8	
To maintain until Maturity	9.835,8		5.092,3	
Available for Sale in Debt Securities	659.469,3		523.796,0	
Available for Sale in Participative Securities	1.292.419,6		1.215.635,2	
Investment Re-Purchase Rights	466.922,5		363.628,6	
Minus: Provision	(10.149,0)		(7.153,9)	
LOAN PORTFOLIO, Net (Note 6)		500.613,9		496.107,8
Consumption Loans, Competent Collateral	2.233,1		2.782,8	
Category A, Normal Risk	1.982,5		2.565,2	
Category B, Acceptable Risk	172,7		73,3	
Category C, Appreciable Risk	26,4		40,3	
Category D, Significant Risk	22,9		75,4	
Category E, Uncollectible	28,6		28,6	
Consumption loans, Other guaranties	19,6		115,9	
Category A, Normal Risk	11,7		106,8	
Category D, Acceptable Risk	2,0		9,1	
Category E Uncollectible	5,9		0,0	
Minus: Provision	(102,3)		(120,0)	
Commercial Portfolio, Competent Collateral	494.769,4		508.554,3	
Category A Normal	429.358,0		448.266,4	
Category B Acceptable	37.315,4		34.707,2	
Category C Appreciable	12.316,1		10.151,6	
Category D Significant	12.584,1		13.659,5	
Category E Uncollectible	3.195,8		1.769,6	
Minus: Provision	(24.155,8)		(23.201,6)	
Commercial Portfolio, Other Guaranties	28.233,2		8.125,7	
Category A Normal	25.674,1		6.460,8	
Category B Acceptable	157,4		69,0	
Category C Appreciable	7,3		29,4	
Category D Significant	1.066,0		710,4	
Category E Uncollectible	1.328,4		856,1	
Minus: Provision	(375,1)		(140,8)	
Minus: General Provision	(8,2)		(8,5)	
ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES Net (Note 7)		79.194,4		(16.411,5)
Rights	4.962.197,7		4.743.835,6	
Obligations	(4.883.003,3)		(4.760.247,1)	
ACCOUNTS RECEIVABLE, Net (Note 8)		231.983,7		149.027,7
Interest	1.050,6		775,5	
Commissions and Fees	5.631,5		4.198,5	
Other	238.375,2		155.507,8	
Minus: Provision	(13.073,6)		(11.454,1)	
REALISABLE GOODS, RECEIVED IN PAYMENT AND RETURNED GOODS (Note 9		156.851,5		154.461,0
Realisable Goods	149.984,1		148.862,3	
Goods Received in Payment	27.178,6		26.738,7	
Goods Returned from Leasing Agreements	5.702,2		4.425,3	
Goods Not Used in the Corporate Purpose	585,9		585,9	
Minus: Provision	(26.599,3)		(26.151,2)	
PROPERTIES, EQUIPMENT AND GOODS GIVEN IN LEASING, Net (Note 10)		288.948,3		258.019,1
Land, Buildings and Constructions Under Way	222.952,8		180.904,1	
Equipment, Furniture and Office Fixtures	28.916,1		28.686,1	
Computers	28.055,4		25.311,8	
Other	350.674,3		320.614,5	
Minus: Depreciation and Accumulated Amortisation	(335.123,4)		(291.263,3)	
Minus: Provision	(6.526,9)		(6.234,1)	
INVESTMENT COST EXCESS ON VALUE ON BOOKS (Note 11)		3.048,9		4.555,3
OTHER ASSETS, Net (Note 12)		701.469,5		658.117,8
Permanent Contributions	20.139,3		9.435,1	
Early Expenses and Deferred Charges	390.747,8		376.565,6	
Goods to be Placed in Leasing Agreements	20.258,2		26.913,4	
Other	293.842,3		268.746,2	
Minus: Provision	(23.518,1)		(23.542,5)	
VALORISATIONS (Note 13)		532.329,1		440.573,2
Investments available for Sale in Participative Securities with Low or Minimum Marketability or with no quotation in	154.604,4		137.738,6	
Property and Equipment	363.030,6		289.124,2	
Other	14.694,1		13.710,4	
DE-VALORISATIONS (Note 14)		(751,9)		(11.398,7)
Total assets		$ 5.527.953,1		$ 4.819.652,0
CONTINGENT ACCOUNTS				
CREDITOR PER CONTRA (Note 25)		246.762,9		422.214,6
DEBTOR CONTINGENT ACCOUNTS (Note 25)		1.314.933,6		1.537.466,7
ORDER DEBTOR ACCOUNTS (Note 26)		7.864.537,3		7.459.211,1
CREDITOR ORDER ACCOUNTS PER CONTRA (Note 27)		4.097.794,6		3.934.011,3
TOTAL CONTINGENT AND ORDER ACCOUNTS		$ 13.524.028,4		$ 13.352.903,7

LIABILITIES AND EQUITY	June 30, 2009		December 31, 2008	
DEPOSITS AND CURRENT LIABILITIES (Note 14)		$ 1.433.894,8		$ 1.294.013,4
Term Deposit Certificates	1.279.936,7		1.043.241,1	
Savings Deposit	153.369,6		203.258,8	
Other	588,5		47.513,5	
PASSIVE POSITIONS IN MONETARY MARKET OPERATIONS AND RELATED OPERATIONS (Note 15)		576.903,2		350.605,5
BANK LOANS AND OTHER FINANCIAL OBLIGATIONS (Note 16)		318.628,5		318.852,8
Other entities of the Country	302.975,3		300.678,6	
Foreign Entities	15.653,2		18.174,2	
ACCOUNTS PAYABLE (Note 17)		229.498,0		219.720,8
Interest	24.141,7		26.779,7	
Commissions and Fees	1.695,4		716,6	
Dividends and Surplus	45.777,5		44.102,9	
Other	157.883,4		148.121,6	
CIRCULATING INVESTMENT SECURITIES (Note 18)		243.159,0		185.506,6
OTHER LIABILITIES (Note 19)		151.535,8		151.884,3
Consolidated Labour Obligations	16.203,7		17.336,4	
Early Income and Deferred Payments	42.865,9		44.849,1	
Retirement Pensions	18.006,8		18.673,0	
Other	74.459,4		71.025,8	
ESTIMATED LIABILITIES AND PROVISIONS (Note 20)		46.532,7		23.991,0
Labour Obligations	3.481,0		1.949,9	
Taxes	37.039,8		13.943,2	
Other	6.011,9		8.097,9	
INVESTMENT COST DEFECT ON VALUE ON BOOKS (Note 21)		11.870,9		14.008,6
TOTAL EXTERNAL LIABILITIES		3.012.022,9		2.558.583,0
MINORITARY INTEREST		329.406,8		268.586,8
Total liabilities		3.341.429,7		2.827.169,8
EQUITY		2.186.523,4		1.992.482,2
CORPORATE CAPITAL (Note 22)		1.713,2		1.701,6
RESERVES (Note 23)		1.287.388,9		1.249.190,1
Legal Reserve	91.035,3		86.946,6	
Statutory and Occasional Reserves	554.140,3		535.102,0	
Bonus in Stock Placement	642.213,3		627.141,5	
SURPLUS		610.370,3		473.014,1
Profit or Loss Not Realised in Investments Available for Sale (Note 24)	306.444,5		202.888,8	
Valorisations	312.136,7		280.371,5	
De-valorisations	(8.210,9)		(10.246,2)	
RESULT OF FORMER PERIODS		133.866,2		169.079,9
PROFIT OF THE PERIOD		153.184,8		99.496,5
Total liabilities and equity		$ 5.527.953,1		$ 4.819.652,0
CREDITOR CONTINGENT ACCOUNTS (Note 25)		246.762,9		422.214,6
Endorsements and Guaranties	107.370,6		107.005,1	
Other Contingencies	139.392,3		315.209,5	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA (Note 25)		1.314.933,6		1.537.466,7
DEBTOR ORDER ACCOUNTS PER CONTRA (Note 26)		7.864.537,3		7.459.211,1
CREDITOR ORDER ACCOUNTS (Note 27)		4.097.794,6		3.934.011,3
TOTAL CONTINGENT AND ORDER ACCOUNTS		$ 13.524.028,4		$ 13.352.903,7

The attached notes are an integral part of the financial statements

(*) The undersigned Legal Representative and Accountant certify that we have previously verified all statements made under these financial statements.

JOSÉ ELÍAS MELO ACOSTA
President (*)

MARTHA CECILIA CASTRO ORTÍZ
Accountant (*)
T.P. 40995-T

NELSON GERMÁN SEGURA GARZÓN
Statutory Auditor
T.P. 24750-T

CORPORACIÓN FINANCIERA COLOMBIANA S. A. AND SUBORDINATED COMPANIES

RESULTS CONSOLIDATED STATEMENTS
FOR THE SEMESTERS ENDED ON JUNE 30, 2009 AND DECEMBER 31, 2008
(In Million Pesos)

	June 30, 2009		December 31, 2008	
DIRECT OPERATING REVENUE		$ 1.084.380,1		$ 1.000.426,7
Interest and Amort. Discount Loan Portfolio and other interest	10.837,9		18.902,6	
Profit in Investment Valuation Neg Debt Securities	43.799,1		22.215,6	
Profit in Investment Valuation Neg Participative Securities	3.763,6		714,7	
Profit in Investment Valuation to Maintain Until Maturity	2.879,9		2.620,8	
Profit in Investment Valuation Available for Sale Debt Securities	33.366,9		34.705,2	
Profit Realised in Investments Available for Sale	28.848,5		1.096,5	
Commissions and Fees	23.004,3		14.897,2	
Profit in Valuation of Cash Operations	4.743,1		3.936,3	
Profit in Valuation of Derivatives	382.705,8		551.611,6	
Changes	540.649,1		313.796,6	
Profit in Sale of Investments	9.781,9		35.929,6	
DIRECT OPERATING EXPENSES		1.033.110,1		973.054,2
Interest, Amortised Bonus, Discount Amortisation and Sales Costs	102.156,8		119.317,5	
Loss Realised in Inv. Available for Sale	2.508,5		375,3	
Commissions	7.960,9		7.325,3	
Loss in Valuation of Derivatives	330.660,9		547.685,9	
Changes	574.887,0		288.619,3	
Loss in Sale of Investments	9.579,2		4.793,4	
Loss in the Valuation of Cash Operations	5.356,8		4.937,5	
DIRECT OPERATING RESULT		51.270,0		27.372,5
OTHER INCOME AND OPERATING EXPENSES - NET		201.934,1		148.089,8
OPERATING INCOME		518.571,4		476.136,3
Dividends and Participations	69.877,5		30.354,9	
Other (Note 29)	448.693,9		445.781,4	
OPERATING EXPENSES		316.637,3		328.046,5
Personnel Expenses	71.768,8		62.594,5	
Other (Note 30)	244.868,5		265.452,0	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS		253.204,1		175.462,3
PROVISIONS		18.205,2		18.987,7
Investments	3.895,6		1.011,7	
Loan Portfolio	7.809,6		8.221,8	
Accounts Receivable	4.009,6		5.406,8	
Property and Equipment	284,6		2,2	
Other (Note 31)	2.205,8		4.345,2	
DEPRECIATIONS - OWN USE GOODS		6.296,5		4.462,9
AMORTISATIONS		11.298,0		11.835,9
NET OPERATING RESULT		217.404,4		140.175,8
NON OPERATING REVENUES		31.187,7		31.785,2
Non Operating Revenues (Note 32)	28.766,8		29.593,4	
Minoritary Interest	274,0		407,5	
Amortisation Investment Cost Defect on Value on Books	2.146,9		1.784,3	
NON OPERATING EXPENSES		43.305,0		37.583,3
Non Operating Expenses	13.895,7		17.384,9	
Minoritary Interest	27.579,8		19.051,6	
Amortisation Excess of Investment Cost on Value on Books	1.829,5		1.146,8	
NON OPERATING NET RESULT		(12.117,3)		(5.798,1)
PROFIT BEFORE INCOME TAX		205.287,1		134.377,7
INCOME TAX AND COMPLEMENTARIES		52.102,3		34.881,2
PROFIT OF THE PERIOD		$ 153.184,8		$ 99.496,5

attached notes are an integral part of the financial statements

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained in these financial statements.

JOSÉ ELÍAS MELO ACOSTA	MARTHA CECILIA CASTRO ORTÍZ	NELSON GERMÁN SEGURA GARZÓN
President (*)	Accountant (*)	Statutory Auditor
	T.P. 40995-T	T.P. 24750-T

7. STATUTORY AUDITOR´S REPORT

Mr. Ricardo Rubio Rueda, partner of the firm Deloitte & Touche Ltda. that acts as Statutory Auditor of Corporacion Financiera Colombiana S.A., read the reports on CFC´s financial statements and consolidated financial statements, in the following terms:

FILE No. 823437

"STATUTORY AUDITOR'S REPORT

(Translation of a report originally issued in the Spanish language)
To the Stockholders of CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

I have audited the accompanying financial statements of CORPORACIÓN FINANCIERA COLOMBIANA S.A., which comprise the balance sheets as of June 30, 2009 and December 31, 2008, and the related statements of income, of changes in stockholders' equity, and of cash flows for the semesters then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting instructions and practices issued by the Office of the Superintendent of Finance in Colombia. This responsibility includes: designing, implementing and maintaining internal controls relevant to the risk management, preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances. My responsibility is to express an opinion on these financial statements based on my audit.

I obtained the information necessary to comply with my functions and conducted my audit in accordance with auditing standards generally accepted in Colombia. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The audit procedures selected depend on the auditor's professional judgment, including the assessment of risks of material misstatement in the financial statements, whether due to fraud or error. In making that risk assessment, the auditor considers the entity's internal control relevant to the preparation and fair presentation of the financial statements, with the purpose of designing audit procedures appropriate to the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall financial statements' presentation. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

In my opinion, the financial statements referred to above, truly taken from the accounting books, present fairly, in all material respects, the financial position of Corporación Financiera Colombiana S.A. as of June 30, 2009 and December 31, 2008, the results of its operations, the changes in its stockholders' equity, and its cash flows for the semesters then ended in accordance with accounting instructions and practices established by the Office of the Superintendent of Finance in Colombia, applied on a consistent basis.

Based upon my functions as Statutory Auditor and the scope of my audits as of June 30, 2009 and December 31, 2008, I report, that the Company's accounting books have been kept in conformity with legal regulations and the accounting technique; the operations recorded in the accounting books and the acts of Management conform to the bylaws and to the General Stockholders' Meeting's and Board of Directors' decisions; the correspondence, account vouchers and the minute and stock registry books are duly kept and preserved; the provisions for foreclosed assets, the adoption of the Risk Management System for Market, Liquidity, Operating, and Asset Laundry and Terrorism Funding risks, and their impact on the accompanying financial statements, was made, in all material respects, according to the criteria and procedures established by External Circular Letter 100 of 1995 issued by the Office of the Superintendent of Finance in Colombia; the

Management report duly matches the basic financial statements; and the contributions to the Integral Social Security System were correctly and timely made. My evaluation of internal controls, conducted with the purpose of establishing the scope of my audit tests, indicates that the Company has followed adequate internal control, and preservation and custody measures for its assets and those of third parties under its possession. I have communicated my recommendations on internal controls in separate reports, on which I have followed-up the actions taken by Management.

NELSON GERMÁN SEGURA GARZÓN
Statutory Auditor
Professional License No. 24750-T
Appointed by Deloitte & Touche Ltda.

July 31, 2009."

"STATUTORY AUDITOR'S REPORT
(Translation of a report originally issued in the Spanish language)
To the Stockholders of CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

I have audited the accompanying consolidated financial statements of CORPORACIÓN FINANCIERA COLOMBIANA S.A. and subsidiaries, which comprise the balance sheets as of June 30, 2009 and December 31, 2008, and the related statements of income, of changes in stockholders' equity, and of cash flows for the semesters then ended, and a summary of significant accounting policies and other explanatory notes.

Note 1 to the consolidated financial statements indicates the subsidiaries that consolidated with the Corporation as of June 30, 2009 and December 31, 2008, as well as the effects of such consolidation. The financial statements of some subsidiaries were reviewed or audited by other statutory auditors and external auditors, whose reports were supplied to me. Therefore, my opinion on the figures related to those subsidiaries included in the consolidated financial statements as of June 30, 2009 and December 31, 2008, is solely based on the reports of those statutory auditors and external auditors.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting instructions and practices issued by the Office of the Superintendent of Finance in Colombia. This responsibility includes: designing, implementing and maintaining internal controls relevant to the risk management, preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I obtained the information necessary to comply with my functions and conducted my audit in accordance with auditing standards generally accepted in Colombia. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The audit procedures selected depend on the auditor's professional judgment, including the assessment of risks of material misstatement in the financial statements, whether due to fraud or error. In making that risk assessment, the auditor considers the entity's internal control relevant to the preparation and fair presentation of the consolidated financial statements, with the

purpose of designing audit procedures appropriate to the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall financial statements' presentation. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Corporación Financiera Colombiana S.A. and subsidiaries as of June 30, 2009 and December 31, 2008, the consolidated results of its operations, the consolidated changes in its stockholders' equity, and its consolidated cash flows for the semesters then ended in accordance with accounting instructions and practices established by the Office of the Superintendent of Finance in Colombia, applied on a consistent basis.

NELSON GERMÁN SEGURA GARZÓN
Statutory Auditor
Professional License No. 24750-T
Appointed by Deloitte & Touche Ltda.
August 21, 2009"

8. APPROVAL OF THE MANAGEMENT REPORT AND THE FINANCIAL STATEMENTS

The President of the Assembly asked the Secretary to advise on the authorization given by Superintendencia Financiera de Colombia to submit the financial statements to the consideration of the Shareholders´ General Assembly.

The Secretary advised that the controlling agency issued its approval through communication No. 2009059841-014 dated August 28, 2009, that reads as follows:

"MR.
JOSE ELIAS MELO ACOSTA
LEGAL REPRESENTATIVE
CORPORACION FINANCIERA COLOMBIANA S.A.
Carrera 13 No. 26 – 45 Pisos 3, 7 y 8
BOGOTA D.C. (COLOMBIA)

Recording Number: 2009059841-014
Proceeding: 16-AA END OF PERIOD FINANCIAL STATEMENTS ASSEMBLY MEETINGS
Activity: 39 FINAL RESPONSE
Annexes: NO

Dear Mr. Melo:

I kindly advise you that upon reviewing the financial statements of Corporacion Financiera Colombiana S.A., on the January 1 – June 30, 2009 period, its notes, the Statutory Auditor´s report and other documents related to the Shareholders´ General Assembly Meeting to be held on September 2, 2009, this agency hereby authorizes its submission to the Shareholders´General Assembly Meeting.

Finally, please remember that for publication purposes of the financial statements, provisions of paragraph 2.4, Chapter IX of External Circular Letter 100 of 1995 shall be observed.

Cordially,

RODOLFO AQUILINO CIFUENTES BUSTOS (Signed.)
INSTITUTIONAL SUPERVISION DIRECTION FOR FINANCIAL INTERMEDIARIES"

The managers and employees were reminded that Corficolombiana, in agreement with article 185 of the Commerce Code, are not allowed to vote for the balances and end of period settlement accounts.

Next, the President of the Assembly asked whether the shareholders approved the financial statements, the Management Report, the Statutory Auditor's report and other relevant reports submitted to their consideration; the shareholders unanimously expressed their approval.

9. PROFIT DISTRIBUTION PROJECT

The President of the Assembly submitted to the consideration of the shareholders the profit distribution and reserve Project proposed by the management, which as he indicated, is in agreement with the approved financial statements and legal and statutory provisions on this matter. The Secretary read the mentioned project that reads as follows:

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
June 30, 2009

Profit before tax		$ 142,815,883,801.32
Less: tax provisions		$ 4,550,000,000.00
Profit after tax		$ 138,265,883,801.32
To release reserve for future distributions (Taxable) :		$ 150,759,024,654.12
Profit at the disposal of the Assembly :		**$ 289,024,908,455.44**
Reserve on investment valuation Dec 2336 /95	$ 26,874,248,485.00	
Reserve for future distributions	$ 152,150,659,970.44	
Dividend in cash of Col.Ps 642 per share over 160,543,030 common shares and 10.772,923 subscribed and paid in preferred shares as of June 30, 2009. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from October, 2009.	**$ 110,000,000,000.00**	
	-	
EQUAL AMOUNTS	**$ 289,024,908,455.44**	**$ 289,024,908,455.44**

Upon analyzing the Project distribution and reserve Project, the Shareholders' General Assembly unanimously decided to approve them under the proposed terms.

10. BOARD OF DIRECTORS REPORT ON THE AUDIT COMMITTEE ACTIVITIES

The activities carried out by the Audit Committee during the January - June 2009 period were read and unanimously acknowledged by the Assembly. The text of the mentioned report reads as follows:

"Bogotá D.C., July 29, 2009.

Shareholders
Corporación Financiera Colombiana S.A.
Bogotá.

Pursuant to provisions of Circular Letter 052 of 1998 issued by former Superintendencia Financiera de Colombia, the Board of Directors is showing below the report of the Audit Committee's activities carried out by the Audit Commitee during the first semester of 2009.

1. *The Board of Directors in its July 26th, 2006 meeting, pursuant to minute No. 1575 appointed the members of the Audit Committee. Subsequently, the same Board of Directors in its April 9, 2008 meeting, as recorded on Minute 1618, appointed Mr. Santiago Madriñan de la Torre as member of the Committee replacing Mr Jorge Ivan Villegas Montoya. Presently, the Committee is made up by the following members:*

   - *Mr. Gerardo Silva Castro*
   - *Mr. Santiago Madriñan de la Torre*
   - *Mr. Alvaro Jesús Velásquez Cock.*

2. *The Audit Committee as supporting entity of the activities performed by the Board of Directors for the implementation and supervision of CFC'internal control, carried out meetings on the 28th of February and 27th of May 2009, whereby the following issues were detailed in order to evaluate CFC's internal control structure:*

   j) *Financial statements ending on December 31, 2008 and April 30, 2009.*
   k) *Accounts receivable ending on December 31, 2008 and April 30, 2009.*
   l) *The Committee supervised the implementation and compliance with the regulation related with the Asset Laundry and Terrorism Financing Management System, making sure the necessary controls are in place in order to prevent CFC from being used as an instrument to carry out illegal activities.*
   The activities performed by the Compliance Unit were submitted to the Committee.
   m) *Supervision of the Comptrollership functions and activities with respect to the following issues:*
   - *Reports sent by the Comptrollership to the different CFC's areas, products and affiliates from the financial sector and industry sector.*

- *Follow-up carried out by Audit based on the responses given by the different managers of the assessed areas.*
- *Follow-up and control statistics on the reports issued by the Comptrollership.*

n) *Review of the relevant communications sent by Superintendencia Financiera de Colombia, with the corresponding responses by the management.*

o) *Review of the reports sent by the Statutory Auditor with their corresponding responses sent by the management.*

p) *At the February 28th and May 27th, 2009 Committee meetings, CFC´s President, Mr. Jose Elias Melo Acosta, submitted a report to the Audit Commitee related to the disclosure and control system of CFC´s financial information, whereby he states that no deficiency has occurred on the internal control that may have prevented CFC from recording, processing, compiling and appropriately submitting the financial information, and that no fraud has occurred that may have affected the quality of CFC´s financial information.*

q) *Presentation of the minutes of the ALCO Committee on the November 1, 2008 – April 6, 2009 period.*

r) *Review of the timetable and activities to be carried out in compliance with Communication Letter 014 of May 19, 2009, issued by Superintendencia Financiera de Colombia, on the instructions relative to the review and adjustments of the Internal Control System.*

In conclusion, the following has been observed:

- *Control structure, environment and activities in agreement with CFC´s objectives that provide appropriate security to manage the risk to which CFC is exposed.*
- *Internal Audit Activities independent from the audited activities. Their scope meets CFC´s internal control requirements.*
- *Follow-up on the reports prepared by the different control entities: Financial Superintendency, Statutory Auditor, Internal Audit and Information Systems Auditor.*
- *Reliability of the financial information, complying with the applicable regulations and norms.*
- *Compliance with the necessary and sufficient control in order to prevent CFC from being used as an instrument to carry out illegal operations.*
- *Documentation on the Committee´s activities, assessments and recommendations.*

Cordially,

BOARD OF DIRECTORS"

11. REPORT ON DONATIONS

The President submitted to the consideration of the Shareholders General Assembly the following issues:

a) Ratification of the donations approved by the Board of Directors in the first semester of the current year, consisting of:

- 61 computers and items, totally depreciated.

- 332 pieces of furniture (filing cabinets, chairs, drawers, etc.), also depreciated.

The approved donations will be directed to Educar Computadores, Corficolombiana Foundation and Universidad del Rosario (College Institution).

b) A donation made to Fundacion Corficolombiana for two hundred million pesos (COP 200,000,000).

Upon evaluating the previous requests, the Shareholders´ General Assembly unanimously ratified and approved the donations proposed by Corficolombiana.

12. PROPOSALS AND MISCELLANEOUS

12.1 AMENDMENT TO THE BYLAWS

The Secretary of the Assembly meeting advised that Mr. Mario Alberto Gonzalez Castro, as proxy of Banco de Bogota, submitted the following proposal to amend the corporate bylaws of Corficolombiana S.A.
(...)

The Shareholders´ General Assembly in its September 2, 2009 meeting unanimously approved:

1. Add to article 34, Chapter VI of the bylaws, the following text:
   ARTICLE 34 – The functions of the Shareholders´ General Assembly are:
   (...)

   l) Annually determine the maximum amount for donations made by Corficolombiana intended to support activities aimed at benefiting the community or specific sectors of the community, (i.e. activities intended to improve health, education, culture, religion, exercise of democracy, sports, scientific and technological research, ecology and environmental protection, defense, protection and promotion of human rights, access to justice, social development programs, support on occasion of disasters or calamities, etc.) and help promote the image of the company in developing its social responsibility. The Shareholders´ General Assembly is empowered to decide each year the specific sectors to which donations will be directed.
   PARAGRAPH: All the donations made by Corficolombiana require previous approval by the Board of Directors.

2. From the above, current letter l) of article 34 will become letter m).

3. Add the following text to article 46, Chapter VIII of the bylaws:

   ARTICLE 46.- FUNCTIONS OF THE BOARD OF DIRECTORS. The functions of the Board of Directors are:
   (...)

   (t) Authorize donations to be made by Corficolombiana, as long as they have been authorized by the Assembly.

In addition, the President of the Assembly meeting proposed the modification of Article 47 of Chapter VIII of the corporate bylaws, to read as follows:

Modify article 47, Chapter VIII of the bylaws, that will read as follows:

ARTICLE 47.- All the meetings, deliberations and decisions of the Board of Directors will be recorded on the Minute Book, foliated and attested at the Chamber of Commerce of the registered office. The minutes will be signed by the President of the corresponding meeting and the Secretary, except when using the mechanisms provided on articles 19 and 20 of Law 22 of 1995 referred on article 42 of these bylaws. In this latter case, the minutes will be prepared and recorded as provided on article 21 of the same Law or on any subsequent modifying or substituting regulation.

Upon studying and analyzing the proposed modifications to the bylaws, the Shareholders' General Assembly considered that they were in compliance with the law, and therefore, were subsequently unanimously approved. Therefore, ample powers were conferred to the Legal Representative of Corficolombiana S.A. to formalize the amendment to the bylaws and carry out all the necessary proceedings for its legalization.

12.2 AUTHORIZATION TO THE BOARD OF DIRECTORS TO MAKE THE DONATIONS

The proxy of Banco de Bogota, Mrs. Mario Alberto Gonzalez Castro, taking into account the approval of the amendment to the bylaws intended to regulate the donations to be made by Corporacion Financiera Colombiana S.A., proposed to the Assembly meeting to authorize the entity to make annual donations up to an amount of two hundred million pesos (COP 200,000,000), destined to health, education, scientific and technological research, ecology, environmental protection activities , access to justice and support in case of disasters or calamities, as approved by the Board of Directors in each event.

Upon considering that the previous proposal was feasible and appropriate, was unanimously approved by Shareholders' General Assembly.

12.3 CORFICOLOMBIANA'S INVESTMENT IN PROMIGAS

In order to respond to the request made by the shareholder Mr. Roberto Knepper Afanor, the President of the Assembly meeting made a report on the split up process of PROMIGAS completed on July 2009, by virtue of which PROMIGAS transferred 52.66% of its capital stock in Sociedad de Inversiones en Energia S.A. – SIE, to Proenergia Internacional S.A., a company that maintained the same stock composition of the split up company.

Also, the President of the Assembly explained the way Corficolombiana S.A. reflected the effect of such split up operation on its accounts.

Finally, he mentioned the change that took place in August 2009 in the stock exchange trading of PROMIGAS shares, which went up from a low to a high tradeabilty, resulting in a significant income to Corficolombiana originated in the investment valuation at market values.

As there was no other topic brought about at this point and no other subject to be treated, at 12:15 p.m. of September 2, 2009, the General Assembly Meeting of Common Shareholders of Corporacion Financiera Colombiana was adjourned.

FILE No. 823437

THE PRESIDENT, THE SECRETARY,

JOSE ELIAS MELO ACOSTA
(SIGNED)

MARIA ESPERANZA MOJICA RODRIGUEZ
(SIGNED)

MINUTE APPROVING COMMISSION,

MARIO ALBERTO GONZALEZ CASTRO
(SIGNED)

MARIA MARCELA ROJAS PRIETO
(SIGNED)

RECEIVED
2008 OCT -9 P 12:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 823437

RECEIVED
2009 OCT -9 P 12:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ACTA No. 070

En la ciudad de Bogotá D.C., a los dos (2) días del mes de septiembre del año dos mil nueve (2009), siendo las 10:30 a.m., se reunió en la Carrera 7 No.78-96, Club El Nogal, la Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A., previa convocatoria realizada por el Presidente de la entidad el 31 de julio de 2009, de acuerdo con lo previsto en los estatutos sociales, con la asistencia de los accionistas ordinarios que se relacionan a continuación:

ACCIONISTAS	# ACCIONES	REPRESENTADA
BALENTINE INTERNATIONAL EQUITY FUND SELECT LP	7.250	Claudia Patricia Calderón Cadena – Apoderada
BANCO DE OCCIDENTE	22.935.978	María Marcela Rojas Prieto – Apoderada
BANCO DE BOGOTA	64.245.992	Mario Alberto González Castro – Apoderado
BANCO POPULAR	9.446.431	Jesús Alfonso Santacruz Guzmán – Apoderado
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM CALPERS	1.687	Claudia Patricia Calderón Cadena – Apoderada
CITIBANK N.A. PRIVATE BANK	18.122	Alejandro Pieschacón - Apoderado
COMPAÑÍA DE SEGUROS BOLIVAR S.A.	233.026	Ana María Roa Sarmiento – Apoderada
CORPORACION BANCO DE BOGOTA PARA EL FOMENTO DE LA EDUCACION	137.390	Mario Alberto González Castro – Apoderado
EATON VANCE STRUCTURED EMERGING MARKETS FUND	11.604	Claudia Patricia Calderón Cadena – Apoderada
ESPEJO SAAVERA CUERVO ENRIQUE	33	
FDO. DE PENSIONES VOLUNTARIAS MULTIFUND SKANDIA	134.527	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO ALTERNATIVO DE PENSIONES SKANDIA	13.486	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE CESANTIAS HORIZONTE	565.007	Ana María Rivera Martínez - Apoderada
FONDO DE CESANTIAS PORVENIR	1.676.419	Andrés Eduardo Díaz Plazas – Apoderado
FONDO DE CESANTIAS PROTECCION	263.711	Sergio Preciado Rodríguez – Apoderado
FONDO DE PENSIONES VOLUNTARIAS BBVA HORIZONTE	15.543	Ana María Rivera Martínez - Apoderada
FONDO DE PENSIONES HORIZONTE	4.599.028	Ana María Rivera Martínez - Apoderada
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.150.635	Andrés Eduardo Díaz Plazas – Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCION	10.137.929	Sergio Preciado Rodríguez – Apoderado
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	1.450.120	Sandra Liliana Beltrán Sánchez – Apoderada
FONDO DE PENSIONES PROTECCION	502.533	Sergio Preciado Rodríguez – Apoderado
FONDO DE PENSIONES Y CESANTIAS SKANDIA	53.498	Sandra Liliana Beltrán Sánchez – Apoderada
KNEPPER AFANOR ROBERTO	97.197	
PASTERIZADORA SANTANDEREANA DE LECHES S.A.	198.801	Leopoldo Cortés Ortiz – Representante Legal
SERRANO GOMEZ Y CIA. S. EN C.	161.828	Leopoldo Cortés Ortiz – Representante Legal
SOTO ESTRADA MANFREDO	89.914	
Total Acciones	**120.147.689**	

La convocatoria fue efectuada por medio de avisos publicados el treinta y uno (31) de julio de dos mil nueve (2009) en los periódicos La República, edición No. 18.408, y El País, edición 21.327.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA CORPORACION FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 2 de septiembre de 2009 a las 10:00 a.m., en la Carrera 7 No. 78-96, Club El Nogal, de la ciudad de Bogotá, D.C., para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios a la Asamblea General Ordinaria de Accionistas que se realizará el 2 de septiembre de 2009 a las 10:30 a.m., en la Carrera 7 No. 78-96, Club El Nogal, de la ciudad de Bogotá, D.C.

El orden del día que se propondrá a los señores Accionistas es el siguiente:

1. *Verificación del quórum*
2. *Lectura y aprobación del orden del día*
3. *Aprobación Reglamento Asamblea General Ordinaria de Accionistas*
4. *Designación de la comisión para aprobación del acta de Asamblea*
5. *Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio enero-junio de 2009*
6. *Estados financieros individuales y consolidados con corte a 30 de junio de 2009*
7. *Dictamen del Revisor Fiscal*
8. *Aprobación de los informes de la administración y de los estados financieros*
9. *Proyecto de distribución de utilidades*
10. *Informe de la Junta Directiva sobre las actividades del Comité de Auditoría*
11. *Informe donaciones*
12. *Proposiciones y varios*

Los documentos que ordenan la ley y los estatutos estarán a disposición de los Accionistas durante los quince (15) días hábiles anteriores a la fecha de la reunión, en la Secretaría General de la Corporación ubicada en la Carrera 13 No. 26-45 Piso 8º. de la ciudad de Bogotá, D.C.

Los Accionistas que no concurran personalmente, pueden hacerse representar mediante poder otorgado por escrito, que debe contener, como mínimo, el nombre del poderdante y del apoderado, la persona en quien éste puede sustituirlo, si es del caso, la fecha de la Asamblea para la que se confiere y la clase de acciones que representa. Se recuerda que, salvo los casos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

JOSE ELIAS MELO ACOSTA
Presidente"

La convocatoria se divulgó al mercado, como información relevante, el 31 de julio de 2009. En esa misma fecha, según oficio radicado bajo el No.2009059841-000-000, se enteró de la citada convocatoria a la Superintendencia Financiera de Colombia.

Presidió la reunión el doctor José Elías Melo Acosta, Presidente de la Corporación, y como Secretaria actuó María Esperanza Mojica Rodríguez, Secretaria General de la entidad, conforme a lo previsto en el artículo 29 de los estatutos sociales.

A la reunión concurrieron también el doctor Ricardo Rubio Rueda, socio de Deloitte & Touche Ltda., firma que ejerce la Revisoría Fiscal, y el doctor Alfonso Rodríguez Azuero, Vicepresidente Ejecutivo de la Corporación.

Así mismo, asistieron como invitados los siguientes accionistas titulares de acciones con dividendo preferencial y sin derecho de voto: Victor Hugo Díaz Rondón, el Fondo de Pensiones Voluntarias Porvenir, representado por Andrés Eduardo Díaz Plazas y Jacinto Luna Molina.

La Secretaria de la Asamblea informó a los convocados que:

(i). En las oficinas de la Dirección General de Corficolombiana S.A. estuvieron a disposición de los señores accionistas, dentro del término legal, todos los documentos exigidos por la ley.

(ii). Se dio cumplimiento a lo establecido en la Resolución 116 del 27 de febrero de 2002 de la Superintendencia de Valores (hoy Superintendencia Financiera de Colombia), relativa a la transparencia, independencia y equidad que deben observar los representantes legales y funcionarios de la entidad, en la convocatoria y desarrollo de la Asamblea General de Accionistas.

A continuación, el Presidente siguió con el desarrollo de la reunión, así:

1. VERIFICACION DEL QUORUM

La Secretaria informó que se encontraban presentes o debidamente representadas 120.147.689 acciones ordinarias, de las 160.543.030 acciones que a la fecha tiene suscritas y pagadas la Corporación en esta clase de acciones, lo que equivale al 74.83% de las acciones en circulación.

De conformidad con lo anterior, hubo quórum suficiente para deliberar y decidir válidamente.

2. LECTURA Y APROBACIÓN DEL ORDEN DEL DIA

El Presidente sometió a consideración de la Asamblea el siguiente orden del día, el cual fue aprobado por los accionistas por unanimidad:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Aprobación Reglamento Asamblea General Ordinaria de Accionistas
4. Designación de la comisión para aprobación del acta de Asamblea
5. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio enero- junio de 2009

6. Estados financieros individuales y consolidados con corte a 30 de junio de 2009
7. Dictamen del Revisor Fiscal
8. Aprobación de los informes de la administración y de los estados financieros
9. Proyecto de distribución de utilidades
10. Informe de la Junta Directiva sobre las actividades del Comité de Auditoría
11. Informe donaciones
12. Proposiciones y varios

3. APROBACION REGLAMENTO ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Se sometió a consideración el proyecto de Reglamento Interno aplicable a esta reunión, al igual que a las demás de carácter ordinario o extraordinario que se celebren en el futuro, siendo aprobado por unanimidad por la Asamblea General de Accionistas, en los términos que se transcriben a continuación:

"ASAMBLEA GENERAL DE ACCIONISTAS DE CORFICOLOMBIANA S.A.

REGLAMENTO

PRIMERO: Alcance

El presente reglamento rige para las reuniones de la Asamblea General de Accionistas de la Corporación Financiera Colombiana S.A. - Corficolombiana S.A.

SEGUNDO: Composición

La Asamblea General de Accionistas se compone de los accionistas con derecho a deliberar, inscritos en el libro de Registro de Accionistas, o de sus representantes o mandatarios, reunidos con el quórum y demás requisitos señalados en los estatutos.

TERCERO: Clases de Reuniones

Las reuniones de la Asamblea General de Accionistas de Corficolombiana S.A. podrán ser ordinarias o extraordinarias, de acuerdo con lo previsto en los estatutos sociales y en la ley.

Las primeras se celebrarán antes del 1 de abril y 1 de octubre, en la fecha, hora y lugar designados por el Presidente de la Corporación en el aviso de convocatoria. Si éste no las convoca, la Asamblea se reunirá por derecho propio el primer día hábil del mes de abril y del mes de octubre respectivamente, a las diez de la mañana (10 a.m.), en las oficinas de la Presidencia ubicadas en el domicilio social.

Las restantes Asambleas tendrán el carácter de extraordinarias y se llevarán a cabo en la fecha, hora y lugar indicados en la convocatoria, cada vez que lo juzgue conveniente la Junta Directiva, el Presidente, el Revisor Fiscal o un número plural de accionistas que represente, por lo menos, la cuarta parte de las acciones suscritas. En este último caso, la solicitud deberá expresar claramente el objeto de la convocatoria.

FILE No. 823437

CUARTO: Convocatoria

La convocatoria para las reuniones ordinarias de la Asamblea General de Accionistas se hará por lo menos con quince (15) días hábiles de anticipación y para las extraordinarias con no menos de cinco (5) días comunes. La convocatoria se hará por medio de un (1) aviso publicado en un periódico editado en el domicilio social. Mientras existan en el mercado acciones con dividendo preferencial sin derecho de voto, la convocatoria se publicará también en el periódico El País de la ciudad de Cali.

El aviso de convocatoria se divulgará también al mercado a través de la página electrónica de la Superintendencia Financiera de Colombia y de la página electrónica de la Corporación.

En el aviso de convocatoria a reunión extraordinaria se insertará el orden del día y la Asamblea no podrá ocuparse de temas distintos de los allí indicados, salvo que así lo resuelva la misma Asamblea con el voto favorable de la mayoría de los votos presentes, pero en todo caso podrá remover a los administradores y demás funcionarios cuya designación le corresponde.

Cuando se convoque a una Asamblea General de Accionistas en la cual puedan intervenir los titulares de las acciones con dividendo preferencial sin derecho de voto, en el aviso de convocatoria se citará igualmente la Asamblea de Accionistas con Dividendo Preferencial, especificando los asuntos de que se ocupará la Asamblea. La reunión de la Asamblea de Accionistas con Dividendo Preferencial debe ser anterior a la reunión de la Asamblea General de Accionistas.

QUINTO: Celebración

***Participantes**. Los accionistas inscritos en el libro respectivo, podrán participar personalmente en las reuniones de la Asamblea General a la cual se convoquen o a través de sus representantes legales o apoderados, quienes deberán demostrar su condición de tales en la forma prevista en la ley y los estatutos.*

En el caso de los apoderados, el poder deberá ser otorgado por escrito, en el que se debe indicar como mínimo: El nombre e identificación del apoderado y del poderdante; la fecha de la asamblea para la cual se confiere; las facultades que se otorgan; el nombre de la persona en que podrá sustituirse el poder, si fuere del caso; y, la clase de acciones que representa.

Los poderes otorgados para hacerse representar en una o más reuniones de la Asamblea General de Accionistas, comprenden las diferentes sesiones a que aquella dé lugar.

Salvo los eventos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

En todo caso, para efectos de la representación de los accionistas se dará cumplimiento a lo establecido en los artículos 185 del Código de Comercio y en la Resolución 116 de 2002 expedida por la Superintendencia de Valores, hoy Superintendencia Financiera de Colombia o cualquier disposición que los modifique, sustituya o adicione.

__Quórum__. Habrá quórum para deliberar en las reuniones ordinarias y extraordinarias de la Asamblea General de Accionistas con la asistencia a ella de un número plural de personas que represente acciones con derecho a voto en número igual o superior a la mitad más una de las acciones suscritas.

Si la reunión de la Asamblea no se llevare a cabo por falta de quórum, se citará a una nueva reunión que deliberará y decidirá válidamente con la asistencia de uno o varios socios, cualquiera que sea el número de acciones representadas. La nueva reunión deberá efectuarse no antes de diez días hábiles ni después de los treinta días hábiles, contados desde la fecha fijada para la primera reunión.

En las reuniones por derecho propio, se podrá deliberar y decidir válidamente con un número plural de socios, cualquiera que sea el número de acciones que esté representada.

Salvo los casos en que la ley exija un número mayor de votos, los actos de la Asamblea General requieren para su validez los votos afirmativos de un número plural de accionistas que represente no menos de la mitad más una de las acciones presentes en la reunión con derecho a voto al momento de realizarse la votación.

En los casos en que la asamblea de accionistas con dividendo preferencial y sin derecho a voto sesione separadamente, las decisiones que se adopten en ella, deberán ser aprobadas con la mayoría indicada en la ley.

__Dignatarios.__ La Asamblea será presidida por el Presidente de la Junta Directiva o por el Vicepresidente de la misma, o por cualquiera de los otros directores. En caso de ausencia de todos ellos, por el Presidente de la Corporación o por quien haga sus veces, o por el accionista que designe la mayoría absoluta de los concurrentes.

Actuará como Secretario de la Asamblea el Secretario General de la Corporación o quien haga sus veces.

__Intervenciones.__ Podrán realizarse intervenciones, una vez haya concluido la exposición del tema correspondiente, para lo cual se observarán las siguientes reglas:

El accionista que desee intervenir, deberá identificarse con su nombre completo y el número de acciones de las que sea titular o represente. El Presidente podrá pedir que, para una mayor precisión de lo expuesto, entregue el texto de su intervención.

El Presidente de la Asamblea dará el uso de la palabra.

El accionista a quien se le conceda el uso de la palabra contará con un máximo de 5 minutos para hacer su intervención, por cada uno de los puntos del orden del día.

Ningún accionista podrá intervenir más de dos veces sobre el mismo tema.

Las intervenciones deberán hacer referencia al tema del orden del día respecto del cual se está haciendo la exposición.

Elecciones y Votaciones. *En las elecciones y votaciones que corresponda hacer a la Asamblea General de Accionistas se observarán las reglas establecidas en los estatutos sociales.*

De acuerdo con tales reglas, entre otras cosas:

- *A cada acción ordinaria le corresponderá un voto.*
- *El representante o mandatario de un accionista no puede fraccionar, en ningún caso, el voto correspondiente a las acciones de su representado o mandante. Esta individualidad del voto no se opone a que el representante o mandatario de varios accionistas elija y vote, en cada caso, siguiendo por separado las instrucciones de cada uno de sus mandantes.*
- *Cada accionista tendrá derecho a votar por cada proposición, con excepción de los administradores y empleados de Corficolombiana S.A., que no podrán votar con las acciones propias la aprobación de las cuentas de fin de ejercicio y cuentas de liquidación.*
- *El nombramiento de la Junta Directiva se hará por el sistema de cuociente electoral y el del Revisor Fiscal y su Suplente por la mayoría de los votos correspondientes a las acciones representadas en la respectiva reunión.*

Constancias. *Las constancias que deseen dejarse respecto de cada punto tratado, deberán presentarse por escrito en la Secretaría de la Asamblea General de Accionistas.*

SEXTO: Finalización.

Agotado el orden del día aprobado por la Asamblea General de Accionistas, el Presidente de la misma dará por finalizada la reunión, levantando la sesión.

SEPTIMO: Acta de la Asamblea.

Quien actúe como secretario de la reunión levantará el acta correspondiente a la misma, en los términos previstos en la Ley y en los estatutos sociales. Dicha acta será sentada en el Libro de Actas registrado en la Cámara de Comercio del domicilio social,

Las actas serán firmadas por el Presidente y el Secretario de la Asamblea o, en su defecto, por el Revisor Fiscal. Igualmente, serán firmadas, cuando sea del caso, por los dos comisionados que para su aprobación designe la Asamblea."

4. DESIGNACION DE LA COMISION PARA APROBACION DEL ACTA

Los accionistas, por unanimidad, nombraron a los doctores Mario Alberto González Castro y María Marcela Rojas Prieto como comisionados para la aprobación del acta de la reunión.

5. INFORMES DE LA JUNTA DIRECTIVA Y DEL PRESIDENTE DE LA CORPORACION CORRESPONDIENTES AL EJERCICIO ENERO-JUNIO DE 2009

El doctor José Elías Melo Acosta presentó el informe conjunto de la Junta Directiva y del Presidente a los Accionistas, correspondiente al ejercicio enero - junio de 2009, el cual estuvo a disposición de los accionistas con 15 días hábiles de anticipación a la presente reunión y se encuentra dentro de los documentos entregados a cada uno de los asistentes a ella.

El Presidente destacó los resultados financieros obtenidos en el primer semestre de 2009, que calificó como excelentes e indicó que la entidad tiene el cuarto patrimonio más grande dentro de las entidades financieras en Colombia y cuenta con un respaldo patrimonial de 2.1 billones de pesos. Los resultados financieros y la estructura del balance le permiten tener un alto nivel de solvencia de 46.2%, lo que refleja el bajo riesgo de sus activos.

En cuanto al portafolio de inversión enfocado en el largo plazo, que incluye empresas del sector real y del sector financiero con inversiones por 2.2 billones de pesos, sostuvo que es seguro, rentable y dinámico. Es así que en el primer semestre de 2009, en un contexto de desaceleración económica y bajo crecimiento, las inversiones que componen el portafolio crecieron en un 6%.

Reiteró que, en términos generales, se busca que los ingresos netos del negocio financiero y las comisiones cubran los gastos administrativos de la Corporación, propósito que se logró ampliamente durante el primer semestre de 2009.

Comentó que la solidez del balance y la rentabilidad de los activos reflejada en el estado de resultados, le han merecido a la Corporación la calificación AAA por parte de Fitch Ratings Colombia y BRC Investor Services.

Luego de exponer la conformación actual del portafolio de inversiones y su situación, así como las estrategias para el futuro, manifestó que dicho portafolio está caracterizado por una composición sectorial diversificada, con capacidad de generación estable de dividendos y oportunidades de crecimiento y realización de valor.

Afirmó que los excelentes resultados financieros de las inversiones, mantienen la acción de Corficolombiana S.A. como una de las opciones más atractivas en el mercado de valores colombiano, con liderazgo en términos de dividendos por acción.

Para terminar, señaló que el propósito de la entidad es seguir trabajando día a día en crear valor y apalancar el crecimiento del sector productivo colombiano contribuyendo de esta manera al desarrollo del país.

A continuación se transcribe el texto completo del informe de gestión:

"INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al primer semestre del año 2009. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ACTIVIDAD ECONÓMICA

Durante 2008 y los primeros meses de 2009 la actividad económica a nivel local ha presentado una desaceleración importante, producto de los efectos de la crisis en los mercados financieros internacionales que comenzó al finalizar 2007 y de la política monetaria contraccionista implementada por el Banco de la República entre 2006 y 2008. De acuerdo con las cifras publicadas por el DANE, en el primer trimestre de 2009 la economía colombiana se contrajo a una tasa de 0.6% anual, frente a un crecimiento de 4.2% en el mismo periodo del año anterior.

Comportamiento PIB -demanda


Exportaciones netas
Inversión
Consumo final
PIB
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09

Fuente: DANE

Analizando el comportamiento del producto por el lado de la demanda, se puede apreciar que la mayor contracción se presentó en la inversión, la cual registró una caída anual de 1.3%, lo que se tradujo en una contribución negativa de 0.26 puntos porcentuales a la contracción del PIB del primer trimestre de 2009. Si bien es cierto que esta corrección en el ritmo de crecimiento de la inversión era de esperarse, también se puede interpretar como una señal de la lenta recuperación que va a presentar la producción industrial en los próximos años.

Comportamiento PIB - oferta


Minas y cantera
0.6%
6.4%
Establecimientos financieros
4.7%
3.9%
Construcción
4.1%
-11.3%
Electricidad, gas y agua
1.9%
1.0%
Servicios sociales
-0.2%
0.3%
Agropecuario
-0.8%
-0.6%
Transporte
-2.0%
0.4%
Comercio
-2.7%
-0.6%
Industria
-7.9%
-7.9%
PIB
-0.6%
-1.0%
2009-i
2008-iv

Fuente: DANE

Por su parte, al analizar el comportamiento del PIB por el lado de la oferta, se puede apreciar que la mayor desaceleración la ha presentado la industria manufacturera, que

por segundo semestre consecutivo se contrajo 7.9% en términos anuales. Así mismo, la muestra mensual manufacturera publicada por el DANE para abril muestra una contracción de 14.5% en términos reales, lo que indica que en los próximos meses no se presentará una corrección en este sector.

Muestra mensual manufacturera


20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
Crec 12 meses
prom 12 meses
Abr-05
Jul-05
Oct-05
Ene-06
Abr-06
Jul-06
Oct-06
Ene-07
Abr-07
Jul-07
Oct-07
Ene-08
Abr-08
Jul-08
Oct-08
Ene-09
Abr-09

Fuente: DANE

Por su parte, el sector de la construcción, que mostraba la mayor desaceleración hasta el cuarto trimestre de 2008, presentó una corrección durante el primer trimestre de 2009 y creció a una tasa anual de 4.1%. Este comportamiento obedece al incremento de 21.2% en obras civiles, el cual puede estar asociado parcialmente con la estrategia del gobierno de impulsar la economía del país a través de un incremento en la inversión. Sin embargo, el sector de construcción de edificaciones continúa presentado una desaceleración como consecuencia del impacto negativo que ha tenido el aumento en el desempleo sobre la demanda por créditos hipotecarios y por vivienda nueva. Una evidencia de lo anterior se aprecia en el comportamiento de las licencias de vivienda, las cuales a marzo presentaban una caída de 10%.

Licencias de construcción


100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
Crecimiento anual
Promedio 12 meses
Dic-04
Mar-05
Jun-05
Sep-05
Dic-05
Mar-06
Jun-06
Sep-06
Dic-06
Mar-07
Jun-07
Sep-07
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09

Fuente: DANE

El sector que presentó el mayor ritmo de crecimiento durante el primer trimestre del año fue el de establecimientos financieros, el cual creció a una tasa anualizada de 4.7%. A pesar de la desaceleración en el comportamiento de la cartera de créditos (como se analizará más adelante), en la medida en que la cartera continúe creciendo a tasas positiva, y que se sigan generando ingresos por el negocio de tesorería, el comportamiento de esta rama de la actividad económica continuará siendo positivo.

FILE No. 823437

Inflación y tasas de interés

Durante 2007 y 2008 el incremento en la demanda interna, sumado a las restricciones de oferta que se presentaron en algunos alimentos generó presiones inflacionarias. Lo anterior llevó a que durante estos dos años la variación anual del Índice de Precios al Consumidor fuera superior a la meta establecida por el Banco de la República.



Inflación total y sin alimentos
12%
10%
8%
6%
4%
2%
0%
Total
Sin alimentos
Apr-00
Nov-00
Jun-01
Jan-02
Aug-02
Mar-03
Oct-03
May-04
Dec-04
Jul-05
Feb-06
Sep-06
Apr-07
Nov-07
Jun-08
Jan-09

Fuente: DANE

Sin embargo, la desaceleración de la demanda interna, y en especial las condiciones favorables para las cosechas de los principales alimentos, ha llevado a que la inflación anual haya presentado una corrección de 3.86 puntos porcentuales durante el primer semestre del año. Sin embargo, el comportamiento de la inflación sin alimentos nos lleva a concluir que la caída en la inflación está más asociada a una corrección del choque de oferta que se presentó durante los años anteriores, que efectivamente a la desaceleración de la demanda interna.

Inflación implícita 2013



7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
07-Jul-08
28-Jul-08
18-Ago-08
08-Sep-08
29-Sep-08
20-Oct-08
10-Nov-08
01-Dic-08
22-Dic-08
12-Ene-09
02-Feb-09
23-Feb-09
16-Mar-09
06-Abr-09
27-Abr-09
18-May-09
08-Jun-09
29-Jun-09

Fuente: Banco de la República - SEN

La caída en las presiones inflacionarias y la corrección en las expectativas de inflación de mediano plazo han llevado a que el Banco de la República haya tenido el espacio para reducir la tasa de interés de intervención en 550 pbs, dejándola en 4.5% en la actualidad.

Esta reducción en la tasa de interés de intervención se ha traducido parcialmente a las tasas de interés de la economía. Mientras que algunas tasas de interés (p.e. la DTF y el IBR) se han ajustado rápidamente a las reducciones en la tasa de interés de intervención, las tasas de interés activas y de mayor plazo no han presentado el mismo nivel de ajuste.

En este sentido, en la medida en que las reducciones en la tasa de interés de intervención no se transmitan por completo a las demás tasas de interés de la economía, la recuperación en el ritmo de crecimiento no provendrá de un aumento en el consumo vía una reactivación en la demanda de crédito. Las presiones al alza que está ejerciendo el Gobierno sobre la curva de rendimientos (ante un incremento en la oferta de títulos de deuda pública), al igual que la competencia por recursos se constituyen en el principal impedimento para que las reducciones en la tasa de interés de intervención se vean reflejadas en mejores condiciones de financiación para el sector productivo.

Bajo este escenario es de esperarse que el Banco de la República empiece a utilizar herramientas diferentes a la tasa de interés de intervención para intentar reactivar la demanda interna. En este sentido, la reducción de los requerimientos de encaje al sistema financiero, o el aumento en el portafolio de TES del Banco de la República podrían constituirse en una forma de inyectar liquidez a la economía.

Sector externo y tasa de cambio

Si bien es cierto que en el corto plazo el comportamiento de la tasa de cambio ha estado influenciado por factores de mercado, tales como el nivel de aversión al riesgo de los agentes, o el diferencial de tasas de interés entre Colombia y Estados Unidos, en el mediano y largo plazo los principales determinantes del tipo de cambio están relacionados con el movimiento de divisas que se resume en la balanza de pagos.

Bajo este escenario es necesario tener en cuenta el comportamiento de las principales cuentas que componen la balanza de pagos, para de este modo estimar el impacto que puede tener la coyuntura económica actual sobre la tasa de cambio.

Balanza de pagos (USD millones)

Cuenta corriente	**-1,232**	**-976**	**256**
Bienes y servicios no factoriales	*-216*	*-359*	*-143*
Renta de factores	*-2,323*	*-1,837*	*486*
Transferencias	*1,307*	*1,220*	*-86*
Cuenta de capitales	**1,724**	**1,183**	**-541**
Flujos financieros de largo plazo	*2,750*	*3,156*	*405*
Activos	*384*	*1,168*	*784*
Pasivos	*3,134*	*4,323*	*1,189*
Otros	*0*	*0*	*0*
Flujos financieros de corto plazo	*-1,026*	*-1,973*	*-946*

FILE No. 823437

Activos	798	1,104	306
Pasivos	-228	-869	-641
Errores y omisiones	154	-196	

Fuente: Banco de la República

Al analizar el comportamiento de la Cuenta Corriente se puede apreciar que el déficit se ha reducido en 256 millones de dólares, lo cual ha estado influenciado por una caída de la salida de capitales por concepto de renta de los factores. En la medida en que la desaceleración económica ha tenido efectos negativos sobre la generación de caja de las empresas locales, los dividendos pagados por las empresas colombianas a sus filiales en el exterior se han reducido, llevando a que se presente una caída de 581 millones de dólares en los egresos relacionados con la renta de los factores.

Este efecto ha sido parcialmente compensado por un incremento de 143 millones de dólares en el déficit comercial. Este comportamiento ha estado asociado a los menores ingresos provenientes de la caída en el valor de las exportaciones (dados los menores precios de los bienes primarios). Del mismo modo, el incremento en el desempleo en países como Estados Unidos y España ha llevado a que se reduzca la entrada de remesas al país. Lo anterior se ha visto reflejado en una caída de 47 millones de dólares en esta cuenta.

Revisando el comportamiento de la cuenta de capitales, se puede apreciar que el superávit presentó una caída de 541 millones de dólares, la cual ha estado sustentada por una reducción de 346 millones de dólares en la inversión extranjera directa y de 946 millones de dólares en los flujos financieros de corto plazo.

Sector financiero

Después de crecer a tasas superiores al 20% durante 2007 y 2008, la cartera de créditos ha presentado una desaceleración importante y a mayo presentó un crecimiento anual de 12.64%. Las carteras que han presentado el mayor ritmo de desaceleración han sido la cartera de consumo y la cartera hipotecaria, las cuales pasaron de crecer a una tasa promedio de 32% y 13% respectivamente a 3.05% y 3.95% en la actualidad.

Crecimiento de cartera por modalidad


70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Crec anual
May-06
Jul-06
Sep-06
Nov-06
Ene-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Ene-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Ene-09
Mar-09
May-09
Comercial
Consumo
Microcrédito
Vivienda

Fuente: Superfinanciera

La desaceleración de la cartera de créditos, en especial de consumo e hipotecario, ha estado asociada a la caída del ingreso disponible de los hogares, derivada en parte de un aumento en el nivel de desempleo. En este sentido, la expectativa de una caída en el ingreso permanente de los hogares, ante la expectativa de pérdida del ingreso por parte de algún miembro del hogar debería conducir a que en el mediano plazo no se presente una recuperación en el consumo de los hogares vía un mayor nivel de endeudamiento.

Como consecuencia de lo anterior, las utilidades del sector financiero reflejan la desaceleración en el crecimiento de la cartera. Mientras que al cierre de 2008 las utilidades del sector financiero presentaban un crecimiento de 21.04%, en mayo esta cifra ascendió a 12.69%.

Crecimiento utilidades sistema financiero


Crec anual
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
May-06
Ago-06
Nov-06
Feb-07
May-07
Ago-07
Nov-07
Feb-08
May-08
Ago-08
Nov-08
Feb-09
May-09

Fuente:Superfinanciera

La caída en los ingresos derivados de la actividad de intermediación crediticia por parte de la banca local se ha visto parcialmente compensada por un incremento de los ingresos asociados con las actividades de tesorería. La caída de la tasa de interés de intervención, al igual que las menores expectativas inflacionarias de mediano plazo ha llevado a que se presente una valorización en los títulos de renta fija. Este comportamiento sumado a la desaceleración en la demanda de créditos por parte de los agentes se constituyó en el ambiente propicio para que las entidades financieras incrementen su exposición en títulos de deuda pública.

Participación inversiones sobre el activo total


% activo
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
May-06
Ago-06
Nov-06
Feb-07
May-07
Ago-07
Nov-07
Feb-08
May-08
Ago-08
Nov-08
Feb-09
May-09

Fuente: superfinanciera

Aún así, existen riesgos asociados al deterioro de la calidad de la cartera que puede tener efectos negativos sobre las utilidades del sector financiero. En el último año, el indicador ha presentado un incremento de 0.62 puntos porcentuales y de 1.87 puntos porcentuales en los últimos dos años. Lo anterior, ha conducido a que el gasto en provisiones haya presentado un incremento superior al 40% en el último año.

A pesar del incremento en el gasto en provisiones y el leve deterioro de la calidad de la cartera, los indicadores de solidez del sistema financiero evidencian que los bancos locales están en capacidad de afrontar mayores deterioros de la calidad de la cartera. En los últimos meses las entidades financieras han reducido su nivel de apalancamiento, lo cual está asociado principalmente a dos factores: (i) el fortalecimiento patrimonial que han venido llevando a cabo, y (ii) la desaceleración de la demanda interna que generó una caída en el ritmo de crecimiento de la cartera de crédito. El primero de estos puntos cobra especial relevancia si se tienen en cuenta los efectos negativos que pueda tener un eventual deterioro de la calidad de la cartera sobre el patrimonio de las entidades financieras. En este sentido, indicadores como el margen de solvencia evidencian que el sistema financiero local está preparado para afrontar un mayor deterioro de la calidad crediticia de sus activos.

FILE No. 823437

Indicador de solvencia establecimientos de crédito


14.50
14.00
13.50
13.00
12.50
12.00
11.50
11.00
Dic-06
Feb-07
Abr-07
Jun-07
Ago-07
Oct-07
Dic-07
Feb-08
Abr-08
Jun-08
Ago-08
Oct-08
Dic-08
Feb-09
Abr-09

Fuente: Superfinanciera

En este sentido, a pesar de la coyuntura económica actual, la solidez patrimonial presentada por las distintas entidades financieras evidencia que el sistema financiero se encuentra preparado para los efectos que pueda tener la desaceleración económica actual. Del mismo modo, la baja proporción de los derivados y divisas dentro de la rentabilidad del sistema nos lleva a concluir que una crisis del sistema financiero derivada de una caída en el valor de los activos subyacentes, como la sucedida en Estados Unidos y Europa, es poco probable a nivel local.

PRINCIPALES CIFRAS DE LA CORPORACIÓN

A cierre del primer semestre del año 2009 la Corporación presentó un total de activos de $3.974.753 millones, con un crecimiento de 15.85% frente al total de activos a diciembre de 2008 y superior en 14.58% al mismo periodo del año anterior. En el activo el rubro más importante y con mayor variación es el total de inversiones, que registraron un saldo de $3.576.402 millones, de los cuales $2.239.881 millones corresponde a inversiones de renta variable, incluyendo valorizaciones, y $1.336.521 millones a inversiones de renta fija, el total de inversiones representa el 90% del total del activo.

El total de pasivos a junio de 2009 fue de $1.826.326 millones donde los renglones más destacados son los depósitos en cdt´s y cuentas de ahorro que alcanzaron un valor de $1.165.957 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $572.539 millones. El pasivo mostró un incremento de 23.58% frente al cierre del año 2008 y de 15% frente al cierre del primer semestre del año anterior.

El patrimonio de la Corporación a 30 de junio de 2009 fue de $2.148.427 millones, superior en 13.39% al valor de cierre en junio de 2008 y un 10% mayor al valor de cierre del año 2008. Con este nivel patrimonial Corficolombiana se ubica en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia al finalizar el primer semestre de 2009 fue de 46.16%.

Pérdidas y Ganancias

La Corporación registró a cierre del primer semestre del año 2009 una utilidad neta de $138.266 millones, superior en 42.09% a la utilidad registrada en el mismo periodo del año anterior. El rubro más importante dentro del estado de resultados de la Corporación es el de los dividendos; también se destacó la gestión de la Tesorería que generó

ingresos sustanciales para la Corporación. Es relevante mencionar que los resultados de la Corporación provienen en su mayoría de los ingresos operacionales, reflejando la estabilidad y el fortalecimiento del negocio de inversiones y del negocio financiero.

FECHA	UTILIDAD NETA
Jun-06	114,547
Dic-06	558,278
Jun-07	105,263
Dic-07	100,399
Jun-08	97,312
Dic-08	127,466
Jun-09	138,266

Cifras en millones de Pesos

En el periodo enero-junio de 2009 el resultado operacional neto fue de $131.953 millones, superior en más de un 200% al valor presentado en el primer semestre del año 2008.

FECHA	RESULTADO OPRACIONAL NETO
Jun-06	107,382
Dic-06	548,275
Jun-07	76,397
Dic-07	54,429
Jun-08	61,826
Dic-08	118,459
Jun-09	131,959

Cifras en millones de Pesos

Estos resultados reflejan el esfuerzo que se ha venido realizando en las empresas que conforman el portafolio de inversiones para mantener rendimientos estables y el buen comportamiento de los ingresos generados por el área de Tesorería, superiores al año anterior en más de un 30%.

En el negocio de inversiones de capital, durante el primer semestre de 2009, se recibieron dividendos por $120.270 millones, que supera en 28.5% los dividendos recibidos en el mismo periodo del año anterior. Adicionalmente el rubro de valoración de inversiones registró un ingreso neto de $19.037millones, donde el mayor impacto lo generó en el mes de abril el cambio de bursatilidad de la acción de Gas Natural.

El área de banca de inversión participó en el resultado operacional neto del primer semestre de 2009 con ingresos por $3.129 millones.

Por su parte el negocio financiero de la Corporación, que incluye las actividades de intermediación (tesorería y banca privada), mostró un excelente comportamiento en el primer semestre del año, con un crecimiento en los ingresos de más del 30% frente al primer semestre de 2008. El negocio de tesorería, que incluye valoración de portafolio, trading y mercado de divisas, generó en el primer semestre del año ingresos brutos por $93.959 millones, superior en un 32% al valor registrado en el mismo período del año anterior. Por su parte el área de banca privada generó comisiones por $2.530 millones en el período enero-junio de 2009.

También es importante mencionar que la Corporación ha venido haciendo un esfuerzo muy importante en la disminución de los gastos administrativos, en el primer

semestre de 2009 este rubro presentó una disminución de casi 4% en términos nominales frente al mismo período del año anterior.

<u>NEGOCIO DE INVERSIONES</u>

<u>INVERSIONES DE CAPITAL</u>

Nuestra gestión en éste semestre dónde la mayoría de los indicadores económicos mostraron una tendencia a la baja, se centró en fortalecer la competitividad de la mayoría de nuestras empresas. Nuestro esfuerzo se ha centrado en aplicar políticas de mejora de eficiencia y optimización de recursos, regular producciones de acuerdo a la evolución de la demanda, reprogramar planes de ensanches y modernizaciones, así como la salida de líneas de negocios que no generan valor en las empresas.

Durante éste período las empresas del portafolio han generado buenos resultados, cumpliendo en su mayoría con su presupuesto semestral y generando utilidades para sus accionistas.

<u>Portafolio de Inversiones</u>

A Junio de 2009, el portafolio de inversiones de la Corporación tenía participaciones en 66 empresas y un Fondo de Capital Privado. Este portafolio está caracterizado por una composición sectorial diversificada, con capacidad de generación estable de dividendos y oportunidades de crecimiento y realización de valor. Su valor en libros asciende a $2.2 billones de pesos, desagregado por sectores como se muestra a continuación.

Gráfica 1. Composición Inversiones CFC


Composición Portafolio de Inversiones CFC por Sector Junio de 2009
Inmobiliario 2%
Otras 1%
Combustibles 4%
Industrial 5%
Hotelería 7%
Gas 38%
Total Jun 2009= $ 2.2 billones
Concesiones 11%
Agroindustrial 10%
Energía 11%
Financiero 11%

Fuente: CFc Inversiones

Valoración

En el primer semestre del año, el valor del portafolio creció un 6% en un período donde la economía Colombiana ha sufrido una desaceleración aproximada del 2,5% real. Las inversiones en el sector real suman $1,96 billones, correspondientes al 89% del portafolio. A su vez, las inversiones en infraestructura constituyen el 60 % del portafolio, lo que representa una inversión de $1.31 billones.

Composición del Portafolio

Situación de Control

A Junio de 2009, la Corporación tenía control sobre once compañías del sector real, entre las cuales se encuentran: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales, Pizano y Unipalma. En el sector financiero, la Corporación tiene control sobre sus cuatro filiales: Fiduciaria y Leasing CFC, Casa de Bolsa y Banco CFC Panamá.

Empresas Inscritas en Bolsa

A Junio de 2009, ocho de las compañías del sector real que conforman el portafolio se encuentran inscritas en la Bolsa de Valores de Colombia, y representan el 51% del valor en libros del portafolio. Su clasificación de acuerdo al nivel de bursatilidad se presenta en la siguiente tabla.

Tabla 1. Clasificación según Bursatilidad (Junio 2009)
Fuente: CFC Inversiones

Bursatilidad	***Nombre de la Empresa***
ALTA	*Tablemac, BVC*
MEDIA	*Promigas, Mineros, Enka*
BAJA	*Gas Natural, Banco de Occidente*
SIN	*EEB, Colombina*

Calificación

La calidad del riesgo del portafolio es alta. Cincuenta y tres de un total de sesenta y siete empresas está calificada en A. Esto corresponde al 99,3% del valor en libros. Adicionalmente, las inversiones calificadas en E tienen una provisión del 100%.

Ingresos generados por el Portafolio

El ingreso por dividendos en el primer semestre de 2009 fue de $120,3 mil millones. Es importante resaltar que los dividendos aumentaron un 28% en comparación a los dividendos recibidos en el primer semestre del año anterior, este crecimiento en parte se debe al cambio de cierre semestral a anual de Promigas.

Como se ilustra en la siguiente tabla, cuatro compañías del sector real y las filiales financieras generaron el 81% del los dividendos recibidos durante el primer semestre.

Tabla 2. Ingreso por Dividendos (I Semestre 2009)
Fuente: CFC Inversiones

Compañía	***Dividendos (Cop$ Millones)***	***Porcentaje Ingreso Total (%)***
PROMIGAS	*29,527*	*25*
PISA	*17,039*	*14*
EPIANDES	*13,215*	*11*
EEB	*11,783*	*10*
Financieras	*25,92*	*22*
Otras	*22,786*	*19*
Total	***120,27***	***100***

FILE No. 823437

Adicionalmente a los ingresos por dividendos, la Corporación realizó utilidades por $25,7 mil millones, pues en el mes de abril de 2009 la acción de Gas Natural cambió de media a baja bursatilidad.

Gestión en el primer semestre de 2009

A continuación se muestra el resumen de las principales labores de gestión realizadas entre enero y junio de 2009.

Concesiones Viales

Concesionaria Vial de los Andes S.A. en el primer semestre del año 2009 continuo en conversaciones con el Instituto Nacional de Concesiones (INCO) y con el Ministerio de Hacienda para adelantar el proceso de negociación del proyecto de la Doble Calzada Bogotá –Villavicencio teniendo en cuenta que el presupuesto de obra cuenta con la aprobación de la interventoría asignada para el proyecto. El concesionario presentó la propuesta financiera y técnica al gobierno, la cual se encuentra en estudio. Se espera que para el II semestre de 2009 se pueda llegar a un acuerdo que permita perfeccionar la ejecución del mismo. El valor del proyecto es de $1.6 billones para su ejecución desde 2010 hasta 2016.

Proyectos de Infraestructura S.A. (PISA) es la compañía que administra y opera la ruta Buga-Tuluá-La Paila la cual ha venido ejecutando la obra La Paila-La Victoria en lo corrido del año 2009. A la fecha se encuentra adelantada en un 37% y durante el año 2009 se darán al servicio las variantes de Tuluá y Bugalagrande. Esta obra promete completar una extensión de 80 Kilómetros de vía en el departamento del Valle del Cauca. Por otro lado, a principios del año 2009 PISA entregó a la Gobernación del Valle del Cauca los diseños para la construcción de la segunda calzada entre Buga y Mediacanoa, con lo cual se completaría el corredor de doble calzada Buga-Mediacanoa-Loboguerrero-Buenaventura.

Concesiones CCFC es la compañía que administra y opera la ruta vial Bogotá-Facatativá-Los Alpes y que es controlada por Proyectos de Infraestructura S.A. Mediante el Otrosí suscrito el 30 de diciembre de 2008 se pactaron obras con el INCO que se refieren principalmente a la construcción de la segunda calzada de la variante de Madrid y segunda calzada entre el final variante de Madrid y la estación de peaje El Corzo, estas fueron contratadas con la firma Aguilar Construcciones S.A. a precio global cerrado. El 16 de Marzo de 2009 se firmó el Acta de Inicio de Obras y a la fecha se tienen abiertos tres frentes de excavación, y se encuentra desarrollando actividades de cerramiento, descapote, excavación, colocación de geomalla y terraplén encapsulado con geotextil.

Gas Comprimido del Perú S.A. (GASCOP)

En abril de 2009 se constituyó en Lima, Perú la compañía con el objeto de desarrollar un proyecto piloto de distribución de gas natural en el norte del Perú. Corficolombiana participa como socio mayoritario de la compañía y esta inversión se constituye como el primer negocio directo de Corficolombiana como inversionista de capital en el país vecino. La economía peruana se ha caracterizado en los últimos años por su dinamismo y el rápido desarrollo del sector de hidrocarburos, especialmente en lo que se refiere al gas natural. Esta compañía busca aprovechar la dinámica en mercados que aún no se han desarrollado pero cuentan con un potencial importante en términos de clientes de GNV, industriales y residenciales. Al cierre del primer semestre de 2009, cuenta con un capital de USD 4.1 millones, donde Corficolombiana tiene el 80% de las acciones ordinarias, y se espera que entre a su etapa operacional durante el primer semestre de 2010.

Hoteles Estelar

La compañía ha abierto tres nuevos productos en Medellín, aumentado su oferta contribuyendo al crecimiento de la hotelería en la ciudad; los nuevos proyectos son: Estelar Blue, Estelar Milla de oro y Estelar Apartamentos donde la cadena incrementa en 360 habitaciones su oferta mediante una inversión directa de $6.266 MM equivalentes al 17% de los $37.456 MM invertidos en la construcción de los tres proyectos. Ubicados en el sector residencial del Poblado, en "La Milla de Oro", sector financiero de la ciudad, estos nuevos Hoteles fueron creados y diseñados teniendo en cuenta todas las necesidades de los visitantes tanto de turismo como de negocios, orientados a cultura de servicio diseñada para satisfacer los diferentes requerimientos. Un nuevo concepto arquitectónico, alta calidad y aprovechamiento de espacios único.

Pizano

Con la finalidad de enfrentar la debilidad de la demanda, la compañía lanzó el primer semestre de 2009 su nueva línea de negocio, "Listo para Armar de Pizano" dedicada a la fabricación de mobiliario RTA, muebles para el hogar, armarios, bibliotecas, centros de cómputo, centros de entretenimiento, un variado surtido de camas de gran calidad y resistencia, mesas de noche, tocadores y archivadores que garantizarán la posibilidad de completar ambientes homogéneos. Esta línea de muebles ya pueden ser adquiridos en varios almacenes de cadena del país.

Organización Terpel S.A.

La Corporación tiene una participación directa a través de su inversión en la Sociedad de Inversiones de Energía S.A. en la Organización Terpel. Durante el primer semestre de 2009, la Organización Terpel llevó a cabo un proceso de reorganización de sus pasivos financieros. En este proceso Corficolombiana apoyó a la administración de la compañía a través de la sindicación de $99,000 millones con la banca local, a un plazo de 5 años. Esta operación permitió que la compañía prepagara parte de sus obligaciones en dólares, reduciendo de esta manera su exposición al riesgo cambiario y mejorando su perfil de vencimientos. Adicionalmente, la Organización Terpel ha venido consolidando sus filiales en Chile y Panamá, convirtiéndose en uno de los principales jugadores del mercado de combustibles líquidos en estos países.

Banca de Inversión

En este período la actividad del área de Banca de Inversión de la Corporación se ha enfocado principalmente en las actividades de financiación, especialmente Créditos Sindicados y Mercado de Capitales. Durante la primera mitad de este año las condiciones de liquidez del mercado han cambiado de manera significativa, incrementando el apetito por activos de renta fija en el mercado de capitales y crédito bancario. Como es usual en las actividades de Banca de Inversión, este cambio en las condiciones de mercado altera a su vez el enfoque de los negocios del área. En particular el primer semestre del año ha permitido continuar la consolidación de la posición de la Corporación en el mercado local.

Si bien durante la segunda mitad del año pasado el mercado de renta fija corporativa estuvo fuertemente restringido y se concentró en papeles de corto plazo, este año se ha caracterizado por el fenómeno contrario. En este contexto la Corporación ha sido uno de los actores importantes en la estructuración y colocación de instrumentos de renta fija, acompañando a algunos de los principales emisores del mercado.

FILE No. 823437

Así mismo, durante lo corrido del año la Corporación sigue liderando la estructuración y distribución de operaciones de crédito sindicado en el mercado bancario.

De otro lado, el área de Banca de Inversión ha seguido apoyando al área de Inversiones Económicas como herramienta base en la identificación, evaluación y ejecución de diversas transacciones, las cuales se encuentran en proceso de materialización. Finalmente, esta área ha continuado desarrollando nuevas herramientas de análisis y opinión a través de informes de investigación de mercados y análisis de acciones; así como de sus foros y participación en el debate económico nacional.

NEGOCIO FINANCIERO

Tesorería

Durante el primer semestre de 2009, en particular en los primeros meses del año, los indicadores económicos presentaron un marcado deterioro a nivel global. Sin embargo a finales de este período se evidenció una recuperación de los mismos generando optimismo en los mercados financieros y una marcada valorización en activos de riesgo como las acciones, bonos emergentes y materias primas.

En el ámbito local el Banco de la República continuó con una política monetaria expansiva bajando las tasas de interés desde un 10% en diciembre de 2008 a un 4.50% en junio de 2009. La lectura adecuada de estas políticas y del comportamiento de los mercados (contra-cíclicos en la renta fija) permitió a la tesorería generar utilidades históricamente altas en el primer semestre de 2009, manteniendo la prudencia en el manejo de los riesgos.

En el primer semestre de 2009 se aprovechó la oportunidad en los mercados de renta fija dada la coyuntura de reducción de tasas en dólares y en pesos, derivada de las políticas expansionistas emprendidas por los bancos centrales con el fin de enfrentar la crisis global.

Corficolombiana se consolidó como uno de los participantes líderes en el mercado local de deuda pública con su presencia dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 10º lugar dentro del ranking general a junio de 2009, con una participación del 6.03% del mercado primario y del 10.32% del mercado secundario (SEN), a pesar de que nuestra participación en los recursos captados del público por las entidades financieras es apenas del 0.77 %.

Al cierre del primer semestre de 2009, el portafolio de inversiones de renta fija de la Corporación ascendió a $1.338.816 millones; durante este semestre se adicionaron nuevos títulos a éste portafolio, principalmente en tasa fija con el fin de obtener valorizaciones en el primer semestre del año 2010.

En el mercado de moneda extranjera, Corficolombiana mantiene una importante presencia, tanto con clientes locales como internacionales que operan en el mercado Colombiano. Al cierre de junio de 2009 el portafolio de derivados peso– dólar ascendía a USD $ 1.917 millones, aumentando el 5.58%, manteniendo su dinámica positiva. La participación de la Corporación en el mercado de derivados peso–dólar hasta el mes de mayo de 2009 fue de 5.60%.

En el mercado spot peso–dólar, la participación de la Corporación a junio de 2009 fue de 16.22%, manteniendo su liderazgo en este mercado y aprovechando las altas volatilidades en este período. Este resultado consolidó a la Corporación como la segunda institución con mayor presencia en el mercado spot en Colombia.

Respecto de las operaciones en otros mercados internacionales tales como trading en monedas G10 y latinoamericanas es importante destacar su contribución a la generación de ingresos durante este período.

En el primer semestre de 2009 Corficolombiana capitalizó oportunidades de cobertura sobre portafolios en títulos denominados en moneda extranjera, generando atractivas tasas de retorno, contribuyendo a la rentabilidad general del portafolio de inversiones de la tesorería.

Estas rentabilidades fueron el resultado de la causación de intereses, de la valorización de los bonos en moneda extrajera y del ajuste en la curva de las devaluaciones frente al nivel al cual estaban pactadas dichas coberturas. Adicionalmente, las operaciones de cobertura a través de la venta y compra de opciones peso–dólar para clientes del sector real e institucional generaron excelentes resultados durante este período.

Es importante mencionar que aún persisten bonos corporativos y soberanos con primas de riesgo elevadas, que pueden presentar correcciones importantes en sus precios en lo que resta del año y que contribuirán a los resultados del portafolio durante el segundo semestre de 2009.

Banca Privada

En el período comprendido de enero a junio de 2009 esta unidad administró recursos por valor de $720.000 millones, cifra superior en 11.1 % al valor administrado durante el segundo semestre del año anterior. Este buen comportamiento estuvo impulsado por los crecimientos de los certificados de depósito de la Corporación y por los recursos administrados en carteras colectivas para nuestra filial Fiduciaria Corficolombiana.

El trabajo de vinculación de nuevos clientes, permitió que los depósitos captados para la Corporación a través de certificados de depósito a término presentaran un crecimiento semestral del 17%, con un saldo al cierre de junio 30 de $326.188 millones. Igualmente y de manera consecuente con la disminución de tasas en el mercado, al cierre de junio el costo promedio de captación fue de 7.64%, lo que representa una disminución de 129 puntos básicos frente al mes diciembre de 2008, 21 puntos básicos más que la disminución presentada por la tasa de referencia DTF promedio móvil 180 días.

El volumen de depósitos conseguido para nuestro filial Leasing Corficolombiana ascendió a $217.000 millones, donde la principal tarea fue la reducción en el costo de captación, que le permitió a la compañía ocupar los primeros lugares en costo de los recursos dentro de las compañías especializadas del sector.

Excelente dinamismo tuvieron los recursos canalizados hacia carteras colectivas administradas por nuestra filial Fiduciaria Corficolombiana, su crecimiento semestral fue del 46.3%, con un saldo promedio final en el mes de junio de $121.800 millones, las buenas rentabilidades ofrecidas por estas carteras fueron el pilar para alcanzar el crecimiento mencionado.

El desarrollo de nuevos productos y la consolidación de estrategias con nuestra filial Casa de Bolsa, permitieron generar para la misma, comisiones por valor de $836 millones, cifra superior en 38.4% al valor de las comisiones registradas en el segundo semestre de 2008 y un 80% más que las generadas en el primer semestre del año anterior. Contribuyeron con este resultado la buena gestión en los productos de

administración de portafolios de terceros y las operaciones simultáneas, así como el buen comportamiento del precio de las acciones, que recuperaron la caída registrada en el segundo semestre de 2008.

Los cambios de procesos operacionales implementados a finales del año anterior en la ciudad de Bogotá han sido muy bien acogidos por los clientes y han permitido una mayor acción de nuestros asesores comerciales con el grupo de inversionistas a su cargo.

Esta estructura comercial se implementó durante el primer semestre en las regionales de Cali, Medellín y Barranquilla, mostrando también muy buena acogida. Para el segundo semestre del año queda pendiente la realización de los cambios de operación en la ciudad de Bucaramanga, que se estima ejecutar en el mes de septiembre próximo.

ACTIVIDAD COMERCIAL MERCADEO

Canales Electrónicos

Durante el primer semestre de este año se culmino la funcionalidad de los portales de internet con tecnología WEB 2.0 y actualmente se está terminando el proceso de rediseño de imagen y navegación, para ser puesto en producción a finales del segundo semestre de 2009. En cuanto al portal Móvil "Monitormovil" se ha desarrollado una estrategia a ampliar la base de usuarios. A la fecha ingresan al portal Móvil 1,500 usuarios diarios y se espera supera los 3,000 al finalizar el año.

Se inicio el proyecto de internet transaccional con la participación de ATH y se tiene presupuestado culminar las fases de CDT´s, Carteras Colectivas durante el segundo semestre.

Productos

En la Fiduciaria Corficolombiana se desarrollaron las carteras colectivas Confianza Plus y Divisas Plus, ampliando la oferta de valor de la Compañía.

Para nuestra filial Leasing Corficolombiana, se lanzó el producto de Leasing de Obra y Leasing Operativo (Tecnoleasing) conforme la estrategia de la Compañía.

Mercadeo Relacional

En el mes de abril se dio inicio al proyecto de CRM bajo la tecnología de People Soft – Oracle y con el apoyo de Grupo Aval, este proyecto se tiene presupuestado poner en marcha a finales del mes noviembre

Publicidad y Comunicaciones

Se diseño y desarrollo un Plan Táctico con el objetivo de posicionar a Corficolombiana dentro de la opinión pública en general y en los segmentos empresariales y corporativos, como sólido inversionista estratégico, enfocado en la generación y estructuración de oportunidades de inversión, a través de la presencia constante en medios de comunicación y en la participación en eventos especializados.

Investigación de Mercados

Actualmente se están desarrollando tres proyectos de investigación de mercados en Leasing, Banca Privada y Fiduciaria; con el fin de lograr un mayor conocimiento de nuestros clientes, del mercado y de nuestra calidad de servicio.

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el primer semestre de 2009 fueron destacables alcanzando un retorno patrimonial para sus accionistas del 44.32%. La utilidad neta para el ejercicio fue de $9.270 millones frente a $4.617 del segundo semestre del 2008, lo cual muestra un importante crecimiento del 100.77%. Los ingresos por comisiones y honorarios en el primer semestre de 2009 arrojaron un valor de $16.200 millones, con una variación de 48.88% frente a los ingresos del segundo semestre del año 2008, asociados al excelente comportamiento que han registrado las carteras colectivas administradas por la entidad.

El valor de activos administrados de $5.5 billones al cierre del primer semestre de 2009 sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del primer semestre del 2009 se situó en $41.832 millones mostrando un crecimiento del 22.72% frente al segundo semestre de 2008 cuando el patrimonio alcanzó un valor de $32.326 millones. El pasivo total ascendió a $9.804 millones y el activo a $51.636 millones, cifra que incluye $42.024 millones del portafolio propio de la Fiduciaria.

Durante el 2009 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión con el lanzamiento de Fondos de Capital Privado en unión con Corficolombiana y carteras colectivas en pensiones y moneda extranjera.

Leasing Corficolombiana

Dado el redireccionamiento de la compañía hacia el mercado Pyme, y los cambios en la estructura de las áreas comercial, de riesgo y de cartera, que esto implicó, la compañía registró a junio del 2009 una disminución del 3.64% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $479.103 millones en diciembre de 2008 a $461.650 millones al cierre de junio de 2009.

No obstante lo anterior, las utilidades en el primer semestre del año alcanzaron un valor de $6.850 millones, lo que representa un aumento del 33.84% frente al resultado obtenido al finalizar el segundo semestre del año 2008, que fue de $5.118 millones.

Al cierre de junio de 2009 el indicador de cartera vencida se ubica en 6.49% presentando una disminución frente al indicador de cartera vencida de 7.02% obtenido en diciembre de 2008. Esto se debe principalmente al proceso que se adelanta en materia de gestión de cobranza como estrategia de normalización de la cartera. El gasto total por provisiones de cartera y contratos leasing fue $9.050 millones a Junio de 2009, disminuyendo un 13.05% frente al gasto de provisiones registrado a diciembre de 2008.

En la asamblea de febrero de 2009 se aprobó la capitalización de la compañía por $4.606 millones mediante la distribución de dividendos en acciones sobre las utilidades

FILE No. 823437

del segundo semestre del año 2008, atendiendo el requerimiento de la Superintendencia Financiera de Colombia de capitalizar el 90% de las utilidades obtenidas al cierre del semestre anterior. A junio 30 el patrimonio registró un valor de $68.402 millones, lo que representa un incremento del 9.69% con respecto a diciembre de 2008 y de 10% comparado con el cierre de junio del año anterior. La rentabilidad patrimonial en el primer semestre fue de 21.97%, superior a la obtenida a diciembre de 2008 que fue de 19.32%. El indicador de solvencia cerró en 14.80%.

Casa de Bolsa

En el primer semestre de 2009 Casa de Bolsa presentó un comportamiento de evolución constante respecto del segundo semestre de 2008. Los cambios estratégicos y estructurales que se llevaron a cabo, más el aceptable resultado de las operaciones realizadas tanto de posición propia como por cuenta de terceros, permitieron que la entidad terminara en un escenario de equilibrio operativo.

Para el primer semestre de 2009 la utilidad neta fue de $706 millones, que comparada con la utilidad generada al corte de diciembre de 2008 por $ 7.408.8 millones presenta una disminución que está justificada como consecuencia de una decisión avalada por la casa matriz - en línea con el redireccionamiento estratégico de Casa de Bolsa-, se vendió la posición de acciones que de manera voluntaria se tenía en la Bolsa de Valores de Colombia, lo cual implicó una utilidad extraordinaria de $8.380 millones en el mes de Diciembre de 2008.

Al cierre de diciembre de 2009 el patrimonio de los accionistas presentó una disminución del 28% básicamente por la distribución de dividendos en efectivo, comparado con el patrimonio del segundo semestre de $16.221,2 millones.

Banco Corficolombiana (Panamá)

Al cierre de junio de 2009 el Banco Corficolombiana (Panamá) registró un total de activos de USD $31.876.314, donde el rubro más importante fue el de las inversiones las cuales representaron el 92.45% del total de activos. A Junio de 2009 el saldo de los pasivos fue de USD $26.063.469, los depósitos del público representaban el 98.83% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD $5.812.846 al cierre de junio 2009. Por último, las utilidades generadas por la entidad a junio 2009 alcanzaron los USD98.354.17; el ingreso más importante corresponde a los intereses generados por las inversiones de renta fija.

Consecuencia de la puesta en marcha de algunas medidas a nivel de la tesorería del Banco el portafolio de inversiones registró una importante recuperación con respecto a lo arrojado a finales del año 2.008. A junio del 2.009 se iniciaron cambios de tipo estratégico en la estructura funcional del Banco con el propósito de lograr sinergias corporativas con la matriz y las filiales que generen valor agregado a la operación.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija, divisas y derivados.

La Corporación tiene un módulo de cupos, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Durante el primer semestre del año 2009, la gestión del riesgo de liquidez se fundamentó en el cumplimiento de la Circular Externa 016 de 2008, la cual modifica el capítulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). A partir de enero de 2009 se ha reportado el Indicador de Riesgo de Liquidez (IRL) a la Superintendencia Financiera, mostrando que la Corporación tiene activos líquidos ajustados por liquidez de mercado, riesgo cambiario y encaje requerido (ALM) para respaldar ampliamente sus requerimientos de liquidez.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

FILE No. 823437

Riesgo Operacional

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2009 fueron:

- *Se viene trabajando en metodología experimental de indicadores de riesgo operacional la cual cumple su primer año en el mes de Julio de 2009. Luego de ello se hará retroalimentación con las áreas sobre el resultado de esta medición con el propósito de evaluar los resultados y generar planes de mejora.*

- *Se actualizaron los mapas de riesgo operacional con base en los eventos ciertos de riesgo operacional.*

- *Fortaleciendo la cultura de riesgo operacional de la Compañía, se viene adelantando plan de capacitación institucional, la cual abarca a todos los funcionarios. El avance a corte junio 30 de 2009 es del 93%.*

- *En el mes de Abril se presentó informe de SARO a la Junta Directiva.*

- *Con relación a la base de datos de riesgo operacional, a Junio 30 la base de datos contaba con 290 registros con la siguiente distribución:*

Tipo de evento	***# de registros***
Fallas en los procesos	*172*
Fallos en los sistemas	*64*
Prácticas de negocio	*39*
Otros	*15*

Proceso	***# de registros***
Misional	*212*
Apoyo	*62*
Estratégico	*16*

Tipo de pérdida	***# de registros***
Tipo B (Sin impacto en PyG)	*248*
Tipo A (Con impacto en PyG)	*28*
Tipo C (cuasipérdida)	*14*

Los 28 eventos registrados tipo A, suman $98.6 millones.

- *Con relación al Plan de Continuidad de Negocio, durante el segundo semestre del año 2009 se ajustará teniendo en cuenta los cambios que la entidad viene consolidando como son: traslado de la tesorería a Bogotá, el traslado de los aplicativos de producción al servidor de Bogotá y el cierre de las Oficinas de Captación de Cali (Chipichape y Unicentro) y Bogotá (Nogal).*

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada como instrumento para el lavado de activos y/o la financiación del terrorismo.

En virtud de lo anterior, y consciente de su compromiso para luchar contra las organizaciones criminales, en cumplimiento de las normas emitidas en tal sentido por la Superintendencia Financiera de Colombia la Corporación cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado principalmente por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades, el cual está contenido en el Manual de SARLAFT aprobado por la Junta Directiva.

Durante el primer semestre de 2009, se depuró la lista de los riesgos identificados; así mismo se realizó la evaluación de los riesgos y los controles y se monitorearon los resultados. En el proceso se observó que la Corporación no está expuesta a niveles superiores de riesgos asociados al lavado de activos y la financiación del terrorismo.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 30 de junio de 2009, Corficolombiana contaba con una planta de 296 funcionarios, manteniéndose en general la planta con la que se inició el año.

Durante el primer semestre del 2009, la Corporación continuó con el proceso de ajuste en su estructura organizacional, física y tecnológica; motivados principalmente por la movilización hacia Bogotá, de las áreas con funciones de Dirección General que estaban ubicados en la ciudad de Cali, entre otras, Tesorería, Sistemas y Operaciones, Oficial de Cumplimiento. Se dio inicio al proceso de traslado de funcionarios y se vienen realizando las adecuaciones y modificaciones de procedimientos necesarios para llevar a cabo esta labor, que se estará normalizando a fines del mes de agosto y con esto terminar el proceso de centralización.

Continuando con el desarrollo de la nueva estrategia comercial de la Banca Privada, se hicieron las modificaciones en la estructura de las oficinas, tanto funcional como de infraestructura, en las regionales de Cali, Medellín y Barranquilla, quedando pendiente en última instancia para el segundo semestre, las implementaciones en la ciudad de Bucaramanga.

Se sigue en el proceso de racionalización del gasto; al cierre del primer semestre se observa una disminución del 3.88% versus el ejecutado para el mismo periodo el año anterior; y un ejecutado de 98.65% sobre el presupuesto para este año.

FILE No. 823437

AVANCES TECNOLÓGICOS

En el transcurso del primer semestre del año 2009 se llevaron a cabo proyectos tendientes a garantizar el soporte de la operación de la Corporación de forma eficiente y segura, a continuación se presenta un resumen de los proyectos más relevantes:

- *Se llevaron a cabo los movimientos de servidores y adecuaciones a la infraestructura necesarios para que el centro de cómputo de Bogotá oficie como centro de cómputo principal o de producción y el centro de cómputo de Cali oficie como centro de cómputo de contingencia.*
- *Se inició el proyecto de implementación del nuevo portal transaccional de internet de la Corporación y sus filiales financieras.*
- *Actualización de la plataforma de Base de Datos que soporta la operación de la tesorería de la Corporación.*
- *Actualización de la versión de producto de la solución que soporta la operación de la tesorería (Porfin).*
- *Se inició el proyecto de implementación de la solución de CRM PeopleSoft en lo que respecta a los módulos de cliente único y ventas.*
- *Implementación de los nuevos requerimientos de norma para el proceso de generación de información para la UIAF.*
- *En el marco del sistema de administración de riesgo operacional (SARO) se implementó la gestión y análisis de los indicadores de riesgo reportados por las diferentes áreas de la Corporación.*

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

CENTRALIZACIÓN DE AREAS EN BOGOTA

Con el fin de centralizar los procesos y concentrar todas las áreas de la Corporación Financiera Colombiana S.A. en un mismo lugar, se inició el proceso de traslado de la mesa de dinero y el backoffice de tesorería de Cali a Bogotá, proceso que se realizará en los meses de agosto y septiembre de 2009, permitiendo así la optimización de procesos y la sinergia entre las unidades de negocio de la Corporación.

INFORME CUMPLIMIENTO CIRCULAR 052

En cumplimiento de lo establecido por la Circular Externa 052 de 2007 de la Superintendencia Financiera, "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios", la Corporación Financiera Colombiana S.A. ha establecido los procedimientos necesarios para su cumplimiento, es así como se finalizo la fase II en el mes de Marzo de 2009 y se inicio la implementación de la fase III en el mes de abril de 2009, el 30 de junio de 2009 se remitió el informe de avance respectivo a la Superfinanciera.

COMITÉ DE AUDITORIA

El Comité de Auditoría como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación, efectuó reunión el día 28 de febrero y 27 de mayo de 2009, donde se analizó entre otros

temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

a) *Estados financieros con corte a diciembre 31 de 2008 y abril 30 de 2009.*
b) *La cartera con corte a diciembre 31 de 2008 y abril 30 de 2009.*
c) *El Comité supervisó la implementación y cumplimiento de la norma relacionada con el Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARLAFT, velando por la existencia de los controles necesarios para prevenir que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.*
   En el Comité se presentaron las actividades adelantadas por la Unidad de Cumplimiento.
d) *Supervisión de las funciones y actividades de Contraloría en aspectos tales como:*
   - *Informes emitidos por la Contraloría a las diferentes áreas, productos y filiales de la Corporación del sector financiero y sector real.*
   - *Seguimientos efectuados por auditoría con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.*
   - *Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.*
e) *Revisión de los oficios relevantes recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas por parte de la administración.*
f) *Revisión de los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas por parte de la administración.*
g) *En los comités del 28 de febrero y 27 de mayo de 2009, el Presidente de la Corporación Dr. José Elías Melo Acosta, presentó informe al Comité de Auditoría con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.*
h) *Presentación de las actas de reuniones del Comité ALCO del período comprendido de noviembre 1 de 2008 a abril 6 de 2009*
i) *Analizó y revisó el cronograma y las actividades a realizar para el cumplimiento de la circular 014 expedida en mayo 19 de 2009, por la Superintendencia Financiera de Colombia, sobre las Instrucciones relativas a la revisión y adecuación del Sistema de Control interno (SCI)*

Como resultado se observa:

- *Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.*
- *Actividades de Auditoría Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control interno de la Corporación.*
- *Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoría Interna y Auditoría de Sistemas.*
- *Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.*
- *Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.*

- *Documentación sobre las actividades, evaluaciones y recomendaciones del Comité.*

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implementado el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

La Corporación cuenta dentro de su estructura organizacional con una Unidad dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el primer semestre del 2009 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención a través de los informes presentados por el Oficial de Cumplimiento y la Revisoría Fiscal.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero UIAF. Así mismo se atendieron los requerimientos de información presentados a la entidad por autoridades competentes.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del primes semestre del año 2009 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

1. Protección de la información y de los datos

Congreso de la República. Ley 1273 de 2009 "por medio de la cual se modifica el Código Penal, se crea un nuevo bien jurídico tutelado denominado "de la protección de la información y de los datos" y se preservan integralmente los sistemas que utilicen las tecnologías de la información y las comunicaciones, entre otras disposiciones".

Esta Ley establece las penas para los casos de acceso abusivo a un sistema informático, violación de datos personales, suplantación de sitios web para capturar datos

personales, hurto por medios informáticos y semejantes, así como para la transferencia no consentida de activos, constituyéndose en una herramienta eficaz para enfrentar las conductas que atentan contra la confidencialidad, la integridad y la disponibilidad de los datos y de los sistemas informáticos.

De esta manera, Colombia se adecua a la legislación expedida por otros países sobre cibercriminalidad.

2. Principios y normas de contabilidad e información financiera*

Congreso de la República. Ley 1314 de 2009 "por la cual se regulan los principios y normas de contabilidad e información financiera y de aseguramiento de información aceptados en Colombia, se señalan las autoridades competentes, el procedimiento para su expedición y se determinan las entidades responsables de vigilar su cumplimiento".

Bajo la dirección del Presidente de la República, la Ley faculta a los Ministerios de Hacienda y Crédito Público y de Comercio, Industria y Turismo, para establecer los principios, normas, interpretaciones y guías de contabilidad e información financiera y de aseguramiento de información, con fundamento en las propuestas que deberá presentarles el Consejo Técnico de la Contaduría Pública y de acuerdo con los criterios establecidos en la Ley.

Con esta disposición se busca conformar un sistema único y homogéneo de alta calidad, comprensible y útil para la toma de decisiones económicas por parte de los interesados, al igual que la convergencia de las normas nacionales con estándares internacionales de aceptación mundial, con las mejores prácticas y con la rápida evolución de los negocios.

Las normas expedidas en desarrollo de esta Ley entrarán en vigencia el 1° de enero del segundo año gravable siguiente al de su promulgación, a menos que en virtud de su complejidad, se considere necesario establecer un plazo diferente.

3. Reforma Financiera*

Congreso de la República. Ley 1328 de 2009, "por el cual se dictan normas en materia financiera, de seguros, del mercado de valores y otras disposiciones".

Entre otros aspectos, desarrolla el régimen de protección del consumidor financiero, que incluye la obligación de las entidades vigiladas de implementar el Sistema de Atención al Consumidor Financiero (SAC); amplia los instrumentos de intervención en las actividades financiera y aseguradora; instituye el esquema de los Multifondos, para permitir un avance no sólo en la estructura de portafolios sobre la base de los perfiles de riesgo y la edad de los ahorradores sino en la dinámica del mercado de capitales, al poder los fondos de pensiones participar en más sectores de la economía; modifica la estructura del sistema financiero; crea un sistema de ahorro voluntario para la vejez, conocido como Beneficios Económicos Periódicos.

En particular, en relación con las corporaciones financieras, deroga el artículo 12 de la Ley 510 de 1999 que establecía límites a las inversiones de capital de las mismas.

---

* Aunque esta ley fue sancionada con posterioridad a la fecha de cierre del ejercicio, se incluye en el informe por la trascendencia que tiene.

* Aunque esta ley fue sancionada con posterioridad a la fecha de cierre del ejercicio, se incluye en el informe por la trascendencia que tiene.

4. Organismos de Autorregulación

Ministerio de Hacienda y Crédito Público. Decreto 039 de 2009, "por el cual se modifica el Decreto 1565 de 2006"

Autoriza a los organismos de autorregulación para ejercer funciones de autorregulación voluntaria y les permite consolidar, recopilar y difundir la información del mercado de valores obtenida de los sistemas de negociación de valores, de registro de operaciones sobre valores y de intermediarios de valores, de conformidad con las instrucciones que dicte la Superintendencia Financiera.

De igual manera, faculta a los organismos de autorregulación para expedir cartas circulares mediante las cuales instruya a las personas y entidades sujetas a su competencia, sobre la forma como deben aplicar los reglamentos de autorregulación y sobre el alcance de los deberes y normas de conducta aplicables a las actividades que sean objeto de autorregulación.

5. Sociedades Administradoras de Sistemas de Negociación de Valores y de Registro de Operaciones sobre Valores.

Ministerio de Hacienda y Crédito Público. Decreto 450 de 2009, "por el cual se modifica el parágrafo del artículo 4.1.2.2. de la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores"

Conforme a esta disposición legal, nadie podrá ser beneficiario real de un número de acciones que represente más del treinta por ciento (30%) del capital social de las sociedades cuyo objeto social exclusivo es la administración de sistemas de negociación de valores o de sistemas de registro de operaciones sobre valores. No obstante lo anterior, entre otros, las bolsas de valores, las bolsas de futuros y opciones, los depósitos centralizados de valores, los organismos de autorregulación y las sociedades extranjeras cuyo objeto sea desarrollar la administración de bolsas de valores, podrán tener la calidad de beneficiario real de un número de acciones equivalente al cien por ciento (100%) del capital social de tales sociedades.

6. Reglamentación de la Ley 1116 de 2006

Ministerio de Comercio, Industria y Turismo. Decreto 1038 de 2009, "por el cual se reglamentan los artículos 2, 12, 17, 34, 55, 67, 74,75, 76 y 78 de la Ley 1116 de 2006"

En este decreto se establece el régimen de insolvencia de los patrimonios autónomos afectos a actividades empresariales, así como la exclusión de la masa de liquidación de los bienes que para obtener financiación el deudor hubiere transferido a título de fiducia mercantil con fines de garantía, siempre y cuando el respectivo contrato se encuentre inscrito en el registro mercantil de la Cámara de Comercio del domicilio del fiduciante o en el registro que, de acuerdo con la clase de acto o con la naturaleza de los bienes, exija la ley.

7. Títulos valores con espacios en blanco

Ministerio de Hacienda y Crédito Público. Decreto 1713 del 14 de mayo de 2009, "por el cual se dictan disposiciones relacionadas con las operaciones realizadas por las entidades sometidas a inspección y vigilancia de la Superintendencia Financiera de Colombia con títulos valores con espacios en blanco."

Los títulos con espacios en blanco de que trata el artículo 622 del Código de Comercio, suscritos con ocasión de la celebración de operaciones activas por parte de las entidades vigiladas por la Superintendencia Financiera de Colombia, se considerarán títulos valores para todos los efectos, si cumplen los requisitos previstos en el Código de Comercio.

El importe de estos títulos pueda ser establecido por las entidades, teniendo en cuenta el saldo de la obligación al momento de la transferencia, según sus libros y registros contables. Dicho valor debe ser certificado por el revisor fiscal de la respectiva entidad financiera.

8. Reglamentación Ley del Hábeas Data

Ministerio de Hacienda y Crédito Público. Decreto 1727 de mayo 15 de 2009, "por el cual se determina la forma en la cual los operadores de los bancos de datos de información financiera, crediticia, comercial, de servicios y la proveniente de terceros países, deben presentar la información de los titulares de la información."

El Gobierno Nacional, para los efectos de lo consagrado en el artículo 14 de la Ley 1266 de 2008, determina la forma en la cual los operadores de los bancos de datos de información financiera, crediticia, comercial, de servicios y la proveniente de terceros países, deben presentar la información de los titulares de la información, según el sector al cual pertenezca la fuente de información.

Lo anterior, en el entendido que la información deberá atender las características y particularidades de cada contrato celebrado.

9. Conflictos de interés

Ministerio de Comercio, Industria y Turismo. Decreto 1925 de mayo 28 de 2009, "por medio del cual se reglamenta parcialmente el artículo 23 de la Ley 222 de 1995, y demás normas concordantes, en lo relativo a conflicto de interés y competencia con la sociedad por parte de los administradores de la sociedad".

El administrador que incurra, por sí o por interpuesta persona, en conductas que impliquen conflicto de interés o competencia con la sociedad en violación de la ley y sin la debida autorización de la Asamblea General de Accionistas o Junta de Socios, responderá solidaria e ilimitadamente de los perjuicios que por dolo o culpa ocasione a los asociados, a la sociedad o a terceros perjudicados.

Igual responsabilidad les cabe a los socios que autoricen expresamente la realización de un acto que perjudique los intereses de la sociedad, de los asociados o de terceros, salvo que dicha autorización se haya obtenido de manera engañosa, caso en el cual el administrador deberá responder por los daños.

El juez competente para conocer de los actos de los administradores contrarios a los deberes establecidos en el artículo 23 de la Ley 222 de 1995, además de poder declarar la nulidad de los actos de que se trate con las consecuencias que ello conlleva, podrá sancionar a los administradores con multas y/o con la inhabilidad para ejercer el comercio, sin perjuicio de la responsabilidad penal que dicha conducta pudiese generar.

10. Sistema de Control Interno (CSI)

Superintendencia Financiera de Colombia. Circular Externa 014 de 2009. Instrucciones relativas a la revisión y adecuación del Sistema de Control Interno (CSI)."

El ente de control dispone que las entidades supervisadas estructuren, implementen y mantengan un Sistema de Control Interno (en adelante SCI) o lo adecuen, según el caso, a los lineamientos establecidos en la Circular, de tal manera que dicho sistema contribuya al logro de sus objetivos y fortalezca la apropiada administración de los riesgos a los cuales se ven expuestas en el desarrollo de su actividad, realizándolas en condiciones de seguridad, transparencia y eficiencia. La implementación se debe realizar teniendo en cuenta el tamaño de la organización, la naturaleza de las actividades, la complejidad de las operaciones y la relación costo/beneficio.

La Circular fija el ámbito de su aplicación, sus objetivos principales y los elementos que deberán contener los sistemas de control interno de cada entidad, así como los procedimientos a seguir para la debida gestión de riesgos.

De igual manera, determina los órganos internos responsables de verificar la implementación del sistema de control interno de la respectiva entidad y su cumplimiento, así como los mecanismos y procesos de seguimiento para supervisar y verificar que las acciones de éstos órganos se cumplan.

11. Agencia Numeradora Nacional

Superintendencia Financiera de Colombia. Circular Externa 015 de 2009 (Junio 03), por la cual se realiza la "Modificación a los numerales 1 y 4, y derogatoria del numeral 8, todos de la Circular Externa 064 de 2008."

Se amplía el cronograma de actividades para las etapas de alistamiento y entrada en operación de la Agencia Numeradora Nacional, hasta el 23 de marzo de 2010. Para esa misma fecha se prescribe que debe haberse cumplido el alistamiento total del Depósito Central de Valores – DCV administrado por el Banco de la República.

12. Regulación sobre divisas

Banco de la República. Resolución Externa J.D. No. 4 del 30 de abril de 2009, "por la cual se expiden regulaciones en materia cambiaria".

Se establece el régimen normativo aplicable a los sistemas de negociación de operaciones sobre divisas, los sistemas de registro de operaciones sobre divisas, los requisitos para que las entidades autorizadas desarrollen la administración de los sistemas y las condiciones para que los agentes autorizados participen en dichos sistemas o en el mercado mostrador. Así mismo, se dictan normas relacionadas con la liquidación y compensación de divisas y la autorregulación en el mercado de divisas.

13. Inconstitucionalidad artículo 70 de la Ley 510 de 1999

Corte Constitucional Sentencia C-133 del 25 de febrero de 2009. Expediente D-7385.

La Corte Constitucional declaró inexequible el artículo 70 de la Ley 510 d 1999 que permitía la readquisición de las acciones inscritas en el Registro Nacional de Valores y en la Bolsa de Valores por parte de la sociedad emisora, cuando el poseedor de las mismas

no había ejercido ningún derecho durante los últimos 20 años, previa aprobación de la asamblea de accionistas y consignación del precio correspondiente, por considerar que la norma vulneraba el derecho de propiedad privada y el derecho de defensa, ambos de origen constitucional.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

JOSE ELÍAS MELO ACOSTA
Presidente"

Se dejó constancia que los miembros de la Junta Directiva decidieron acoger en todas sus partes el informe presentado por el Presidente, para su presentación conjunta ante la Asamblea General de Accionistas, en la sesión celebrada el 29 de julio de 2009, Acta 1649.

Adicionalmente, en cumplimiento de lo ordenado en el numeral 3º. del artículo 446 del Código de Comercio, se mencionaron a los accionistas las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio enero - junio de 2009 y cuyo detalle aparece en la Nota #20 de los estados financieros.

Así mismo, se informó a la Asamblea que durante el ejercicio terminado el 30 de junio de 2009 se realizaron las siguientes erogaciones:

EROGACIONES	Monto en miles de pesos
POR SALARIOS A DIRECTIVOS	$ 1.329.293.46
POR BONIFICACIONES A DIRECTIVOS	$ 283.000.00
POR CONCEPTO DE HONORARIOS JUNTA DIRECTIVA	$ 119.520.00
POR CONCEPTO DE HONORARIOS A ASESORES INDEPENDIENTES	$ 1.215.739.54
POR CONCEPTO DE GASTOS DE VIAJE	$ 135.932.06
POR DONACIONES REALIZADAS	$ 0,00
POR CONCEPTO DE PUBLICIDAD Y PROPAGANDA	$ 698.713.61
POR RELACIONES PÚBLICAS	$ 69.425.95
POR TRANSPORTES	$ 530.484.74
DINERO Y BIENES POSEIDOS EN EL EXTERIOR	USD $ 57.970.419
	$124.358.723.23
OBLIGACIONES EN MONEDA EXTRANJERA	USD $ 20.994.781
	$47.094.045.06

FILE No. 823437

En cuanto a la composición del capital se suministró la siguiente información:

CAPITAL	No. DE ACCIONES	VALOR EN PESOS
AUTORIZADO	181.500.000	$ 1.815.000.000
CAPITAL SUSCRITO Y PAGADO	171.315.953	$1.713.159.530
CAPITAL POR SUSCRIBIR	10.184.047	$101.840.470

6. ESTADOS FINANCIEROS INDIVIDUALES Y CONSOLIDADOS CON CORTE A 30 DE JUNIO DE 2009

El Presidente de la Asamblea solicitó al Vicepresidente Ejecutivo dar lectura a los estados financieros básicos y los estados financieros consolidados, junto con sus notas y demás anexos, correspondientes al ejercicio comprendido entre el 1 de enero y el 30 de junio de 2009, documentos que fueron entregados a todos los accionistas asistentes y estuvieron a su disposición en las oficinas de la administración de la Corporación Financiera Colombiana S.A. con antelación de 15 días hábiles a la fecha de la presente sesión para que los accionistas ejercieran el derecho de inspección de que trata el Artículo 447 del Código de Comercio.

La Asamblea General de Accionistas, teniendo en cuenta las circunstancias antes expuestas y la presentación que en desarrollo del punto anterior hizo el Presidente de la Corporación de las principales cifras a junio de 2009, decidió, por unanimidad, obviar la lectura de los estados financieros individuales y consolidados. Tales estados, junto con las notas que forman parte integral de los mismos, constituyen un anexo de la presente acta para todos los fines a que haya lugar.

A continuación se transcriben los Balances General Comparativo y Consolidado y el Estado de Pérdidas y Ganancias correspondiente al ejercicio comprendido entre el 1 de enero de 2009 y el 30 de junio de 2009:

CORPORACION FINANCIERA COLOMBIANA S. A.

BALANCES GENERALES AL 30 DE JUNIO DE 2009 Y 31 DE DICIEMBRE DE 2008
(Expresado en millones de pesos colombianos)

ACTIVO	A 30 de junio de 2009		A 31 de diciembre de 2008	
DISPONIBLE (Notas 3 y 20)		$ 165.183,0		$ 86.339,7
POSICIONES ACTIVAS EN OPERACIONES DE MERCADO (Nota 4)		15.915,0		85.428,8
INVERSIONES (Notas 5 y 20)		3.099.141,5		2.706.712,7
Negociables Títulos de Deuda	276.039,9		235.550,8	
Negociables Títulos Participativos	43.657,9		68.826,9	
Para Mantener Hasta el Vencimiento	501,0		0,9	
Disponibles Para la Venta en Títulos de Deuda	593.854,5		459.804,4	
Disponibles Para la Venta en Títulos Participativos	1.727.773,0		1.587.566,3	
Derechos de Recompra de Inversiones	468.421,1		363.856,4	
Menos: Provisión	(11.105,9)		(8.893,0)	
ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS (Nota 6)		79.127,7		(16.394,3)
Derivados	79.127,7		(16.394,3)	
Derechos	4.965.518,9		4.745.127,1	
Obligaciones	(4.886.391,2)		(4.761.521,4)	
CUENTAS POR COBRAR (Notas 7 y 20)		56.535,6		30.404,0
Intereses	160,0		220,6	
Comisiones y Honorarios	2.387,7		2.347,2	
Pago por Cuenta de Clientes Comerciales	0,7		0,7	
Otras	57.393,9		29.807,6	
Menos: Provisión	(3.406,7)		(1.972,1)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO (Nota 8)		6.007,0		5.454,7
Bienes Recibidos en Pago Diferentes a Vivienda	25.724,0		25.133,4	
Bienes no utilizados en el Objeto Social	585,9		585,9	
Menos: Provisión	(20.302,9)		(20.264,6)	
PROPIEDADES Y EQUIPO NETO (Nota 9)		8.933,1		9.715,8
Terrenos, Edificios y Construcciones en Curso	13.357,0		14.144,7	
Equipo, Muebles y Enseres de Oficina	8.542,1		8.744,2	
Equipo de Computación	9.086,4		9.227,2	
Otras	1.246,4		1.179,3	
Menos: Depreciación y Amortización Acumulada	(23.014,2)		(23.579,6)	
Menos: Provisión	(284,6)		-	
OTROS ACTIVOS (Nota 10)		44.669,2		76.676,7
Aportes Permanentes	98,2		98,2	
Gastos Anticipados y Cargos Diferidos	2.367,2		2.816,9	
Otros	65.027,1		96.614,4	
Menos: Provisión	(22.823,3)		(22.852,8)	
VALORIZACIONES		500.552,7		460.209,4
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotización en Bolsa (Nota 5 y 20)	478.572,5		433.702,0	
Propiedades y Equipo	21.980,2		26.507,4	
DESVALORIZACIONES (Nota 5)		(1.311,7)		(13.633,2)
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotización en Bolsa	(1.311,7)		(13.633,2)	
Total activo		$ 3.974.753,1		$ 3.430.914,3
CUENTAS CONTINGENTES ACREEDORAS POR EL CONTRA (Nota 18)		166.398,1		345.665,8
CUENTAS CONTINGENTES DEUDORAS (Nota 18)		664.923,5		853.078,6
Otras	664.923,5		853.078,6	
CUENTAS DE ORDEN DEUDORAS (Nota 19)		5.519.161,0		5.122.272,5
CUENTAS DE ORDEN ACREEDORAS POR EL CONTRA (Nota 19)		2.909.921,7		2.776.802,4
Total cuentas contingentes y de orden		$ 9.260.404,3		$ 9.097.819,3

PASIVO	30 de junio de 2009		31 de diciembre de 2008	
DEPOSITOS Y EXIGIBILIDADES (Nota 11)		$ 1.166.316,4		$ 1.055.008,9
Certificados de Depósito a Término	1.012.305,0		801.849,0	
Depósitos de Ahorro	153.651,8		205.908,7	
Otros	359,6		47.251,2	
POSICIONES PASIVAS EN OPERACIONES DE MERCADO (Nota 12)		572.538,5		350.644,4
CUENTAS POR PAGAR		74.482,7		63.938,5
Intereses	13.392,3		15.052,6	
Dividendos y Excedentes	45.338,9		43.291,8	
Otras (Notas 13 y 20)	15.751,5		5.594,1	
OTROS PASIVOS		4.173,8		4.182,8
Obligaciones Laborales Consolidadas	2.024,3		1.849,9	
Ingresos Anticipados y Abonos Diferidos	839,1		1.053,6	
Pensiones de Jubilación	1.310,4		1.279,3	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 14)		8.814,9		4.039,1
Obligaciones Laborales	782,0		1.256,3	
Impuestos	4.902,8		101,2	
Otros	3.130,1		2.681,6	
Total pasivo		1.826.326,3		1.477.813,7
PATRIMONIO				
CAPITAL SOCIAL (Nota 15) Al 30 de junio de 2009 y 31 de diciembre de 2008 dividido en 171.315.953 y 170.161.992 Acciones de Valor Nominal de $ 10,oo c/u, respectivamente.		1.713,2		1.701,6
RESERVAS (Nota 16)		1.202.383,4		1.169.814,7
Reserva Legal	656.729,4		641.627,2	
Reservas Estatutarias y Ocasionales	545.654,0		528.187,5	
SUPERAVIT o DEFICIT		806.064,3		654.118,2
Ganancias o Pérdidas No Realiz. en Inv. Disponibles Para la Vta (Nota 17)	306.823,3		207.542,0	
Valorizaciones	500.552,7		460.209,4	
Desvalorizaciones	(1.311,7)		(13.633,2)	
UTILIDAD DEL EJERCICIO		138.265,9		127.466,1
Total patrimonio		2.148.426,8		1.953.100,6
Total pasivo y patrimonio		$ 3.974.753,1		$ 3.430.914,3
CUENTAS CONTINGENTES ACREEDORAS (Nota 18)		166.398,1		345.665,8
Avales y Garantías	107.370,6		107.005,1	
Otras Contingencias	59.027,5		238.660,7	
CUENTAS CONTINGENTES DEUDORAS POR EL CONTRARIO (Nota 18)		664.923,5		853.078,6
CUENTAS DE ORDEN DEUDORAS POR EL CONTRARIO (Nota 19)		5.519.161,0		5.122.272,5
CUENTAS DE ORDEN ACREEDORAS (Nota 19)		2.909.921,7		2.776.802,4
Total cuentas contingentes y de orden		$ 9.260.404,3		$ 9.097.819,3

Las notas adjuntas son parte integral de los estados financieros.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

JOSÉ ELÍAS MELO ACOSTA
Presidente (*)

MARTHA CECILIA CASTRO ORTIZ
Contador (*)

NELSON GERMÁN SEGURA GARZÓN
Revisor Fiscal

FILE No. 823437

CORPORACION FINANCIERA COLOMBIANA S. A.

ESTADOS DE GANANCIAS Y PERDIDAS
POR LOS SEMESTRES TERMINADOS EL 30 DE JUNIO DE 2009 Y 31 DE DICIEMBRE DE 2008
(Expresado en millones de pesos colombianos)

	30 de junio de 2009		31 de diciembre de 2008	
INGRESOS OPERACIONALES DIRECTOS (Nota 20)		$ 1.048.128,1		$ 966.559,1
Intereses y Descuento Amort Cartera de Crédito y otros intereses	3.027,1		11.848,8	
Utilidad en Valoracion Inversiones Neg Titulos de Deuda	39.046,4		18.926,4	
Utilidad en Valoracion Inversiones Neg Titulos Participativos	3.214,6		1.576,5	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.	2.760,3		2.522,2	
Utilidad en Valoracion Inversiones Disponibles para la venta Tit Deuda	31.753,9		33.500,6	
Ganancia Realizada en Inversiones Disponibles Para la Venta	28.825,5		1.096,5	
Comisiones y Honorarios	6.906,9		3.619,4	
Utilidad en Valoracion de Derivados	382.844,7		551.820,4	
Utilidad en Valoracion de Operaciones de Contado	4.743,1		3.936,3	
Cambios	536.649,2		311.146,5	
Utilidad en Venta de Inversiones	8.356,4		26.565,5	
GASTOS OPERACIONALES DIRECTOS		986.358,2		923.067,8
Intereses, Prima Amortizada y Amortización de Descuento	65.549,0		79.177,1	
Pérdida Realizada en Inv. Disponibles para la Vta.	2.508,5		375,3	
Comisiones	2.544,1		1.912,1	
Pérdida en Valoración de Derivados	331.401,2		548.114,8	
Cambios	570.058,7		283.975,5	
Pérdida en Venta de Inversiones	8.939,9		4.575,5	
Perdida en la Valoración de Operaciones de Contado	5.356,8		4.937,5	
RESULTADO OPERACIONAL DIRECTO		61.769,9		43.491,3
INGRESOS OPERACIONALES (Nota 21)		124.452,9		121.917,8
Dividendos y Participaciones	120.269,9		112.724,8	
Otros	4.183,0		9.193,0	
GASTOS OPERACIONALES		44.374,1		42.032,3
Gastos de Personal	13.987,2		12.408,4	
Otros (Nota 22)	30.386,9		29.623,9	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		141.848,7		123.376,8
PROVISIONES		8.665,1		3.629,2
Inversiones (Nota 5)	6.360,5		639,6	
Cuentas por Cobrar	1.485,1		1.323,3	
Propiedades y Equipo	284,6		0,0	
Otras (Nota 23)	534,9		1.666,3	
DEPRECIACIONES (Nota 9)		612,2		588,1
AMORTIZACIONES		612,1		700,5
RESULTADO OPERACIONAL NETO		131.959,3		118.459,0
INGRESOS NO OPERACIONALES (Nota 24)		11.922,0		12.971,6
GASTOS NO OPERACIONALES (Nota 25)		1.065,4		831,6
UTILIDAD ANTES DE IMPUESTO A LA RENTA		142.815,9		130.599,0
IMPUESTO A LA RENTA Y COMPLEMENTARIOS (Nota 26)		4.550,0		3.132,9
UTILIDAD DEL EJERCICIO		$ 138.265,9		$ 127.466,1
UTILIDAD NETA POR ACCIÓN (en pesos)		$ 809,8		$ 753,1

Las notas adjuntas son parte integral de los estados financieros.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

JOSÉ ELÍAS MELO ACOSTA
Presidente (*)

MARTHA CECILIA CASTRO ORTIZ
Contador (*)
T.P. 40995-T

NELSON GERMÁN SEGURA GARZÓN
Revisor Fiscal
T.P. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

CORPORACIÓN FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS

BALANCES GENERALES CONSOLIDADOS AL 30 DE JUNIO DE 2000 Y 31 DE DICIEMBRE DE 2000
(En millones de pesos)

ACTIVO	30 de junio de 2000		31 de diciembre de 2000	
DISPONIBLE, Neto (Nota 3)		$ 197.283,4		$ 121.615,3
MONEDA LEGAL	70.212,7		121.022,5	
Caja, Bancos y Otros	70.212,7		121.022,5	
MONEDA EXTRANJERA	127.070,7		592,7	
POSICIONES ACTIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS (Nota 4)		57.760,4		121.970,8
INVERSIONES, Neto (Nota 5)		2.799.221,9		2.443.044,5
Negociables en Títulos de Deuda	330.622,0		252.849,5	
Negociables en Títulos Participativos	50.101,7		89.166,8	
Para Mantener hasta el Vencimiento	7.535,8		5.093,3	
Disponibles para la Venta en Títulos de Deuda	659.460,3		823.396,8	
Disponibles para la Venta en Títulos Participativos	1.293.419,8		1.215.035,2	
Derechos de Recompra de Inversiones	466.923,5		343.428,6	
Menos: Provisión	(38.140,8)		(7.353,9)	
CARTERA DE CRÉDITOS, Neto (Nota 6)		508.673,9		496.107,8
Créditos de Consumo, Garantía Idónea	3.223,1		2.782,8	
Categoría A, Riesgo Normal	1.983,5		2.563,2	
Categoría B, Riesgo Aceptable	172,7		73,3	
Categoría C, Riesgo Apreciable	26,4		48,5	
Categoría D, Riesgo Significativo	22,9		73,4	
Categoría E Incobrable	28,6		22,6	
Créditos de Consumo, Otras Garantías	19,8		115,9	
Categoría A, Riesgo Normal	11,7		104,8	
Categoría B, Riesgo Aceptable	3,8		9,1	
Categoría E Incobrable	5,9		8,8	
Menos: Provisión	(983,3)		(120,0)	
Cartera Comercial, Garantía Idónea	494.749,8		508.554,3	
Categoría A Normal	429.389,9		448.266,4	
Categoría B Aceptable	37.516,4		34.797,2	
Categoría C Apreciable	13.314,1		10.151,6	
Categoría D Significativo	12.594,1		13.859,5	
Categoría E Incobrable	3.595,8		1.769,6	
Menos: Provisión	(34.132,0)		(23.204,0)	
Cartera Comercial, Otras Garantías	39.223,2		8.125,7	
Categoría A Normal	23.674,5		6.460,8	
Categoría B Aceptable	137,4		40,0	
Categoría C Apreciable	7,3		29,4	
Categoría D Significativo	1.046,8		710,4	
Categoría E Incobrable	1.329,4		896,1	
Menos: Provisión	(973,1)		(140,0)	
Menos: Provisión General	(8,2)		(8,5)	
ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS, Neto (Nota 7)		79.194,6		(36.611,2)
Derechos	4.962.197,2		4.743.835,6	
Obligaciones	(4.883.003,3)		(4.780.347,1)	
CUENTAS POR COBRAR, Neto (Nota 8)		231.993,7		149.022,7
Intereses	1.090,6		773,5	
Comisiones y Honorarios	5.481,5		4.192,6	
Otros	238.325,3		155.897,8	
Menos: Provisión	(13.073,0)		(11.454,1)	
BIENES REALIZABLES, RECIBIDOS EN PAGO Y BIENES RESTITUIDOS (Nota 9)		136.851,5		154.661,6
Bienes Realizables	149.984,1		148.863,3	
Bienes Recibidos en Pago	27.175,6		26.738,7	
Bienes Restituidos de Contratos de Leasing	5.783,2		4.625,2	
Bienes no Utilizados en el Objeto Social	583,9		585,9	
Menos: Provisión	(26.599,9)		(26.151,7)	
PROPIEDADES, EQUIPOS Y BIENES DADOS EN LEASING, Neto (Nota 10)		258.948,3		258.919,1
Terrenos, Edificios y Construcciones en Curso	222.953,8		180.304,1	
Equipo, Muebles y Enseres de Oficina	28.916,1		38.484,1	
Equipo de Computación	28.053,0		35.311,8	
Otros	358.670,3		328.024,5	
Menos: Depreciación y Amortización Acumulada	(373.122,0)		(271.282,3)	
Menos: Provisión	(6.525,9)		(6.224,1)	
EXCESO DEL COSTO DE INVERSION SOBRE EL VALOR EN LIBROS (Nota 11)		3.048,9		4.553,3
OTROS ACTIVOS, Neto (Nota 12)		391.409,5		658.117,8
Aportes Permanentes	20.129,3		9.435,1	
Gastos Anticipados y Cargos Diferidos	390.797,8		376.585,6	
Bienes por Colocar en Contratos de Leasing	20.251,2		26.913,4	
Otros	281.041,5		288.746,3	
Menos: Provisión	(33.318,1)		(23.343,3)	
VALORIZACIONES (Nota 13)		513.339,1		440.573,2
Inversiones Disponibles para la Venta en Títulos Participativos de Baja o Mínima bursatilidad o sin Cotización en Bolsa	154.604,4		139.738,6	
Propiedad y Equipos	343.850,6		289.134,2	
Otros	14.884,1		13.710,4	
DESVALORIZACIONES (Nota 14)		(731,5)		(31.298,3)
Total activo		$ 5.527.952,1		$ 4.819.632,8
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 25)		346.763,9		423.314,6
CUENTAS CONTINGENTES DEUDORAS (Nota 25)		1.314.953,6		1.371.466,7
CUENTAS DE ORDEN DEUDORAS (Nota 26)		7.894.537,3		7.459.211,3
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 27)		4.977.794,6		3.934.811,3
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 13.334.028,4		$ 13.352.989,7

PASIVO Y PATRIMONIO	30 de junio de 2000		31 de diciembre de 2000	
DEPÓSITOS Y EXIGIBILIDADES (Nota 14)		$ 1.453.394,3		$ 1.394.813,4
Certificados de Depósito a Término	1.279.956,9		1.092.241,1	
Depósitos de Ahorro	173.389,6		303.258,9	
Otros	358,5		47.513,3	
POSICIONES PASIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS (Nota 15)		374.993,3		339.025,3
CRÉDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS (Nota 16)		318.628,5		318.873,9
Otras Entidades del País	302.973,5		300.678,6	
Entidades del Exterior	15.655,0		18.194,3	
CUENTAS POR PAGAR (Nota 17)		239.492,0		219.720,8
Intereses	34.141,7		26.779,7	
Comisiones y Honorarios	1.486,4		716,6	
Dividendos y Excedentes	45.777,9		44.183,9	
Otros	157.883,4		148.121,6	
TÍTULOS DE INVERSIÓN EN CIRCULACIÓN (Nota 18)		345.150,0		183.304,5
OTROS PASIVOS (Nota 19)		151.525,9		151.864,3
Obligaciones Laborales Consolidadas	18.203,7		17.354,4	
Ingresos Anticipados y Abonos Diferidos	62.803,9		44.949,1	
Pensiones de Jubilación	16.084,8		15.672,0	
Otros	54.459,4		71.093,9	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 20)		46.533,3		23.991,6
Obligaciones Laborales	2.483,8		1.545,8	
Impuestos	37.039,8		15.945,3	
Otros	6.841,9		6.897,9	
DEFECTO DEL COSTO DE LA INVERSION SOBRE EL VALOR EN LIBROS (Nota 21)		11.398,9		14.080,6
TOTAL PASIVO EXTERNO		2.831.022,9		2.515.583,0
INTERES MINORITARIO		379.406,1		298.584,3
Total pasivo		3.344.429,3		2.825.169,3
PATRIMONIO		2.184.523,4		1.992.483,3
CAPITAL SOCIAL (Nota 22)		1.713,2		1.704,6
RESERVAS (Nota 23)		1.297.100,9		1.249.190,1
Reserva Legal	51.033,3		56.946,6	
Reservas Estatutarias y Ocasionales	334.148,3		315.182,0	
Prima en Colocación de Acciones	912.213,5		877.061,5	
SUPERAVIT		610.379,3		475.814,1
Ganancia ó Pérdida No Realizada en Inversiones Disponibles para la Venta (Nota 24)	306.444,5		303.035,3	
Valorizaciones	312.124,7		288.371,5	
Desvalorizaciones	(8.219,9)		(96.946,2)	
RESULTADO DE EJERCICIOS ANTERIORES		133.946,3		169.379,9
UTILIDAD DEL EJERCICIO		133.334,3		99.094,2
Total pasivo y patrimonio		$ 5.527.952,1		$ 4.819.632,8
CUENTAS CONTINGENTES ACREEDORAS (Nota 25)		346.763,9		423.314,6
Avales y Garantías	187.370,6		107.995,3	
Otras Contingencias	159.393,3		315.319,3	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 25)		1.314.953,6		1.371.466,7
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 26)		7.894.537,3		7.459.211,3
CUENTAS DE ORDEN ACREEDORAS (Nota 27)		4.977.794,6		3.934.811,3
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 13.334.028,4		$ 13.352.989,7

Las notas adjuntas son parte integral de los estados financieros.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros.

JOSE ELIAS MELO ACOSTA
Presidente (*)

MARTHA CECILIA CASTRO ORTIZ
Contador (*)
T.P. 4090-T

NELSON GERMAN SEGURA GARZON
Revisor Fiscal
T.P. 34790-T
(Ver informe adjunto)

FILE No. 823437

CORPORACION FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS SEMESTRES TERMINADOS EL 30 DE JUNIO DE 2009 Y EL 31 DE DICIEMBRE DE 2008
(En millones de pesos)

	30 de junio de 2009		31 de diciembre de 2008	
INGRESOS OPERACIONALES DIRECTOS		$ 1.084.380,1		$ 1.000.426,7
Intereses y Descuento Amort Cartera de Crédito y otros intereses	10.837,9		18.902,6	
Utilidad en Valoracion Inversiones Neg Títulos de Deuda	43.799,1		22.215,6	
Utilidad en Valoracion Inversiones Neg Títulos Participativos	3.763,6		714,7	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.	2.879,9		2.620,8	
Utilidad en Valoracion Inversiones Disponibles para la venta Tit Deuda	33.366,9		34.705,2	
Ganancia Realizada en Inv. Disponibles Para la Venta	28.848,5		1.096,5	
Comisiones y Honorarios	23.004,3		14.897,2	
Utilidad en Valoración de Operaciones de Contado	4.743,1		3.936,3	
Utilidad en Valoración de Derivados	382.705,8		551.611,6	
Cambios	540.649,1		313.796,6	
Utilidad en Venta de Inversiones	9.781,9		35.929,6	
GASTOS OPERACIONALES DIRECTOS		1.033.110,1		973.054,2
Intereses, Prima Amortizada , Amortizacion de Descuento y Costos de Ventas	102.156,8		119.317,5	
Pérdida Realizada en Inv. Disponibles para la Vta.	2.508,5		375,3	
Comisiones	7.960,9		7.325,3	
Pérdida en Valoración de Derivados	330.660,9		547.685,9	
Cambios	574.887,0		288.619,3	
Pérdida en Venta de Inversiones	9.579,2		4.793,4	
Perdida en la Valoración de Operaciones de Contado	5.356,8		4.937,5	
RESULTADO OPERACIONAL DIRECTO		51.270,0		27.372,5
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		201.934,1		148.089,8
INGRESOS OPERACIONALES		518.571,4		476.136,3
Dividendos y Participaciones	69.877,5		30.354,9	
Otros (Nota 29)	448.693,9		445.781,4	
GASTOS OPERACIONALES		316.637,3		328.046,5
Gastos de Personal	71.768,8		62.594,5	
Otros (Nota 30)	244.868,5		265.452,0	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		253.204,1		175.462,3
PROVISIONES		18.205,2		18.987,7
Inversiones	3.895,6		1.011,7	
Cartera de Créditos	7.809,6		8.221,8	
Cuentas por Cobrar	4.009,6		5.406,8	
Propiedades y Equipos	284,6		2,2	
Otras (Nota 31)	2.205,8		4.345,2	
DEPRECIACIONES - BIENES DE USO PROPIO		6.296,5		4.462,9
AMORTIZACIONES		11.298,0		11.835,9
RESULTADO OPERACIONAL NETO		217.404,4		140.175,8
INGRESOS NO OPERACIONALES		31.187,7		31.785,2
Ingresos no Operacionales (Nota 32)	28.766,8		29.593,4	
Interese Minoritario	274,0		407,5	
Amortización Defecto del Costo de la Inversión Sobre el Valor en Libros	2.146,9		1.784,3	
GASTOS NO OPERACIONALES		43.305,0		37.583,3
Gastos no Operacionales	13.895,7		17.384,9	
Interés Minoritario	27.579,8		19.051,6	
Amortización Exceso del Costo de la Inversión Sobre el Valor en Libros	1.829,5		1.146,8	
RESULTADO NETO NO OPERACIONAL		(12.117,3)		(5.798,1)
UTILIDAD ANTES DE IMPUESTO A LA RENTA		205.287,1		134.377,7
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		52.102,3		34.881,2
UTILIDAD DEL EJERCICIO		$ 153.184,8		$ 99.496,5

las notas adjuntas son parte integral de los estados financieros

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros.

JOSÉ ELÍAS MELO ACOSTA
Presidente (*)

MARTHA CECILIA CASTRO ORTÍZ
Contador (*)
T.P. 40995-T

NELSON GERMAN SEGURA GARZÓN
Revisor Fiscal
T.P. 24750-T
(Ver informe adjunto)

7. DICTAMEN DEL REVISOR FISCAL

El doctor Ricardo Rubio Rueda, socio de la firma Deloitte & Touche Ltda. que ejerce la Revisoría Fiscal en la Corporación, procedió a dar lectura a los informes sobre los estados financieros de la Corporación y los estados financieros consolidados de la misma, en los siguientes términos:

"A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales de CORPORACIÓN FINANCIERA COLOMBIANA S.A. al 30 de junio de 2009 y 31 de diciembre de 2008 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

La administración es la responsable por la preparación y correcta presentación de estos estados financieros de acuerdo con las instrucciones y prácticas contables impartidas por la Superintendencia financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias. Mi responsabilidad es expresar una opinión sobre estos estados financieros con base a mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con las nomas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros. En la evaluación de riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoria también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, fielmente tomados de los libros de contabilidad, presentan razonablemente, en todos los aspectos de importancia material, la situación financiera de la Corporación Financiera Colombiana S.A. al 30 de junio de 2009 y 31 de diciembre de 2008, los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los semestres terminados en estas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre las bases uniformes.

Con base a mis funciones como revisor fiscal y el alcance de mis exámenes al 30 de junio de 2009 y a 31 de diciembre de 2008, informo que la Compañía ha llevado su contabilidad conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a

FILE No. 823437

los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, la adopción de los Sistemas de Administración de Riesgo: de Mercadeo, de Liquidez, Operativo y de Lavado de Activos y de Financiación del Terrorismo, y su impacto en los estados financieros adjuntos, se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular Externa 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Compañía ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados, sobre los cuales he efectuado seguimiento a la disposición dada por la administración.

NELSON GERMÁN SEGURA GARZÓN
Revisor Fiscal
Tarjeta Profesional No. 24750-T
Designado por Deloitte & Touche Ltda.

31 de julio de 2009"

"A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales consolidados de CORPORACION FINANCIERA COLOMBIANA S.A. y subordinadas al 30 de junio de 2009 y 31 de diciembre de 2008, y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

En la Nota 1 a los estados financieros se indican las subordinadas que consolidaron con la Corporación al 30 de junio de 2009 y 31 de diciembre de 2008, así como los efectos de la consolidación. Los estados financieros al 30 de junio de 2009 de las subordinadas Tejidos Sintéticos de Colombia S.A., Industrias Lehner S.A., Promotora y Comercializadora Santamar S.A., Banco Corficolombiana (Panamá) S.A., Gas Comprimido del Perú S.A. y Pizano S.A., son de carácter intermedio, certificados y no auditados. Los estados financieros de las subordinadas al 31 de diciembre de 2008, fueron auditados por otros revisores fiscales o auditores externos, cuyos informes me fueron suministrados. Por lo tanto, mi opinión sobre las cifras de las subordinadas incluidas en los estados financieros consolidados al 30 de junio de 2009 y 31 de diciembre de 2008, está basada únicamente en los estados financieros certificados antes mencionados y en los informes de dichos revisores fiscales o auditores externos.

La administración es responsable por la preparación y correcta presentación de estos estados financieros de acuerdo con las instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores

significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias. Mi responsabilidad es expresar una opinión sobre estos estados financieros consolidados con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros consolidados, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros consolidados. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, basada en mis auditorías, en los informes de los otros revisores fiscales o auditores externos y en los estados financieros certificados indicados en el párrafo segundo, los estados financieros consolidados antes mencionados, presentan razonablemente, en todos los aspectos de importancia material, la situación financiera consolidada de CORPORACION FINANCIERA COLOMBIANA S.A. y subordinadas al 30 de junio de 2009 y 31 de diciembre de 2008, los resultados consolidados de sus operaciones, los cambios consolidados en su patrimonio y sus flujos consolidados de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

NELSON GERMAN SEGURA GARZON
Revisor Fiscal
Tarjeta Profesional No. 24750-T
Designado por Deloitte & Touche Ltda.

25 de agosto de 2009."

8. APROBACION DE LOS INFORMES DE LA ADMINISTRACION Y DE LOS ESTADOS FINANCIEROS

El Presidente de la Asamblea solicitó a la Secretaria informar sobre la autorización de la Superintendencia Financiera de Colombia para someter los estados financieros a consideración de la Asamblea General de Accionistas.

La Secretaria informó que el ente de control impartió su aprobación mediante oficio No.2009059841-014 del 28 de agosto de 2009, que textualmente dice:

FILE No. 823437

"Doctor
JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL
CORPORACION FINANCIERA COLOMBIANA S.A.
Carrera 13 No. 26 – 45 Pisos 3, 7 y 8
BOGOTA D.C. (COLOMBIA)

Número de radicación: 2009059841-014
Trámite: 16-AA ESTADOS FINANCIEROS FIN DE EJERCICIO ASAMBLEAS
Actividad: 39 RESPUESTA FINAL
Anexos: NO

Apreciado Doctor Melo:

De manera atenta me permito manifestarle que una vez practicada la revisión de los estados financieros de la Corporación Financiera Colombiana Corficolombiana S.A. correspondientes al periodo comprendido entre el 1 de enero y el 30 de junio de 2009, sus notas, el dictamen emitido por el Revisor Fiscal y demás documentación relacionada con la Asamblea General a celebrarse el día 2 de septiembre de 2009, esta Superintendencia imparte autorización para su presentación al mencionado órgano colegiado.

Finalmente se recuerda que para los efectos de la publicación de los estados financieros deberá observarse lo determinado por el numeral 2.4 del Capítulo IX de la Circular Externa 100 de 1995, Básica contable.

Cordialmente,

RODOLFO AQUILINO CIFUENTES BUSTOS
DIRECCION DE SUPERVISION INSTITUCIONAL PARA INTERMEDIARIOS FINANCIEROS DOS"

En este estado, se recordó a los administradores y empleados de la sociedad que de conformidad con el artículo 185 del Código de Comercio, no pueden votar los balances y cuentas de fin de ejercicio.

Enseguida, el Presidente de la Asamblea preguntó a los accionistas si aprobaban los estados financieros, el informe de gestión y demás informes de los administradores y del Revisor Fiscal sometidos a su consideración, a lo cual respondieron afirmativamente en forma unánime.

9. PROYECTO DE DISTRIBUCION DE UTILIDADES

El Presidente de la Asamblea sometió a consideración de los accionistas el siguiente proyecto de distribución de utilidades y constitución de reservas, propuesto por la administración, el cual expresó que se encuentra acorde con los estados financieros aprobados y las disposiciones legales y estatutarias sobre la materia:

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
Junio 30 de 2009

Utilidad antes de impuestos		$ 142,815,883,801.32
Menos: provisión de impuestos		$ 4,550,000,000.00
Utilidad del ejercicio después de impuestos:		$ 138,265,883,801.32
Liberar reserva futuros repartos:		$ 150,759,024,654.12
Utilidad a disposición de la Asamblea :		**$ 289,024,908,455.44**
Reserva sobre valoración de inversiones Decreto 2336 /95	$ 26,874,248,485.00	
Reserva para futuros repartos	$ 152,150,659,970.44	
Dividendo en efectivo de $642 por acción sobre las 160.543.030 acciones ordinarias y las 10.772.923 acciones preferenciales suscritas y pagadas a junio 30 de 2009. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2009.	**$ 110,000,000,000.00**	
SUMAS IGUALES	**$ 289,024,908,455.44**	**$ 289,024,908,455.44**

Analizado el proyecto, la Asamblea General de Accionistas decidió, por unanimidad, aprobarlo en su integridad en los términos propuestos.

10. INFORME DE LA JUNTA DIRECTIVA SOBRE LAS ACTIVIDADES DEL COMITÉ DE AUDITORIA

Se dio lectura al informe sobre las labores desarrolladas durante el ejercicio enero – junio de 2009 por el Comité de Auditoría, el cual dio por recibido a satisfacción la Asamblea General de Accionistas, por unanimidad. El texto del citado informe se transcribe a continuación:

"*Bogotá D.C., 29 de julio de 2009*

Señores
Accionistas
Corporación Financiera Colombiana S.A.
Bogotá.

Atendiendo lo estipulado en la Circular 052 de 1998 emitida por la Superintendencia Bancaria de Colombia, hoy Superintendencia Financiera de Colombia, la Junta Directiva presenta a continuación el informe de actividades realizadas por el Comité de Auditoría durante el primer semestre del año 2009.

1. *La Junta Directiva en su sesión del 26 de julio de 2006, según acta No.1575, designó los miembros del Comité de Auditoría. Posteriormente, la misma Junta, en su sesión del 9 de abril de 2008 según acta No. 1618, nombró al Dr. Santiago Madriñan de la Torre como miembro del Comité en reemplazo del Dr. Jorge Iván Villegas Montoya. A la fecha, el Comité lo conforman los siguientes miembros:*

    - *Gerardo Silva Castro*
    - *Santiago Madriñan de la Torre*
    - *Álvaro de Jesús Velásquez Cock.*

FILE No. 823437

2. *El Comité de Auditoría como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación, efectuó reuniones los días 28 de febrero y 27 de mayo de 2009, donde analizó, entre otros temas, los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:*

j) *Estados financieros con corte a diciembre 31 de 2008 y abril 30 de 2009.*

k) *La cartera con corte a diciembre 31 de 2008 y abril 30 de 2009.*

l) *El Comité supervisó la implementación y cumplimiento de la norma relacionada con el Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARLAFT, velando por la existencia de los controles necesarios para prevenir que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.*

En el Comité se presentaron las actividades adelantadas por la Unidad de Cumplimiento.

m) *Supervisión de las funciones y actividades de Contraloría en aspectos tales como:*

- *Informes emitidos por la Contraloría a las diferentes áreas, productos y filiales de la Corporación del sector financiero y sector real.*
- *Seguimientos efectuados por auditoría con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.*
- *Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.*

n) *Revisión de los oficios relevantes recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas por parte de la administración.*

o) *Revisión de los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas por parte de la administración.*

p) *En los comités del 28 de febrero y 27 de mayo de 2009, el Presidente de la Corporación Dr. José Elías Melo Acosta, presentó informe al Comité de Auditoría con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.*

q) *Presentación de las actas de reuniones del Comité ALCO del período comprendido de noviembre 1 de 2008 a abril 6 de 2009.*

r) *Analizó y revisó el cronograma y las actividades a realizar para el cumplimiento de la Circular 014 expedida en mayo 19 de 2009, por la Superintendencia Financiera de Colombia, sobre las Instrucciones relativas a la revisión y adecuación del Sistema de Control Interno (SCI)*

Como resultado se observa:

- *Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.*
- *Actividades de Auditoría Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control interno de la Corporación.*
- *Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoría Interna y Auditoría de Sistemas.*
- *Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.*
- *Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.*
- *Documentación sobre las actividades, evaluaciones y recomendaciones del Comité.*

Cordialmente,

JUNTA DIRECTIVA"

11. INFORME DONACIONES

El Presidente de la Corporación sometió a consideración de la Asamblea General de Accionistas:

a) La ratificación de las donaciones aprobadas por la Junta Directiva en el primer semestre del año, las cuales consisten en:

- 61 equipos y elementos de computación, totalmente depreciados.

- 332 muebles (archivadores, sillas, cajoneras, etc.), igualmente depreciados.

Las donaciones fueron aprobadas con destino a Educar Computadores, la Fundación Corficolombiana y la Universidad del Rosario.

b) La realización de una donación a favor de la Fundación Corficolombiana, por la suma de doscientos millones de pesos ($200.000.000.oo).

Evaluadas las solicitudes anteriores, la Asamblea General de Accionistas, por unanimidad, ratificó y aprobó, respectivamente, las donaciones presentadas por la Corporación.

12. PROPOSICIONES Y VARIOS

12.1 REFORMA DE LOS ESTATUTOS SOCIALES

La Secretaria de la Asamblea informó que el doctor Mario Alberto González Castro, en su condición de apoderado del Banco de Bogotá, presentó la siguiente propuesta de reforma de los estatutos sociales de Corficolombiana S.A.:

1. Adicionar el artículo 34 del Capítulo VI de los estatutos sociales, con el siguiente literal:

FILE No. 823437

ARTICULO 34 – Son funciones de la Asamblea General de Accionistas:

(...)

l). Determinar anualmente la cuantía máxima hasta la cual la Corporación podrá efectuar donaciones que apoyen causas tendientes a beneficiar a la comunidad o a sectores específicos de la misma, (por ejemplo causas dirigidas a la salud, la educación, la cultura, la religión, el ejercicio de la democracia, el deporte, la investigación científica y tecnológica, la ecología y protección ambiental, la defensa, protección y promoción de los derechos humanos, el acceso a la justicia, programas de desarrollo social, apoyo en situaciones de desastres y calamidades, etc.) y que coadyuven a la promoción de la imagen de la compañía en desarrollo de su responsabilidad social. La Asamblea General de Accionistas tendrá la facultad de decidir cada año los sectores específicos a los que podrán dirigirse tales donaciones.

PARÁGRAFO: Todas las donaciones que efectúe la Corporación tendrán que ser previamente aprobadas por la Junta Directiva.

2. Como consecuencia de lo anterior, dejar el actual literal l). del artículo 34 como literal m).

3. Adicionar el artículo 46 del Capítulo VIII de los estatutos sociales, con el siguiente literal:

ARTICULO 46. - FUNCIONES DE LA JUNTA DIRECTIVA.- Son funciones de la Junta Directiva:
(...)

t). Autorizar las donaciones que haya de efectuar la Corporación, todo ello actuando dentro de las autorizaciones otorgadas por la Asamblea para el efecto.

Adicionalmente, el Presidente de la Asamblea planteó la modificación del artículo 47 del Capítulo VIII de los estatutos sociales, para que, en lo sucesivo, quede así:

ARTICULO 47. - Todas las reuniones, deliberaciones y decisiones de la Junta Directiva se harán constar en un Libro de Actas, foliado y rubricado en la Cámara de Comercio del domicilio social. Las actas serán firmadas por quien presida la correspondiente reunión y el Secretario, salvo cuando se haga uso de los mecanismos previstos en los artículos 19 y 20 de la Ley 222 de 1995 a que se refiere el artículo 42 de estos estatutos, caso en el cual las actas correspondientes deberán elaborarse y sentarse en la forma prevista en el artículo 21 de dicha Ley o en las normas que lo modifiquen o sustituyan.

Estudiadas las modificaciones de los estatutos sociales propuestas, la Asamblea General de Accionistas consideró que se ajustan a la ley, razón por la cual les impartió, por unanimidad, su aprobación. Por tanto, concedió amplias facultades al Representante Legal de Corficolombiana S.A. para elevar a escritura pública la reforma estatutaria y adelantar todas las gestiones necesarias para su legalización.

12.2 AUTORIZACION A LA JUNTA DIRECTIVA PARA LA REALIZACION DE DONACIONES

El apoderado del Banco de Bogotá, doctor Mario Alberto González Castro, teniendo en cuenta la aprobación de la reforma estatutaria orientada a regular las donaciones que puede efectuar la Corporación Financiera Colombiana S.A., propuso al máximo órgano social autorizar a la sociedad para efectuar donaciones anualmente hasta por la suma de dos mil millones de pesos ($2.000.000.000), con destino a actividades de salud, educación, investigación científica y tecnológica, ecología y protección ambiental, acceso a la justicia y apoyo en situaciones de desastres y calamidades, conforme lo apruebe la Junta Directiva en cada oportunidad.

Por considerar la propuesta anterior viable y adecuada, la Asamblea General de Accionistas resolvió, por unanimidad, impartirle su aprobación.

12.3 INVERSION DE CORFICOLOMBIANA S.A. EN PROMIGAS

Para atender la solicitud efectuada por el accionista Roberto Knepper Afanor, el Presidente de la Asamblea hizo un recuento del proceso de escisión de PROMIGAS realizado en el mes de julio de 2009, en virtud del cual esa sociedad transfirió el 52.66% de su capital social en la Sociedad de Inversiones en Energía S.A. – SIE- a favor de Proenergía Internacional S.A., sociedad que conservó la misma composición accionaria que la compañía escindida.

Igualmente, refirió la forma como Corficolombiana S.A. reflejó en su contabilidad el efecto de la mencionada escisión.

Por último, hizo alusión al cambio que en agosto de 2009 se dio en la bursatilidad de la acción de PROMIGAS, la que pasó de media a baja bursatilidad, lo que generó un ingreso importante para la Corporación originado por la valoración de la inversión a precios de mercado.

Agotado el orden del día y no habiendo más asuntos que tratar, se levantó la sesión de la Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A. a las 12:15 p.m. del día 2 de septiembre de 2009.

EL PRESIDENTE,	**LA SECRETARIA,**
JOSE ELIAS MELO ACOSTA (FDO).	**MARIA ESPERANZA MOJICA RODRIGUEZ (FDO).**

COMISIÓN APROBATORIA DEL ACTA,

MARIO ALBERTO GONZALEZ CASTRO (FDO).	**MARIA MARCELA ROJAS PRIETO (FDO).**